Filed Pursuant to Rule 424(b)(2)
Registration No. 333-63480

PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 18, 2003)

6,000,000 Shares

Constellation Brands, Inc.

Depositary Shares

Each representing  1/40 of a share of 5.75% Series A Mandatory  Convertible Preferred Stock

We are offering 6,000,000 depositary shares by this prospectus supplement and the accompanying prospectus. We will receive all of the net proceeds from the sale of the depositary shares. We have granted the underwriters an option to purchase up to 820,000 additional depositary shares to cover over-allotments.

Each depositary share represents  1/40 of a share of our Series A mandatory convertible preferred stock, liquidation preference $1,000 per share, which is equivalent to $25 per depositary share. Holders of depositary shares are entitled to all proportional rights and preferences of the Series A mandatory convertible preferred stock, including dividend, voting, conversion and liquidation rights.

We will pay annual dividends on each depositary share in the amount of $1.4375, which is based on the annual dividend rate of $57.50 for each share of our Series A mandatory convertible preferred stock. Dividends will be cumulative from the date of issuance and to the extent that dividends are not prohibited or restricted under our debt agreements, assets are legally available to pay dividends and our board of directors or an authorized committee of our board declares a dividend payable, we will pay dividends in cash, shares of our Class A common stock or a combination thereof, in our sole discretion, after every quarter. Shares of our Class A common stock used to pay dividends will be delivered to the transfer agent to be sold on the holders’ behalf, resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. The first dividend payment will be made on December 1, 2003.

On September 1, 2006, each depositary share will automatically convert, subject to adjustments described in this prospectus supplement, into between 0.7319 and 0.8929 shares of our Class A common stock, depending on the then current market price of our Class A common stock. At any time prior to September 1, 2006, holders may elect to convert each depositary share, subject to adjustments described in this prospectus supplement, into 0.7319 shares of our Class A common stock. If the closing price per share of our Class A common stock exceeds $51.24 for at least 20 trading days within a period of 30 consecutive trading days, we may elect, subject to certain limitations described in this prospectus supplement, to cause the conversion of all, but not less than all, of the depositary shares then outstanding into shares of our Class A common stock at a conversion rate of 0.7319 shares of our Class A common stock for each depositary share.

Prior to this offering, there has been no public market for our depositary shares. We have applied to list our depositary shares on the New York Stock Exchange under the symbol “STZ Pr A.” Our Class A common stock is listed on the New York Stock Exchange under the symbol “STZ.” On July 24, 2003, the last reported sale price of our Class A common stock was $28.00 per share.

Concurrently with this offering, we are offering, by means of a separate prospectus supplement, 9,500,000 shares of our Class A common stock (or 10,925,000 shares if the underwriters exercise in full their over-allotment option). However, neither offering is contingent upon the consummation of the other.

Investing in our depositary shares involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement and on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$25.00	$150,000,000
Underwriting Discount	$ 0.75	$ 4,500,000
Proceeds to Constellation Brands, Inc. (before expenses)	$24.25	$145,500,000

The underwriters expect to deliver the depositary shares to purchasers on or about July 30, 2003.

Joint Book-Running Managers

JPMorgan	Citigroup

Joint Lead Manager

UBS Investment Bank

July 24, 2003

[Company Product]

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

Prospectus

Constellation Brands, Inc.	1
The Guarantors	1
Risk Factors	1
Use of Proceeds	5
Dividend Policy	5
Ratio of Earnings to Fixed Charges	5
Description of Debt Securities	6
Description of Preferred Stock	12
Description of Depositary Shares	13
Description of Common Stock	16
Plan of Distribution	18
Legal Opinions	19
Experts	19

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those set forth in, or implied by, our forward-looking statements. All statements other than statements of historical facts included in this prospectus supplement and the accompanying prospectus, including the statements under “Prospectus Supplement Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” regarding our business strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements. When used in this prospectus supplement and the accompanying prospectus, the words “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus supplement. Neither we nor the underwriters undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause our actual results to differ materially from our expectations, or “cautionary statements,” are disclosed under “Risk Factors” and elsewhere in the prospectus supplement and the accompanying prospectus. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

CURRENCIES

In this prospectus supplement references to “dollars” and “$” are references to United States dollars, and references to “U.S.” are references to the United States of America. References to “Australian dollars” and “A$” are references to Australian currency. In addition, references to “pounds sterling,” “sterling” or “£” are references to the United Kingdom currency. These translations should not be construed as representations that the amounts in Australian dollars or pounds sterling actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated herein or at any other rate.

INDUSTRY DATA

Market share and industry data disclosed in this prospectus supplement have been obtained from various third party sources including the following industry and government publications: Adams Liquor Handbook; Adams Wine Handbook; Adams Beer Handbook; Adams Media Handbook Advance; The United States Wine Market: Impact Databank Review and Forecast; The United States Beer Market: Impact Databank Review and Forecast; The United States Spirits Market: Impact Databank Review and Forecast; International Wine and Spirit Record; Australian Wine and Brandy Reports; NACM; AC Nielsen; IRI; The Drink Pocketbook; Beer Marketers Insights and Winemaker’s Federal of Australia. We have not independently verified these data. Unless otherwise noted, all references to market share data are based on unit volume and unless otherwise noted, the most recent complete industry data available are for calendar 2002.

INTELLECTUAL PROPERTY

We own or have rights to various trademarks, copyrights and trade names used in our business including the following: Alice White, Almaden, Arbor Mist, Banrock, Banrock Station, Berri Estates, Blackthorn, Black Velvet, Canadian Ltd, Columbia, Cook’s, Covey Run, Diamond White, Dunnewood, Estancia, Estate Cellars, Fleischmann’s, Fleischmann’s Royal, Fleischmann’s Schenley, Franciscan, Franciscan Oakville Estate, Gaymor’s Olde English, Golden Wedding, Grant’s of St. James, Hardys, Hardys Signature, Hardys VR Varietal Range, Inglenook, J. Roget, K Cider, La Baume, Leasingham, MacNaughton, Manischewitz, Marcus James, McMaster’s, Montezuma, Motif, Mr. Boston, Mystic Cliffs, Nectar Valley, Nottage Hill, Oakville Estate, OFC, Omni, Paul Masson, Paul Masson Grande Amber Brandy, QC, Ravenswood, Remano, St. Regis, Ste. Chapelle, St. James, Simi, Stone’s, Stamps of Australia, Stowells, Talus, Taylor, Triple Crown and Vendange. This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference also include trademarks, service marks and trade names of other companies.

ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information from this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and may not contain all the information that is important to you. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety. Unless we indicate otherwise, the terms “we,” “us” and “our” refer to Constellation Brands, Inc. together with its subsidiaries. Constellation Brands, Inc. is a Delaware corporation that was incorporated on December 4, 1972, as the successor to a business founded in 1945. On September 19, 2000, we changed our name to Constellation Brands, Inc. from Canandaigua Brands, Inc.

Constellation Brands, Inc.

We are a leading international producer and marketer of beverage alcohol in North America, Europe and Australia with a broad portfolio of brands across the wine, imported beer and distilled spirits categories. We have the largest wine business in the world and are the largest multi-category supplier of beverage alcohol brands in the United States. In the United Kingdom, we are the largest marketer of wine and a leading independent drinks wholesaler. We are the largest producer and marketer of wine in Australia. Our strong market positions increase our purchasing power and make us a supplier of choice to our customers.

With our broad product portfolio, we believe we are distinctly positioned to satisfy an array of consumer preferences across all beverage alcohol categories and price points. Many of our products are recognized leaders in their respective categories. Leading brands in our portfolio include Corona Extra, Modelo Especial, Pacifico, St. Pauli Girl, Franciscan Oakville Estate, Simi, Estancia, Ravenswood, Blackstone, Banrock Station, Hardys, Nobilo, Houghton, Leasingham, Almaden, Inglenook, Arbor Mist, Vendange, Alice White, Stowells, Black Velvet, Fleischmann’s, Schenley, Ten High and Blackthorn.

Since our founding in 1945 as a producer and marketer of wine products, we have grown through a combination of internal growth and acquisitions. Our internal growth has been driven by leveraging our existing portfolio of leading brands, developing new products, new packaging and line extensions, and focusing on the faster growing sectors of the beverage alcohol industry.

Since 1991, we have successfully integrated a number of major acquisitions that have broadened our portfolio and increased our market share, net sales, operating income and cash flow. Our acquisition in April 2003 of BRL Hardy Limited, now known as Hardy Wine Company Limited, or Hardy, Australia’s largest producer of wine, enhanced our overall growth prospects and gave us an immediate presence in the Australian domestic and export markets. We and Hardy formed Pacific Wine Partners LLC, or PWP, in July 2001 as an equally-owned joint venture to produce, market and sell a global portfolio of premium wines in the United States, including a range of Australian wines. Other recent acquisitions include: the Ravenswood brand, a leading premium wine from Sonoma, California in July 2001; the Covey Run, Columbia, Ste. Chapelle, Alice White and other premium wine brands in March 2001; and the Vendange, Nathanson Creek, Heritage, Talus and other premium wine brands also in March 2001.

Through these acquisitions, we have become more competitive by: diversifying our portfolio; developing strong market positions in the growing beverage alcohol product categories of varietal table wine and imported beer; strengthening our relationships with wholesalers; expanding our distribution and enhancing our production capabilities; and acquiring additional management, operational, marketing, and research and development expertise.

Competitive Strengths

Leading Market Positions.    We are the largest supplier of wine in the world. We have leading market positions in various sectors within each of our major product categories in the United States, Australia and New Zealand, and the United Kingdom, which increases our purchasing power and makes us a supplier of choice to our customers.

•	In the United States, we are the second largest producer and marketer of wine with an 18% market share, the largest marketer of imported beer in 25 primarily western U.S. states, with a 42% share of the imported beer market in such states, and the third largest producer and marketer of distilled spirits with a 10% market share.

•	In Australia, we are the largest producer and marketer of wine with a 22% market share.

•	In the United Kingdom, we are the largest marketer of wine and a leading independent drinks wholesaler to on-premise outlets.

Strong Brand Recognition.    Many of our products are recognized leaders in their respective categories in the United States, Australia and New Zealand, and the United Kingdom.

•	Wine. We sell more than 40 different brands of table wines, dessert wines and sparkling wines around the world. We sell 22 of the top 100 wine brands in the United States, including Almaden, Inglenook, Arbor Mist, Vendange, Richards Wild Irish Rose, Paul Masson, Cook’s, Blackstone, Ravenswood and Banrock Station. With brands like Estancia, Franciscan Oakville Estate, Simi, Blackstone and Ravenswood, we have one of the largest fine wine portfolios in the United States. In the United Kingdom, we have seven of the top 20 selling table wine brands to the off-premise market including: Stowells, Hardys Stamp, Banrock Station, Nottage Hill and Paul Masson. In the on-premise market, we have three of the top 10 selling table wine brands: Stowells, Hardys Stamp and Hardys. We also have QC, the best selling brand of fortified British wine. In Australia, we are the largest producer of cask wines with the Stanley, Berri Estates, Renmano, Banrock Station and Hardy cask wine brands, complemented by Australia’s most comprehensive range of premium regional wine brands, including Houghton, Leasingham, Yarra Burn, Stonehaven and BVE.

•	Imported Beer. We are the distributor of six of the top 25 imported beers in the United States: Corona Extra, the best selling imported beer in the United States and the seventh best selling beer overall in the United States, Corona Light, Modelo Especial, St. Pauli Girl, Pacifico and Negra Modelo. We have an exclusive distribution agreement in 25 primarily western U.S. states through 2006 for our Mexican brands, with provisions for five-year automatic renewals of the agreement thereafter.

•	Distilled Spirits. We have 15 of the top 100 distilled spirits brands in the United States, including Black Velvet, Barton, Sköl, Paul Masson Grande Amber Brandy, Canadian LTD, Montezuma and Fleischmann’s Royal.

Broad Product Portfolio and Geographic Presence.    Through new product introductions, product line extensions, innovative packaging and acquisitions, we have broadened our product portfolio, expanded our geographic scope and improved the consistency of our financial results.

•	Our sales are primarily spread across three major beverage alcohol categories—wine, beer and distilled spirits—and across three geographies—North America (primarily the United States and Canada), Europe (primarily the United Kingdom) and Australasia (primarily Australia and New Zealand).

•	With a broad portfolio of products, we are well positioned to meet an array of consumer preferences with the ability to quickly allocate resources to faster growing product categories.

•	Our portfolio generates balanced sales and earnings streams. Growth in our premium and super premium wine portfolio in the United States and the United Kingdom, our imported beer portfolio in the United States, our wine exports from Australia and our wholesale business in the United Kingdom are supported by more stable financial results from sales of spirits and popular priced wines in the United States and domestic wine in Australia.

Proven Acquisition Track Record.    We have successfully integrated newly acquired companies with our existing operations and achieved revenue growth and cost savings in the process.

•	Since 1991, we have successfully integrated a number of major acquisitions. From Fiscal 1999 through Fiscal 2003, these acquisitions have contributed to compound annual growth rates in net sales and adjusted operating income of 18.5% and 27.2%, respectively.

•	Revenue and cost synergies achieved from acquisitions and a focus on higher margin wine brands have contributed to the increase in our gross profit margin from 24.1% in Fiscal 1999 to 27.8% in Fiscal 2003, and in our adjusted operating margin from 11.1% to 14.8% during this period.

•	Our December 1998 acquisition of Matthew Clark plc has given us a presence in the United Kingdom and a platform for growth in the European market.

•	With the acquisitions of Franciscan Vineyards, Inc., or Franciscan Estates, and Simi Winery, Inc., or Simi, in June 1999, we entered the faster growing, higher margin super premium and ultra premium wine categories.

•	We continued to build our portfolio in the premium wine category. In July 2001, we acquired Ravenswood Winery, Inc., or Ravenswood, which has the best selling super premium zinfandel wine in the United States, and in October 2001, we acquired the Blackstone brand through PWP, the best selling red wine brand in the United States selling for greater than $11 per bottle.

•	In August of 2001, we formed Pacific Wine Partners LLC, or PWP, a joint venture with Hardy, to capitalize on the fast growing Australian and premium wine segments in the United States. Due in part to the success of PWP, we acquired Hardy this year, enhancing our ability to participate in the expected growth of Australian wine around the world and establishing Constellation in Australia. We expect the acquisition will contribute to overall increases in our sales and earnings.

Experienced and Incentivized Management Team.    We have one of the most experienced management teams in the beverage alcohol industry.

•	Our chief executive officer, chief operating officer, division presidents, including the head of our worldwide wines division and former chief executive officer of Hardy, and company presidents have an average of 13 years with Constellation or its affiliates and an average of 25 years in the beverage alcohol industry.

•	Richard Sands, our Chairman and Chief Executive Officer, and Robert Sands, our President and Chief Operating Officer, are members of the Sands family, which, upon completion of the concurrent offering of our Class A common stock, will own common stock representing approximately 55% of our voting power and approximately 14% of our outstanding common equity.

Business Strategy

We will remain focused across the beverage alcohol industry by offering a broad range of products in each of our three major categories—wine, beer and spirits. We intend to keep our portfolio positioned for superior top-line growth while maximizing the profitability of our brands. In addition, we seek to increase our relative importance to key customers in major markets by increasing our share of their overall purchasing, which is increasingly important in a consolidating industry. We also seek to grow internationally by establishing a presence in other significant mass markets when opportunities for attractive cross-border acquisitions become available. We intend to continue to build our growth-oriented and profitable brands through the following key initiatives:

Effectively Manage Brand Portfolio.    With over 200 brands in our portfolio, it is essential that we maintain focus in order to be responsive to our customers and the marketplace.

•	We manage our brand portfolio with individual sales and marketing teams focused by major product category and geography. Where appropriate, we leverage our sales and marketing expertise across product categories to take advantage of high-growth opportunities, particularly in national accounts.

•	We concentrate our efforts in geographic markets with attractive demographics.

Capitalize on Growth Opportunities.    We maximize the profitability of our brand portfolio by allocating resources to and focusing on the faster growing segments of the beverage alcohol market. A number of product categories have demonstrated growth potential in existing markets or are underserved by products currently available in the market.

•	We intend to further capitalize on the growth of the United States imported beer market. Sales from our portfolio of imported beers, led by Corona Extra, grew at a compound annual growth rate of 16% from 1997 through 2002.

•	Recognizing the potential for Australian wines in the United States, we acquired Australian wine brand Alice White in March of 2001 and created the PWP joint venture with Hardy the same year. With the recent acquisition of Hardy, we expect to benefit from growth of Australian wines around the world.

•	Hardys Stamp, already a success in the United Kingdom, was recently launched in the United States to capitalize on three growth opportunities—Australian wines, premium wines and cask (box) wine. Hardys Stamp of Australia was introduced in glass and cask packages and has been well received by the trade.

•	Capitalizing on our direct access to the California grape market and the growth in California wines in the United Kingdom, we successfully launched a new wine brand specific to the United Kingdom market, Echo Falls. Positioned at a fast growing price point, Echo Falls offers quality varietal wines and pricing ideal for everyday consumption.

•	In late 2001, we launched the new Hardys VR range in the United Kingdom and in the first 12 months, sales were in excess of one million cases.

•	The Franciscan Estates, Simi and Ravenswood product lines are well established in the super-premium and ultra-premium wine categories. Organic sales from our portfolio of super-premium and ultra-premium wines had a compound annual growth rate of 22% from 1997 through 2002.

•	In 1998, we created the wine-with-fruit category to tap a new group of wine consumers with the introduction of Arbor Mist. By building distribution, we now have a brand which sells more than four million cases annually and is the top selling wine-with-fruit brand in the United States.

•	We continue to increase our market share in our United Kingdom wholesale business by focusing our offerings on the primary growth categories in the on-premise market—wine, spirits and ready-to-drink beverages.

Introduce Product Line Extensions.    The commercial success and brand name recognition of our products give us the ability to introduce product line extensions to generate additional growth and to gain market share.

•	Offering consumers a greater choice of packaging, we expect to introduce several new package extensions for our portfolio of Mexican beers later this year, including Corona Extra, Corona Light and Pacifico in a 24 loose package.

•	Blackstone Winery, whose Merlot is the top selling red wine priced over $11 per bottle in the United States, expanded its offerings to include a California Syrah, Zinfandel, Pinot Noir and Sauvignon Blanc.

•	We are using the well-known Almaden wine name to strengthen our number two position in the growing box wine market in the United States, which now accounts for approximately 20% of all table wine consumed. We continue to offer an increasing number of blends designed to appeal to consumers with preferences for lighter-tasting red wines. We recently introduced two new flavor concepts, red and white Sangria, in a new package with high-impact vibrant colors and a festive theme that sets it apart from the traditional image of the segment.

•	We continue to take advantage of the top-ranked position of the Stowells wine brand in the United Kingdom. We have successfully introduced Stowells in a variety of bottle sizes, giving consumers the ability to enjoy Stowells beyond the traditional box package. Recently, we introduced the Stowells Cellar Collection: six wine varieties that will appeal to existing Stowells’ consumers, but who prefer more premium wines for special occasions.

•	We recently introduced Arbor Mist Wine Blenders, the only blender drinks available made with wine in the United States, to capitalize on the strong growth and brand equity of our wine-with-fruit brand, Arbor Mist.

•	Following the success of 99 Bananas and 99 Blackberries, the 99 Brand family of fruit-flavored liqueurs introduced 99 Apples, helping the brand grow 56% in Fiscal 2003. We expect to continue to introduce new flavors designed to capitalize on changing consumer tastes.

•	Building on the success of the Chi-Chi’s prepared cocktail line, which include Margarita, Long Island Iced Tea and Pina Colada flavors, we introduced Cosmopolitan and Mango Margarita flavors to the line to capitalize on some of the most popular cocktails in the United States.

•	Continuing to capitalize on the trend toward flavored vodkas, Fleischmann’s Vodka added apple to its existing line of flavors, which includes raspberry, orange, lime and vanilla.

•	We are introducing Beachcomber, a new line of flavored rums to take advantage of growth in the rum category.

Consider Selective Acquisition Opportunities.    Strategic acquisitions will continue to be a component of our growth strategy to complement our internal brand development initiatives.

•	We have supplemented our internal growth with a number of major acquisitions since 1991.

•	Matthew Clark’s established reputation within the industry and proven track record provide us with a platform from which to pursue future acquisitions in Europe.

•	We will continue to seek to make acquisitions that capitalize on our existing infrastructure or that offer complementary product lines, geographic scope or additional distribution channels.

•	We have a seasoned management team experienced in identifying, evaluating and integrating acquisitions.

Information About Us

Our principal executive offices are located at 300 WillowBrook Office Park, Fairport, New York 14450, and our telephone number is 585-218-3600. We maintain a website at www.cbrands.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	Constellation Brands, Inc.

Securities offered

6,000,000 depositary shares, each representing  1/40 of a share of 5.75% Series A mandatory convertible preferred stock, liquidation preference $1,000 per share, which is equivalent to $25 per depositary share. To the extent that the underwriters sell more than 6,000,000 depositary shares, they have the option to purchase up to an additional 820,000 depositary shares from us at the initial offering price less the underwriting discount.

Initial price	$25.00 for each depositary share.

Dividends

$1.4375 for each depositary share per year, which is based on the annual dividend rate of $57.50 for each share of Series A mandatory convertible preferred stock per year. Dividends will be cumulative from the date of issuance and to the extent that dividends are not prohibited or restricted under our debt agreements, assets are legally available to pay dividends and our board of directors or an authorized committee of our board declares a dividend payable, we will pay dividends in cash, shares of our Class A common stock, or a combination thereof, in our sole discretion, after every quarter. Shares of our Class A common stock used to pay dividends will be delivered to the transfer agent to be sold on the holders’ behalf, resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. See “Risk Factors—Our debt agreements may restrict us from paying cash dividends on our Series A mandatory convertible preferred stock under certain circumstances” and “—We cannot assure you that we will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our Series A mandatory convertible preferred stock in shares of our Class A common stock.”

Dividend payment dates	The 1st calendar day (or the first following business day if the 1st calendar day is not a business day) of each March, June, September and December, commencing on December 1, 2003.

Conversion rate

The conversion rate for each depositary share will not be more than 0.8929 shares and not less than 0.7319 shares of our Class A common stock, depending on the applicable market value of our Class A common stock, as described below.

The conversion rate is subject to certain adjustments, including those described under “Description of Series A Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

The applicable market value is the average of the closing prices per share of our Class A common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the applicable conversion date. It will be calculated as described under “Description of Series A Mandatory Convertible Preferred Stock—Conversion.”

The following table illustrates the conversion rate per depositary share and the value of our Class A common stock issuable upon conversion on the automatic conversion date, at the applicable market value shown, subject to certain adjustments described under “Description of Series A Mandatory Convertible Preferred Stock—Anti-dilution Adjustments”:

Applicable market value on applicable conversion date	Conversion rate
less than or equal to $28.00	0.8929
between $28.00 and $34.16	0.8929 to 0.7319
equal to or greater than $34.16	0.7319

Automatic conversion date	September 1, 2006, which we call the automatic conversion date.

Automatic conversion

On the automatic conversion date, each depositary share will automatically convert into shares of our Class A common stock, based on the conversion rate then in effect for  1/40 of a share of our Series A mandatory convertible preferred stock.

Holders of the depositary shares on the automatic conversion date will have the right to receive a dividend of cash, shares of our Class A common stock, or a combination thereof, as we determine in our sole discretion, in an amount equal to the accrued and unpaid dividends on our Series A mandatory convertible preferred stock as of the automatic conversion date, whether or not declared, out of legally available assets.

Conversion at the option of the holder

At any time prior to September 1, 2006, you may elect to convert each of your depositary shares into 0.7319 shares of our Class A common stock, at the optional conversion rate for  1/40 of a share of Series A mandatory convertible preferred stock. This conversion rate is subject to certain adjustments as described under “Description of Series A Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

Provisional conversion at our option

If the closing price per share of our Class A common stock exceeds $51.24 for at least 20 trading days within a period of 30 consecutive trading days, we may elect to cause the conversion of all, but not less than all, of the depositary shares then outstanding for shares of our Class A common stock, based on a conversion rate of 0.7319 shares of our Class A common stock for each depositary share, subject to certain adjustments as described under “Description of Series A Mandatory Convertible Preferred Stock—Anti-dilution Adjustments,” only if, in addition to issuing you such shares of Class A common stock, we pay you in cash the present value of all the remaining dividend payments through and including September 1, 2006, on the depositary shares, computed using a discount rate equal to the Treasury Yield, plus any accrued and unpaid dividend payments on the depositary shares, whether or not declared, in each case, out of legally available assets. See “Description of Series A Mandatory Convertible Preferred Stock—Provisional Conversion at Our Option.”

Early conversion upon cash merger

Prior to the automatic conversion date, if we are involved in a merger in which at least 30% of the consideration for all or any class of our common stock consists of cash or cash equivalents, which we refer to as the “cash merger,” then on or after the date of the cash merger, each holder of depositary shares will have the right to convert its depositary shares at the conversion rate in effect for  1/40 of a share of our Series A mandatory convertible preferred stock determined in accordance with “Automatic Conversion” above immediately prior to the cash merger. See “Description of Series A Mandatory Convertible Preferred Stock—Early Conversion upon Cash Merger.”

Anti-dilution adjustments

The formula for determining the conversion rate on the automatic conversion date and the number of shares of our Class A common stock to be delivered upon an early conversion event may be adjusted if certain events occur. See “Description of Series A Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

Liquidation preference	$25 per depositary share, based on $1,000 for each share of Series A mandatory convertible preferred stock, plus an amount equal to the sum of all accrued and unpaid dividends.

Voting rights

Holders of Series A mandatory convertible preferred stock will not be entitled to any voting rights, except as required by applicable state law. Holders of the depositary shares will be entitled to instruct the depositary as to any exercise of voting rights pertaining to the number of shares of Series A mandatory convertible preferred stock, or fraction thereof, represented by such holder’s depositary shares. See “Description of Depositary Shares—Voting of Series A Mandatory Convertible Preferred Stock.”

Ranking

Our Series A mandatory convertible preferred stock (and the corresponding depositary shares) will rank senior in right of payment to all of our common stock, including our Class A common stock and Class B common stock, now outstanding or to be issued in the future.

Concurrent offering of shares of Class A common stock

Concurrently with this offering we are offering by separate prospectus supplement, 9,500,000 shares of Class A common stock (or 10,925,000 shares of Class A common stock if the underwriters exercise their over-allotment option in full). This offering of depository shares is not contingent upon the closing of the offering of shares of Class A common stock.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $144.9 million. We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent offering of Class A common stock and available cash to repay $400.0 million of borrowings plus $1.3 million of accrued interest under the bridge loans, incurred to partially finance the acquisition of Hardy. In the event the concurrent offering of Class A common stock is not consummated, the net proceeds from this offering will be applied to repay a portion of the bridge loans plus accrued interest. See “Use of Proceeds.”

Unless otherwise specified, the information contained in this prospectus supplement assumes:

•	the consummation of the concurrent offering of Class A common stock; and

•	no exercise of the underwriters’ over-allotment option to purchase up to an additional 820,000 depositary shares in this offering or of the underwriters’ over-allotment option in the concurrent offering to purchase up to an additional 1,425,000 shares of Class A common stock.

Summary Financial Data for Constellation

Summary Historical Consolidated Financial Data

The following table sets forth our summary income statement data for each of the fiscal years in the three year period ended February 28, 2003 and for the three month periods ended May 31, 2002 and 2003, and our summary balance sheet as of May 31, 2003 and as of such date on an as adjusted basis to give effect to the completion of this offering and the concurrent offering of our Class A common stock. The historical data have been derived from our audited and unaudited financial statements incorporated by reference into this prospectus supplement. In our opinion, the information for the three months ended May 31, 2002 and 2003 reflects all adjustments consisting only of normal recurring adjustments, necessary to fairly present the results of operations and financial condition. Results for interim periods should not be considered indicative of results for any other periods.

The as adjusted balance sheet data as of May 31, 2003, has been adjusted to give effect to the sale of the 6,000,000 depositary shares offered by this prospectus supplement and the sale of the 9,500,000 shares of our Class A common stock offered concurrently under a separate prospectus supplement, in each case after deducting the underwriting discounts and our estimated offering fees and expenses and the application of the net proceeds therefrom. See “Use of Proceeds”.

	Year Ended February 28,			Three Months Ended May 31,
	2001	2002	2003	2002	2003
		(in thousands, except per share data)
				(unaudited)
Income Statement Data:
Net sales	$2,226,020	$2,606,758	$2,731,612	$650,393	$771,629
Gross profit	578,939	695,160	760,715	176,726	207,912
Selling, general and administrative expenses	(308,071)	(352,679)	(350,993)	(90,761)	(106,629)
Restructuring charges	—	—	(4,764)	—	(2,316)
Operating income	270,868	342,481	404,958	85,965	98,967
Interest expense, net	(108,631)	(114,189)	(105,387)	(27,141)	(39,243)
Income before income taxes and extraordinary items	162,237	229,959	334,936	61,563	61,233
Net income	97,342	136,421	203,306	37,369	39,189
Earnings per common share:
Basic	$1.33	$1.60	$2.26	$0.42	$0.42
Diluted	$1.30	$1.55	$2.19	$0.40	$0.41
Weighted average common shares outstanding:
Basic	73,446	85,505	89,856	88,845	92,880
Diluted	74,751	87,825	92,746	92,353	95,661

	As of May 31, 2003
	Actual	As Adjusted
	(in thousands, unaudited)
Balance Sheet Data:
Working capital	$830,046	$1,229,574
Total assets	5,358,956	5,350,892
Long-term debt, less current maturities	2,293,548	2,293,548
Total debt	2,778,385	2,378,385
Total stockholders’ equity	1,439,662	1,834,573

Summary Pro Forma Combined Financial Data

The following table sets forth certain of our unaudited summary pro forma combined income statement data for the year ended February 28, 2003 as described in “Unaudited Pro Forma Combined Income Statement Data” included elsewhere in this prospectus supplement, which gives effect to the Hardy acquisition as if it had occurred on March 1, 2002. The unaudited summary pro forma combined income statement data for the three months ended May 31, 2003 was derived from our quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2003. The consolidated financial statements of Hardy prepared in accordance with accounting principles generally accepted in Australia, or Australian GAAP, used in preparing “Unaudited Pro Forma Combined Income Statement Data” have been adjusted to present such information in accordance with accounting principles generally accepted in the United States and translated into U.S. dollar equivalent financial statements.

This summary pro forma combined income statement data do not purport to represent what our results of operations would have actually been had the transaction been consummated as of such dates or to our results of operations for any future period. It is important that you read the summary pro forma combined income statement data presented below along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and those of Hardy, and “Unaudited Pro Forma Income Statement Data” included elsewhere in this prospectus supplement and our unaudited financial statements filed in our quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2003.

	Year Ended February 28, 2003	Three Months Ended May 31, 2003
	(in thousands, except per share data)

Net sales	$3,236,508	$805,381
Income before income taxes	314,999	63,079
Net income	197,299	39,236
Earnings per common share:
Basic	$2.12	$0.42
Diluted	$2.05	$0.40
Weighted average common shares outstanding:
Basic	93,145	94,274
Diluted	96,035	97,055

Summary Historical Consolidated Financial Data For Hardy

The following table sets forth summary financial data of Hardy for each of the fiscal years in the three year period ended December 31, 2002 prepared in accordance with Australian GAAP, except as noted, and reported in Australian dollars. The statement of income data is derived from Hardy’s audited historical financial statements, the most recent two years of which are incorporated by reference into this prospectus supplement. It is important that you read the summary historical financial data presented below along with “Selected Financial Data of Hardy” included elsewhere in this prospectus supplement and the consolidated financial statements of Hardy incorporated by reference into this prospectus supplement.

As a result of Hardy’s adopting AASB 1004 “Revenue” effective January 1, 1999, and applying the revised AASB 1018 “Statement of Financial Performance”, revised AASB 1034 “Financial Report Presentation and Disclosure” and AASB 1040 “Statement of Financial Position” for the first time in the 2001 financial year, a number of comparative amounts for 2000 have been reclassified to ensure comparability with the 2001 and 2002 reporting periods.

	For the Year Ended December 31,
	2000		2001		2002
	(A$ and in thousands)
Statement of Financial Performance:
Revenue from ordinary activities	A$	641,775	A$	771,377	A$	870,336
Profit from ordinary activities before borrowing costs and income tax expense		102,276		124,248		144,626
Borrowing costs		(16,266)		(22,390)		(25,273)
Income tax expense		(22,354)		(29,699)		(35,191)

Net profit		63,656		72,159		84,162
Net (profit)/loss attributable to outside equity interests		(108)		53		176

Net profit attributable to members of BRL Hardy Limited	A$	63,548	A$	72,212	A$	84,338

Net profit attributable to members of BRL Hardy in U.S. GAAP			A$	43,423	A$	83,181

RISK FACTORS

Before you buy any depositary shares offered by this prospectus supplement and the accompanying prospectus, you should be aware that there are various risks, including those described below and in the accompanying prospectus. You should consider carefully these risk factors together with all of the other information in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference before you decide to acquire any depositary shares.

Risks related to this offering

The trading prices for our depositary shares will be directly affected by the trading prices for our Class A common stock.

Prior to this offering, there has been no public market for our depositary shares. We have applied to list the depositary shares, each representing  1/40 of a share of our Series A mandatory convertible preferred stock, on the New York Stock Exchange. Our Class A common stock is listed on the New York Stock Exchange under the symbol “STZ.” We believe that the trading prices of the depositary shares will be directly affected by the trading prices of our Class A common stock. We cannot predict how our Class A common stock will trade. Trading prices of our Class A common stock will be influenced by our consolidated operating results and financial condition and by economic, financial and other factors and market conditions that can affect the capital markets generally. These include the level of, and fluctuations in, the trading prices of stocks generally and sales of substantial amounts of the depositary shares in the market at the same time as or subsequent to this offering, or the perception that these sales may occur.

Purchasers of depositary shares who convert their shares into Class A common stock will incur immediate dilution.

Persons purchasing our depositary shares, each representing  1/40 of a share of Series A mandatory convertible preferred stock, who convert their shares into our Class A common stock will incur immediate and substantial net tangible book value dilution. In addition, the terms of our Series A mandatory convertible preferred stock do not restrict our ability to offer a new series of preferred stock that is on parity with the Series A mandatory convertible preferred stock in the future or to engage in other transactions that could dilute our Series A mandatory convertible preferred stock. We have no obligation to consider the interests of the holders of our depositary shares in engaging in any such offering or transaction.

The market value of our Class A common stock may decline.

The market value of our Class A common stock on September 1, 2006, the automatic conversion date, may be less than $34.16 per share, which we call the threshold appreciation price. If that market value of the Class A common stock is less than the threshold appreciation price, then holders of our depositary shares, each representing  1/40 of a share of Series A mandatory convertible preferred stock, will receive shares of our Class A common stock on September 1, 2006 with a market value that is less than the threshold appreciation price. Accordingly, a holder of depositary shares assumes the entire risk that the market value of our Class A common stock may decline. Any decline in the market value of our Class A common stock may be substantial.

The opportunity for equity appreciation provided by an investment in the depositary shares is less than that provided by a direct investment in our Class A common stock.

The number of shares of our Class A common stock that are issuable upon mandatory conversion on the automatic conversion date of our Series A mandatory convertible preferred stock will decrease if the 20-day average market price per share of our common stock increases to $34.16. Therefore, the opportunity for equity appreciation provided by an investment in our Series A mandatory convertible preferred stock is less than that provided by a direct investment in our Class A common stock. Assuming the initial price accurately reflects the fair market value, the market price of our Class A common stock on September 1, 2006 must exceed the threshold appreciation price of $34.16 before a holder of our Series A mandatory convertible preferred stock will realize any equity appreciation.

Holders of our depositary shares will have no rights as a common stockholder until they acquire our Class A common stock.

Until you acquire shares of our Class A common stock upon conversion of your depositary receipts, you will have no rights with respect to our Class A common stock, including voting rights (except as required by applicable state law or our restated certificate of incorporation and as described under “Description of the Series A Mandatory Convertible Preferred Stock—Voting rights”), rights to respond to tender offers for shares of our Class A common stock and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of Class A common stock only as to matters for which the record date occurs after the conversion date.

Our depositary shares have never been publicly traded and an active trading market for such shares may not develop.

Prior to this offering, there has been no public market for our depositary shares. Although we have applied to list the depositary shares on the New York Stock Exchange, there can be no assurance that an active trading market will develop, or, if developed, will be maintained. Also, the underwriters have advised us that they intend to facilitate secondary market trading by making a market in the depositary shares. However, the underwriters are not obligated to make a market in the depositary shares and may discontinue market making activities at any time.

Our debt agreements may restrict us from paying cash dividends on our Series A mandatory convertible preferred stock under certain circumstances.

We will pay dividends on the Series A mandatory convertible preferred stock after every quarter, in cash, shares of our Class A common stock or a combination thereof, in our sole discretion, only to the extent that payment of dividends is not prohibited or restricted under our debt agreements, assets are legally available to pay dividends and our board of directors declares a dividend payable. The terms of our senior credit facility and the indentures governing our outstanding notes may restrict our ability to pay cash dividends on our Series A mandatory convertible preferred stock under certain circumstances that include the occurrence and continuation of any default or event of default. We cannot assure you that the agreements governing our current and future indebtedness, including our senior credit facility and the indentures governing our outstanding notes, will permit us to pay cash dividends on our Series A mandatory convertible preferred stock.

We do not intend to pay cash dividends on our Class A common stock in the foreseeable future.

We do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, the terms of our credit facility, our bridge loan agreement and the indentures governing our outstanding notes currently restrict us from paying cash dividends on our Class A common stock. We cannot assure you that the agreements governing our current and future indebtedness will permit us to pay cash dividends on Class A our common stock. In addition, under the terms of the Series A mandatory convertible preferred stock represented by the depositary shares, we are restricted from paying cash dividends on our Class A common stock if we are not current in our dividend payments with respect to such preferred stock.

We cannot assure you that we will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our Series A mandatory convertible preferred stock in shares of our Class A common stock.

We are permitted to pay dividends on our Series A mandatory convertible preferred stock by delivering shares of our Class A common stock to the transfer agent to be sold on behalf of the holders of our Series A mandatory convertible preferred stock. We may pay dividends in this manner, however, only if there is an effective registration statement permitting the transfer agent to sell our Class A common stock in the public market. We cannot assure you that we will be able to file, cause to be declared effective or keep effective, as the case may be, such registration statement.

Our issuance of preferred stock could adversely affect holders of our Class A common stock.

Our board of directors is authorized to issue additional series of preferred stock without any action on the part of our common stockholders. Our board of directors also has the power, without the approval of our common stockholders, to set the terms of any such series of shares of preferred stock that may be issued including voting rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our Class A common stock or the market price of our Class A common stock could be adversely affected.

Our Series A mandatory convertible preferred stock will rank junior to all our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding up of our assets.

In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on our Series A mandatory convertible preferred stock only after all our liabilities have been paid and only on a pari passu basis with any pari passu preferred stock we may issue following this offering. In addition, our Series A mandatory convertible preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock (other than common stock) of our subsidiaries held by third parties. The rights of holders of our Series A mandatory convertible preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and equity holders. As of May 31, 2003, we had $2.8 billion of total debt (including debt of our subsidiaries) outstanding. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our Series A mandatory convertible preferred stock then outstanding.

We are controlled by the Sands family.

Our outstanding capital stock consists of Class A common stock and Class B common stock. Holders of Class A common stock are entitled to one vote per share and are entitled, as a class, to elect one fourth of the members of our board of directors. Holders of Class B common stock are entitled to 10 votes per share and are entitled, as a class, to elect the remaining directors. Prior to this offering, the Sands family beneficially owned approximately 5.4% of the outstanding shares of Class A common stock, exclusive of shares of Class A common stock issuable pursuant to the conversion feature of the Class B common stock owned by the Sands family, and approximately 94.1% of the outstanding shares of Class B common stock. On the same basis, on all matters other than the election of directors, the Sands family has the ability to vote approximately 57.3% of the votes entitled to be cast by holders of our outstanding Class A common stock and Class B common stock, voting together as a single class. Consequently, we are essentially controlled by the Sands family and they would generally have sufficient voting power to determine the outcome of any corporate transaction or other matter submitted to our stockholders for approval.

As a result of the concurrent offering of Class A common stock, the holders of Class B common stock will no longer have the right to vote as a single class in an election of directors. After giving effect to the closing of concurrent offering of Class A common stock, the Sands family will beneficially own approximately 4.9% of the outstanding shares of Class A common stock and approximately 94.1% of the outstanding shares of Class B common stock. On all matters in which holders of Class A common stock and Class B common stock vote together as a single class (including the election of three-fourths of the directors), the Sands family will have the ability to vote approximately 54.8% of the votes entitled to be cast. Additionally, after giving effect to this offering of depositary shares, on an as converted basis, assuming the conversion of all of such shares at a price equal to the offering price of the Class A common stock sold pursuant to the concurrent offering, the Sands family will beneficially own approximately 4.6% of the outstanding shares of Class A common stock and approximately 94.1% of the outstanding shares of Class B common stock. On all matters in which holders of Class A common stock and Class B common stock vote together as a single class, including the election of directors, the Sands family will have the ability to vote approximately 53.4% of the votes entitled to be cast. Therefore, we will continue to be controlled by the Sands family given their sufficient voting power to elect three-fourths of our directors and to determine the outcome of any corporate transaction or other matter submitted to our stockholders for approval.

If our stockholders, including members of the Sands family, sell substantial amounts of our common stock after this offering, the market price of our Class A common stock may fall.

Sales of a substantial number of shares of our common stock in the public market by our stockholders, including members of the Sands family, or the perception that such sales may occur, could adversely affect the price of our Class A common stock. Giving effect to the closing of the concurrent Class A common stock offering, we will have outstanding an aggregate of 92,366,947 shares of Class A common stock, based on the number of shares outstanding as of June 30, 2003, of which 91,460,169 shares will be freely tradeable without restriction or further registration under the Securities Act. A total of 906,778 shares of our Class A common stock are held by our “affiliates” and other holders of restricted securities within the meaning of Rule 144 under the Securities Act and may only be sold in compliance with Rule 144. Members of the Sands family and related entities, and our executive officers and directors have agreed that, for a period of 90 days, from the date of this prospectus supplement, subject to certain exceptions, they will not, without the prior written consent of each of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. The aggregate maximum number of outstanding shares of Class A common stock and Class B common stock that are subject to these lock-up agreements are 941,779 (not taking into account shares of Class A common stock that would be received upon exchange of shares of Class B common stock) and 11,353,616, respectively.

In addition, the sale of shares of Class A common stock issuable upon conversion of the depositary shares, each representing  1/40 of a share of Series A mandatory convertible preferred stock, could depress the market price of our Class A common stock. We have reserved 6,089,578 shares of Class A common stock for issuance upon conversion of the depositary shares being offered in this offering (including the depositary shares subject to the underwriters’ over-allotment option). The shares of our Class A common stock issued upon conversion of the depositary shares will be freely transferable, unless they are held by our “affiliates” as that term is used under the Securities Act of 1933, as amended. Under the proposed terms of the Series A mandatory convertible preferred stock, we will have the option of paying dividends on the Series A mandatory convertible preferred stock in Class A common stock rather than cash. The sale of shares of Class A common stock issued to pay dividends on the Series A mandatory convertible preferred stock could also depress the sale price of our Class A common stock.

We intend to file, from time to time, registration statements on Form S-8 with respect to shares of our Class A common stock that are subject to issuance under our stock option and other stock incentive plans. Following filing of these registration statements, all of these shares will become freely tradeable upon their issuance, subject to compliance with Rule 144.

Risks relating to our business

Our indebtedness could have a material adverse effect on our financial health.

We have incurred substantial indebtedness to finance our acquisitions and we may incur substantial additional indebtedness in the future to finance further acquisitions or for other purposes. As of May 31, 2003, we had approximately $2.8 billion of indebtedness outstanding, which does not include approximately $369.9 million of revolving loans we had available to draw upon under our senior credit facility. Our ability to satisfy our debt obligations outstanding from time to time will depend upon our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control. Therefore, there can be no assurance that our cash flow from operations will be sufficient to meet all of our debt service requirements and to fund our capital expenditure requirements.

Our current and future debt service obligations and covenants could have important consequences to you if you purchase the depositary shares offered by this prospectus supplement. These consequences may include the following:

•	our ability to obtain financing for future working capital needs or acquisitions or other purposes may be limited;

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and dividends on our Series A mandatory convertible preferred stock, thereby reducing funds available for operations;

•	our ability to conduct our business could be limited by restrictive covenants; and

•	we may be more vulnerable to adverse economic conditions than our less leveraged competitors and, thus, may be limited in our ability to withstand competitive pressures.

The restrictive covenants and provisions in our senior credit facility, our bridge loan agreement and the indentures under which our debt securities are issued include, among others, those restricting additional liens, additional borrowing, the sale of assets, changes of control, the payment of dividends, transactions with affiliates, the making of investments and certain other fundamental changes. Our senior credit facility and our bridge loan agreement also contain restrictions on acquisitions and certain financial ratio tests including a debt coverage ratio, a senior debt coverage ratio, a fixed charges ratio and an interest coverage ratio. These restrictions could limit our ability to conduct business. A failure to comply with the obligations contained in our senior credit facility, our bridge loan agreement, our existing indentures or other loan agreements or indentures entered into in the future could result in an event of default under such agreements, which could require us to immediately repay the related debt and also debt under other agreements that may contain cross-acceleration or cross-default provisions.

Our acquisition and joint venture strategies may not be successful.

We have made a number of acquisitions, including the recent acquisitions of Hardy, Ravenswood Winery, Inc., or Ravenswood, wine brands and other assets from Sebastiani Vineyards, Inc., wine brands and other assets from Tuolomne River Vintners Group and wine brands and other assets from Corus Brands, Inc., and anticipate that we may, from time to time, acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business. Acquired businesses will need to be integrated with our existing operations. There can be no assurance that we will effectively assimilate the business or product offerings of acquired companies into our business or product offerings. We have also entered into joint ventures and may enter into additional joint ventures.

Acquisitions are also accompanied by risks such as potential exposure to unknown liabilities of acquired companies, the possible loss of key employees and customers of the acquired business. Acquisitions are subject to risks associated with the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to our business and the diversion of management time and attention.

We share control of existing joint ventures and may not have majority interest or control of future joint ventures, and, therefore, there is the risk that our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our interests or goals or those of the joint venture. There is also risk that our joint venture partners may be unable to meet their economic or other obligations and that we may be required to fulfill those obligations alone.

Failure by us or an entity in which we have a joint venture interest to adequately manage the risks associated with any acquisitions or joint ventures could have a material adverse effect on our financial condition or results of operations. There can be no assurance that any of our acquisitions or joint ventures will be profitable.

Competition could have a material adverse effect on our business.

We are in a highly competitive industry and the dollar amount and unit volume of our sales could be negatively affected by our inability to maintain or increase prices, changes in geographic or product mix, a general decline in beverage alcohol consumption or the decision of our wholesale customers, retailers or consumers to purchase competitive products instead of our products. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality and pricing, compared to competitive products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or promotional expenditures to maintain our competitive position or for other reasons.

An increase in excise taxes or government regulations could have a material adverse effect on our business.

In the United States, the United Kingdom, Australia and other countries in which we operate, we are subject to excise and other taxes on beverage alcohol products in varying amounts which have been subject to change. Significant increases in excise taxes on beverage alcohol products could materially and adversely affect our financial condition or results of operations. Recently, many states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. In addition, the beverage alcohol industry is subject to extensive regulation by federal, state, local and foreign governmental agencies concerning such matters as licensing, trade and pricing practices, required labeling and advertising. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our financial condition or results of operations.

We rely on the performance of wholesale distributors, major retailers and chains for the success of our business.

In the United States, we sell our products principally to wholesalers for resale to retail outlets including grocery stores, package liquor stores, club and discount stores and restaurants. In the United Kingdom and Australia, we sell our products principally to wholesalers and directly to major retailers and chains. The replacement or poor performance of our major wholesalers, retailers or chains or our inability to collect accounts receivable from our major wholesalers, retailers or chains could materially and adversely affect our results of operations and financial condition. Distribution channels for beverage alcohol products have been consolidating in recent years. In addition, wholesalers and retailers of our products offer products which compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that wholesalers or retailers may give higher priority to products of our competitors. In the future, our wholesalers and retailers may not continue to purchase our products or provide our products with adequate levels of promotional support.

Our business could be adversely affected by a decline in the consumption of products we sell.

Although since 1995 there have been modest increases in consumption of beverage alcohol products in most of our product categories, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the United States and other markets in which we participate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

•	a general decline in economic conditions;

•	increased concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

•	a trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices and water products;

•	the increased activity of anti-alcohol consumer groups; and

•	increased federal, state or foreign excise taxes.

We generally purchase raw materials under short-term supply contracts, and we are subject to substantial price fluctuations for grapes and grape-related materials and we have a limited group of suppliers of glass bottles.

Our business is heavily dependent upon raw materials, such as grapes, grape juice concentrate, grains, alcohol and packaging materials from third-party suppliers. We could experience raw material supply, production or shipment difficulties that could adversely affect our ability to supply goods to our customers. We are also directly affected by increases in the costs of raw materials. In the past, we have experienced dramatic increases in the cost of grapes. Although we believe we have adequate sources of grape supplies, in the event demand for certain wine products exceeds expectations, we could experience shortages.

One of our largest components of cost of goods sold is that of glass bottles, which, in the United States and Australia, have only a small number of producers. Currently, substantially all of our glass container requirements for our United States operations are supplied by one producer and substantially all of our glass container requirements for our Australian operations are supplied by another producer. The inability of any of our glass bottle suppliers to satisfy our requirements could adversely affect our business.

Our global operations subject us to currency rate fluctuations and geopolitical uncertainty which could have a material adverse effect on our business.

We have operations throughout the world and, therefore, are subject to risks associated with currency fluctuations. Subsequent to the Hardy acquisition, our exposure to foreign currency risk has increased significantly as a result of having additional international operations in Australia, New Zealand, the United Kingdom and France. We could experience changes in our ability to obtain or hedge against fluctuations in exchange rates. We could also be affected by nationalizations or unstable governments or legal systems or intergovernmental disputes. These currency, economic and political uncertainties may have a material adverse effect on our results of operation, especially to the extent these matters, or the decisions, policies or economic strength of our suppliers, affect our global operations.

We have a material amount of goodwill, and if we are required to write down goodwill, it would reduce our net income, which in turn could materially and adversely affect our results of operations.

As of May 31, 2003, approximately $1,382.9 million, or 25.8% of our total assets, represented goodwill. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired.

On March 1, 2002, we adopted the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142 goodwill is no longer amortized, but instead is subject to a periodic impairment evaluation based on the fair value of the reporting unit. Reductions in our net income caused by the write-down of goodwill could materially and adversely affect our results of operations.

The termination or non-renewal of our imported beer distribution agreements could have a material adverse effect on our business.

All of our imported beer products are marketed and sold pursuant to exclusive distribution agreements with the suppliers of these products and are subject to renewal from time to time. Our agreement to distribute Corona Extra and our other Mexican beer brands in 25 primarily western U.S. states expires in December 2006 and, subject to compliance with certain performance criteria, continued retention of certain personnel and other terms of the agreement, will be automatically renewed for additional terms of five years. Changes in control of Constellation Brands, Inc. or its subsidiaries involved in importing the Mexican beer brands, or changes in the chief executive officer of such subsidiaries, may be a basis for the supplier, unless it consents to such changes, to terminate the agreement. The supplier’s consent to such changes may not be unreasonably withheld. Prior to their expiration, all of our imported beer agreements may be terminated if we fail to meet certain performance criteria. We believe that we are currently in compliance with all of our material imported beer distribution agreements. From time to time we have failed, and may in the future fail, to satisfy certain performance criteria in our distribution agreements. It is possible that our beer distribution agreements may not be renewed or may be terminated prior to expiration.

Our financial statements for the four fiscal years ended February 28, 2002 were audited by Arthur Andersen LLP.

Our consolidated financial statements for the four fiscal years ended February 28, 2002 were audited by Arthur Andersen LLP.

On August 31, 2002, Arthur Andersen LLP ceased to practice before the SEC. Therefore, Arthur Andersen did not participate in the preparation of our Annual Report on Form 10-K for the fiscal year ended February 28, 2003 that is incorporated by reference into this prospectus supplement (the “2003 Form 10-K”), did not reissue its audit report with respect to the financial statements included in the 2003 Form 10-K, and did not consent to the inclusion of a copy of its previously issued audit report in the 2003 Form 10-K or the incorporation by reference of such report into this prospectus supplement. As a result, holders of our securities may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such holders were able to assert such a claim, because it has ceased operations, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by holders of our securities that might arise under federal securities laws or otherwise with respect to the audit report of Arthur Andersen LLP.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $144.9 million, or $164.8 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discount and our estimated offering fees and expenses. We intend to use the net proceeds from this offering, together with the net proceeds of the concurrent offering of shares of Class A common stock discussed below and available cash, to repay $400 million of borrowings plus $1.3 million of accrued interest under our bridge loans. In the event the concurrent offering of Class A common stock is not consummated, the net proceeds from this offering will be applied to repay a portion of the bridge loans plus accrued interest.

The bridge loans were incurred to partially finance the acquisition of Hardy and are due to be repaid in full on April 9, 2004. The rate of interest payable on the bridge loans is equal to LIBOR plus a margin. As of July 15, 2003, the bridge loans had a weighted average interest rate of 5.625% per year.

Concurrently with this offering of our depositary shares, we are offering 9,500,000 shares of Class A common stock (or 10,925,000 shares if the underwriters’ over-allotment option is exercised in full). We estimate that our net proceeds from that offering will be approximately $253.0 million, or $291.1 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discount and our estimated offering fees and expenses. This offering of depositary shares is not contingent upon the closing of the offering of the shares of Class A common stock.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock trades on the New York Stock Exchange under the symbol “STZ.” The following tables set forth for the periods indicated the high and low sales prices of the Class A common stock as reported on the NYSE.

	High	Low
Fiscal Year Ended February 28, 2002
First Quarter	$20.00	$15.65
Second Quarter	23.25	18.40
Third Quarter	22.50	17.38
Fourth Quarter	27.18	19.01

Fiscal Year Ended February 28, 2003
First Quarter	$31.62	$25.25
Second Quarter	32.00	24.10
Third Quarter	29.80	21.99
Fourth Quarter	26.26	22.30

Fiscal Year Ending February 28, 2004
First Quarter	$27.65	$21.90
Second Quarter (through July 24, 2003)	31.80	27.39

On July 24, 2003, the last sale price of our Class A common stock on the New York Stock Exchange was $28.00 per share. On July 15, 2003, the number of holders of record of our Class A common stock was 989. The above data have been adjusted to give effect to the two-for-one splits of our two classes of common stock in each of May 2001 and 2002.

We have not paid any cash dividends since our initial public offering in 1973. We currently intend to retain all of our future earnings to finance the development and expansion of our business. In addition, the indentures for our outstanding senior notes, our outstanding senior subordinated notes, our existing senior credit facility and our existing bridge facility may restrict the payment of cash dividends under certain circumstances. Any indentures for debt securities issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends. However, we intend to pay cash dividends on the depositary shares.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of May 31, 2003:

•	on an actual basis, and

•	on an as adjusted basis to give effect to:

—	the sale of 6,000,000 depositary shares offered by this prospectus supplement and the application of the proceeds from such sale, after deducting underwriting discounts and our estimated offering fees and expenses related thereto, and

—	the sale of 9,500,000 shares of our Class A common stock offered in the concurrent offering and the application of the proceeds from such sale, after deducting underwriting discount and our estimated offering fees and expenses related thereto.

The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus supplement and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement.

	May 31, 2003
	Actual	As Adjusted
	(in millions, except per share data)
Cash and cash equivalents	$46.0	$42.6

Long-term debt (including current maturities):
Senior Credit Facility—Revolving Credit Loans	$15.0	$15.0
Senior Credit Facility—Term Loans	1,200.0	1,200.0
Bridge Loans	400.0	—
8 5/8% Senior Notes due 2006	200.0	200.0
8% Senior Notes due 2008	200.0	200.0
8 1/2% Series B Senior Notes due 2009(a)	1.6	1.6
8 1/2% Series C Senior Notes due 2009(b)	251.5	251.5
8 1/2% Senior Subordinated Notes due 2009	200.0	200.0
8 1/8% Senior Subordinated Notes due 2012	250.0	250.0
Other	60.3	60.3

Total debt	2,778.4	2,378.4

Stockholders’ equity:
Preferred Stock, $.01 par value—authorized, 1,000,000 shares; issued, none, actual; 150,000 shares, as adjusted for the depositary share offering	—	0.0
Class A common stock, $.01 par value — authorized, 275,000,000 shares; issued, 85,428,198 shares, actual; 94,928,198 shares, as adjusted	0.9	0.9
Class B common stock, $.01 par value — authorized, 30,000,000 shares; issued, 14,573,670 shares, actual and as adjusted	0.1	0.1
Additional paid-in capital	556.7	954.5
Retained earnings	834.7	831.8
Accumulated other comprehensive income	79.2	79.2
Less: Treasury stock(c)	(31.9)	(31.9)

Total stockholders’ equity	1,439.7	1,834.6

Total capitalization	$4,218.1	$4,213.0

(a)	Represents £1.0 million converted at a rate of £1.00 = $1.6364.
(b)	Represents £154.0 million less £0.3 million unamortized discount, converted at a rate of £1.00 = $1.6364.
(c)	Represents 2,749,384 shares of Class A common stock and 2,502,900 shares of Class B common stock; actual and as adjusted.

The share information for the Class A common stock excludes:

•	shares of Class A common stock subject to stock options, of which there were 13,179,944 shares reserved for issuance upon exercise of outstanding stock options on May 31, 2003, at a weighted average exercise price of $17.10 per share;

•	shares of Class A common stock reserved for future grants under our stock option and other stock incentive plans, of which there were 11,583,691 shares on May 31, 2003;

•	shares of Class A common stock reserved for issuance upon conversion of shares of Class B common stock into Class A common stock at any time at the option of the holders of our Class B common stock, of which there were 12,070,770 shares reserved for issuance on May 31, 2003; and

•	6,089,578 shares of Class A common stock that will be reserved, upon closing of this offering (including the depositary shares subject to the underwriters’ over-allotment option), for issuance upon conversion of Series A mandatory convertible preferred stock.

SELECTED FINANCIAL DATA OF CONSTELLATION

The table appearing below sets forth our selected financial data as of the end of and for each of the five fiscal years in the period ended February 28, 2003 and the three months ended May 31, 2002 and 2003. The consolidated financial statements for the year ended February 28, 2003 were audited by KPMG LLP. The consolidated financial statements for the years ended February 28, 2002, February 28, 2001, February 29, 2000, and February 28, 1999 were audited by Arthur Andersen LLP and the reports for those years have not been reissued by Arthur Andersen LLP. In our opinion, the information for the three months ended May 31, 2002 and 2003 reflects all adjustments consisting only of normal recurring adjustments, necessary to fairly present the results of operations and financial condition. Results for interim periods should not be considered indicative of results for any other periods. The supplemental data section below presents operating income, income before extraordinary item, net income and earnings per share information for the comparative periods as if the nonamortization provisions of SFAS No. 142 had been applied as of March 1, 1998.

Effective March 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, or SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, “Intangible Assets.” Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives and are subject to review for impairment. Upon adoption of SFAS No. 142, we determined that certain of our intangible assets met the criteria to be considered indefinite lived and, accordingly, ceased their amortization effective March 1, 2002. These intangible assets consisted principally of trademarks. Our trademarks relate to well established brands owned by us which were previously amortized over 40 years. Intangible assets determined to have a finite life, primarily distribution agreements, continue to be amortized over their estimated useful lives which were not modified as a result of adopting SFAS No. 142.

Effective March 1, 2002, we adopted EITF Issue No. 01-09, or EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF No. 01-09 addresses the recognition, measurement and income statement classification of consideration given by a vendor to a customer (including both a reseller of the vendor’s products and an entity that purchases the vendor’s products from a reseller). EITF No. 01-09, among other things, requires that certain consideration given by a vendor to a customer be characterized as a reduction of revenue when recognized in the vendor’s income statement. We previously reported such costs as selling, general and administrative expenses. As a result of adopting EITF No. 01-09 on March 1, 2002, we have restated net sales, cost of product sold, and selling, general and administrative expenses for the years ended February 28, 2002, February 28, 2001, February 29, 2000, and February 28, 1999. Net sales were reduced by $213.8 million, $170.7 million, $178.7 million and $112.8 million, respectively; cost of product sold was increased by $10.1 million, $7.8 million, $8.8 million and $2.0 million, respectively; and selling, general and administrative expenses were reduced by $223.9 million, $178.5 million, $187.5 million and $114.8 million, respectively. This reclassification did not affect operating income or net income.

It is important that you read the selected financial data presented below in conjunction with the historical financial statements incorporated by reference into this prospectus supplement.

	For the Years Ended					For the Three Months Ended May 31,
	February 28, 1999	February 29, 2000	February 28, 2001	February 28, 2002	February 28, 2003	2002	2003
	(in thousands, except per share data)
Income Statement Data:
Gross sales	$1,872,048	$2,909,954	$2,983,629	$3,420,213	$3,583,082	$860,463	$989,067
Less-excise taxes	(487,458)	(748,230)	(757,609)	(813,455)	(851,470)	(210,070)	(217,438)

Net sales	1,384,590	2,161,724	2,226,020	2,606,758	2,731,612	650,393	771,629
Cost of product sold	(1,051,331)	(1,626,804)	(1,647,081)	(1,911,598)	(1,970,897)	(473,667)	(563,717)

Gross profit	333,259	534,920	578,939	695,160	760,715	176,726	207,912
Selling, general and administrative expenses	(184,751)	(294,369)	(308,071)	(352,679)	(350,993)	(90,761)	(106,629)
Restructuring charges	—	—	—	—	(4,764)	—	(2,316)
Nonrecurring charges	(2,616)	(5,510)	—	—	—	—	—

Operating income	145,892	235,041	270,868	342,481	404,958	85,965	98,967
Gain on change in fair value of derivative instruments	—	—	—	—	23,129	—	1,181
Equity in earnings of joint ventures	—	—	—	1,667	12,236	2,739	328
Interest expense, net	(41,462)	(106,082)	(108,631)	(114,189)	(105,387)	(27,141)	(39,243)

Income before income taxes and extraordinary item	104,430	128,959	162,237	229,959	334,936	61,563	61,233
Provision for income taxes	(42,521)	(51,584)	(64,895)	(91,984)	(131,630)	(24,194)	(22,044)

Income before extraordinary item	61,909	77,375	97,342	137,975	203,306	37,369	39,189
Extraordinary item, net of income taxes	(11,437)	—	—	(1,554)	—	—	—

Net income	$50,472	$77,375	$97,342	$136,421	$203,306	$37,369	$39,189

Earnings per common share(1):
Basic:
Income before extraordinary item	$0.85	$1.07	$1.33	$1.62	$2.26	$0.42	$0.42
Extraordinary items	(0.16)	—	—	(0.02)	—	—	—

Earnings per common share—basic	$0.69	$1.07	$1.33	$1.60	$2.26	$0.42	$0.42

Diluted:
Income before extraordinary item	$0.82	$1.05	$1.30	$1.57	$2.19	$0.40	$0.41
Extraordinary item	(0.15)	—	—	(0.02)	—	—	—

Earnings per common share—diluted	$0.67	$1.05	$1.30	$1.55	$2.19	$0.40	$0.41

Weighted average common shares outstanding
Basic	73,174	72,216	73,446	85,505	89,856	88,845	92,880
Diluted	75,015	73,996	74,751	87,825	92,746	92,353	95,661

(1)	All per share data have been adjusted to give effect to the two-for-one splits of our two classes of common stock in each of May 2001 and May 2002.

	For the Years Ended					For the Three Months Ended May 31,
	February 28, 1999	February 29, 2000	February 28, 2001	February 28, 2002	February 28, 2003	2002	2003
	(in thousands, except per share data)
Supplemental data restated for effect of SFAS No. 142:
Adjusted operating income	$154,647	$254,833	$290,372	$369,780	$404,958	$85,965
Adjusted income before extraordinary item	$67,594	$91,793	$111,635	$156,921	$203,306	$37,369
Adjusted net income	$56,157	$91,793	$111,635	$155,367	$203,306	$37,369

Adjusted earnings per common share(1):
Basic:
Income before extraordinary item	$0.93	$1.27	$1.52	$1.84	$2.26	$0.42
Earnings per common share—basic	$0.77	$1.27	$1.52	$1.82	$2.26	$0.42

Diluted:
Income before extraordinary item	$0.90	$1.24	$1.49	$1.79	$2.19	$0.40
Earnings per common share—diluted	$0.75	$1.24	$1.49	$1.77	$2.19	$0.40

Balance Sheet Data (at period end):
Total assets	$1,793,776	$2,348,791	$2,512,169	$3,069,385	$3,196,330	$3,096,434	$5,358,956

Long-term debt, including current maturities	$837,694	$1,289,788	$1,361,613	$1,374,792	$1,262,895	$1,363,236	$2,762,123

Total stockholders’ equity	$435,272	$520,840	$616,268	$955,736	$1,174,984	$1,009,091	$1,439,662

(1)	All per share data have been adjusted to give effect to the two-for-one splits of our two classes of common stock in each of May 2001 and May 2002.

SELECTED FINANCIAL DATA OF HARDY

The following table sets forth summary financial data of Hardy for each of the fiscal years in the five year period ended December 31, 2002 prepared in accordance with Australian GAAP and reported in Australian dollars. The statement of income data is derived from Hardy’s audited historical financial statements, the most recent two years of which are incorporated by reference into this prospectus supplement. It is important that you read the selected financial data presented below along with the consolidated financial statements of Hardy incorporated by reference herein.

As a result of Hardy’s adopting AASB 1004 “Revenue” effective January 1, 1999, and applying the revised AASB 1018 “Statement of Financial Performance”, revised AASB 1034 “Financial Report Presentation and Disclosure” and AASB 1040 “Statement of Financial Position” for the first time in the 2001 financial year, a number of comparative amounts for 1998, 1999 and 2000 have been reclassified to ensure comparability with the 2001 and 2002 reporting periods.

	For the Year Ended December 31,
	1998		1999		2000		2001		2002
	(A$ and in thousands)
Statements of financial performance
Revenue from ordinary activities	A$	448,377	A$	524,036	A$	641,775	A$	771,377	A$	870,336
Profit from ordinary activities before borrowing costs and income tax expense		61,929		82,805		102,276		124,248		144,626
Borrowing cost		(4,447)		(9,834)		(16,266)		(22,390)		(25,273)
Income tax expense		(18,846)		(22,847)		(22,354)		(29,699)		(35,191)

Net profit		38,636		50,124		63,656		72,159		84,162
Net profit/(loss) attributable to outside equity interests		(85)		(79)		(108)		53		176

Net profit attributable to members of BRL Hardy Limited	A$	38,551	A$	50,045	A$	63,548	A$	72,212	A$	84,338

Net profit attributable to members of BRL Hardy in US GAAP							A$	43,423	A$	83,181

UNAUDITED PRO FORMA COMBINED INCOME STATEMENT DATA

On January 17, 2003, we entered into an agreement with Hardy to effect our acquisition of all of the outstanding shares of Hardy by a wholly-owned, indirect subsidiary of ours. On March 27, 2003, we acquired control of Hardy’s Board of Directors pursuant to the terms of the agreement. On April 9, 2003, we completed our acquisition of all of Hardy’s outstanding capital stock, as a result of which we also acquired the remaining 50% ownership of Pacific Wine Partners, LLC (“PWP”), the joint venture we established with Hardy in 2001 (collectively, the “Hardy Acquisition”). Total consideration paid in cash and shares of Class A common stock to the Hardy shareholders was valued at $1,137.4 million for accounting purposes. The Class A common stock consisted of 3,288,913 shares which were valued at $77.2 million. Additionally, we recorded direct acquisition costs of $20.0 million. The acquisition date for accounting purposes is March 27, 2003, the date we assumed control of Hardy. We have recorded a $1.6 million reduction in the purchase price to reflect imputed interest between the accounting acquisition date and the final payment of consideration.

Our following unaudited pro forma combined income statement data consists of an unaudited pro forma combined statement of income for the year ended February 28, 2003 (the “Pro Forma Statement of Income”).

Our information was derived from our audited consolidated financial statements filed in our Annual Report on Form 10-K for the fiscal year ended February 28, 2003. Our historical information was prepared using accounting principles generally accepted in the United States (“U.S. GAAP”) and United States Dollars (“US$” or “$”).

Hardy’s information was derived from its audited consolidated financial statements as of and for the fiscal year ended December 31, 2002. Hardy’s historical information was originally prepared using Australian GAAP, which differs in certain material respects from U.S. GAAP, and Australian dollars (“A$”). This historical information has been modified to present Hardy’s information in conformity with our financial statement presentation, using U.S. GAAP and US$. The average US$/A$ exchange rate used to convert information was $0.5440 for the year ended December 31, 2002.

The Pro Forma Statement of Income is presented as if the Hardy Acquisition was consummated on March 1, 2002. The Pro Forma Statement of Income reflects the combination of our income statement for the year ended February 28, 2003, the income statement of Hardy for the year ended December 31, 2002, and pro forma adjustments. The pro forma adjustments include: (i) the consolidation of Pacific Wine Partners LLC (“PWP”) (prior to the Hardy Acquisition, PWP was equally owned by us and Hardy; consolidation adjustments include the elimination of the effects of using the equity method of accounting and any applicable elimination entries); and (ii) acquisition adjustments to reflect the purchase method of accounting for the Hardy Acquisition. PWP’s information was derived from its unaudited consolidated financial statements for the fiscal year ended December 31, 2002. PWP’s historical information was prepared using U.S. GAAP and US$.

The Pro Forma Statement of Income is for illustrative purposes only and should be read in conjunction with the separate historical financial statements of ours and Hardy and the notes thereto and with the accompanying notes to the Pro Forma Statement of Income, which is based upon currently available information and upon certain assumptions that we believe are reasonable under the circumstances. The purchase price allocation is based upon certain management estimates and preliminary independent appraisals of the fair value of assets acquired and liabilities assumed. These preliminary independent appraisals include a valuation of property, plant and equipment and intangible assets. These amounts may differ significantly from the results of the final independent appraisals which will also include valuations of inventories and grape supply contracts. Management has estimated the fair value of the remaining assets acquired and liabilities assumed.

The Pro Forma Statement of Income does not reflect any expected annual savings resulting from any operating synergies anticipated by our management. The Pro Forma Statement of Income does not purport to represent what our results of operations would actually have been if the Hardy Acquisition had, in fact, occurred on March 1, 2002 or to project our financial position or the results of operations at any future date or for any future period.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Year Ended February 28, 2003

(in thousands, except per share data)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Constellation	Hardy*
Gross sales	$3,583,082	$466,019	$115,602	(a)	$4,139,384
			(24,349	)(a)
			(970	)(a)
Less—Excise taxes	(851,470)	(48,394)	(3,012	)(a)	(902,876)

Net sales	2,731,612	417,625	87,271		3,236,508
Cost of product sold	(1,970,897)	(291,851)	(69,203	)(a)	(2,301,287)
			24,349	(a)
			2,450	(a)
			3,865	(d)

Gross profit	760,715	125,774	48,732		935,221
Selling, general and administrative expenses	(350,993)	(64,728)	(19,058	)(a)	(446,625)
			(1,480	)(a)
			472	(b)
			(12,045	)(e)
			1,207	(d)
Restructuring charges	(4,764)				(4,764)

Operating income	404,958	61,046	17,828		483,832
Gain on change in fair value of derivative instruments	23,129	7,231			30,360
Equity in earnings of joint ventures	12,236	12,664	(24,744	)(a)	156
Interest expense, net	(105,387)	(16,435)	113	(a)	(199,349)
			(76,045	)(c)
			(1,595	)(f)

Income (loss) before income taxes	334,936	64,506	(84,443)		314,999
(Provision for) benefit from income taxes	(131,630)	(19,256)	33,186	(g)	(117,700)

Net income (loss)	$203,306	$45,250	$(51,257)		$197,299

Share Data:
Earnings per common share:
Basic	$2.26				$2.12
Diluted	$2.19				$2.05

Weighted average common shares outstanding:
Basic	89,856		3,289	(h)	93,145
Diluted	92,746		3,289	(h)	96,035

*	Derived from Hardy’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2002.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENT

OF INCOME FOR THE YEAR ENDED FEBRUARY 28, 2003

(in thousands, except per share data)

(a)	Reflects the consolidation of PWP, a joint venture previously owned equally by us and Hardy, and the elimination of the effects of using the equity method of accounting in the historical financial statements, including the elimination of (i) sales and cost of product sold from Hardy to PWP of $20,386; (ii) revenues for crush, wine production, bottling and storage services provided by PWP to us of $3,963; (iii) sales of grapes and concentrate of $970 from us to PWP; and (iv) charges for other administrative services of $1,480 provided by us to PWP.

(b)	Reflects the elimination of stock-based compensation expense recognized in accordance with FASB Interpretations No. 44 (“FIN No. 44”), “Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)” recorded by PWP for Constellation and Hardy options granted to employees of PWP, previously considered non-employees under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” resulting in fair value measurement in accordance with FIN No. 44.

(c)	Reflects the effects of the Hardy Acquisition financing and its use in consummating the Hardy Acquisition, including the elimination of certain of Hardy’s interest expense due to the refinancing of certain of Hardy’s debt, the additional interest expense incurred on the debt to finance the Hardy Acquisition and the incremental interest expense on our historical borrowings resulting from the higher interest rate in our 2003 credit facility. In determining the pro forma adjustment, we have assumed interest rates on our LIBOR-based senior credit facility ranging from 4.6% to 5.1% for the pro forma period. The assumed interest rate on the bridge loan facility, which has escalation provisions, range from 6.1% in the first three months to 8.4% in the last three months of the pro forma period. The overall effective interest rate was 5.65% for the pro forma year ended February 28, 2003. We have recorded a $1,626 reduction in the purchase price to reflect imputed interest between the accounting acquisition date and the final payment of consideration. This charge is not reflected in the pro forma statement of income but will be reflected in our first quarter of fiscal 2004 earnings. The pro forma statement of income reflects interest expense for the bridge loan agreement pursuant to its terms despite our intention to repay this loan during fiscal 2004. Since the timing of repayment and exact nature and amount of the refinancing are not yet determinable, its impacts have not been reflected.

(d)	Reflects the adjustment to depreciation expense related to the acquired property, plant and equipment of Hardy. These assets have been restated at their estimated fair values and depreciated using our depreciation methods over the remaining useful lives of the assets as identified in the preliminary independent appraisal. The decrease in depreciation expense of $5,072 was due primarily to longer useful lives per the preliminary independent appraisal as compared to the estimated useful lives used by Hardy, and was allocated to cost of product sold and selling, general and administrative expenses as indicated.

(e)	Reflects incremental amortization expense associated with the deferred debt issuance costs as follows:

Year Ended February 28, 2003
Credit agreement	$3,900
Bridge loan agreement	8,145

$12,045

The deferred debt issuance costs associated with these agreements are being amortized over the life of the related debt. Deferred debt issuance costs associated with the bridge loan agreement are being amortized over five months, the period of time that we expect the related borrowings to be outstanding.

(f)	Reflects interest expense on the present value of adverse grape contracts.

(g)	Reflects the tax effect of the pro forma adjustments using our statutory tax rate of 39.3%.

(h)	Reflects the issuance of 3,288,913 shares of our Class A common stock given as part of the consideration in consummation of the Hardy Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We are a leading international producer and marketer of beverage alcohol in North America, Europe and Australia with a broad portfolio of brands across the wine, imported beer and distilled spirits categories. We have the largest wine business in the world and we are the largest multi-category supplier of beverage alcohol brands in the United States. In the United Kingdom, we are the largest marketer of wine, the second largest producer and marketer of cider and a leading independent drinks wholesaler. We are the largest producer and marketer of wine in Australia.

Through February 28, 2003, we reported our operating results in five segments: Popular and Premium Wine (branded popular and premium wine and brandy, and other, primarily grape juice concentrate and bulk wine); Imported Beer and Spirits (primarily imported beer and distilled spirits); U.K. Brands and Wholesale (branded wine, cider, and bottled water, and wholesale wine, distilled spirits, cider, beer, ready-to-drinks and soft drinks); Fine Wine (primarily branded super-premium and ultra-premium wine); and Corporate Operations and Other (primarily corporate related items). As a result of our acquisition of Hardy as described below, we changed the structure of our internal organization to consist of two business divisions, Constellation Wines and Constellation Beers and Spirits. Separate division chief executives report directly to our chief operating officer. As a result of these changes, beginning with the first quarter of Fiscal 2004, we will report our operating results in three segments: Constellation Wines (branded wine, U.K. wholesale and other), Constellation Beers and Spirits (imported beer and distilled spirits) and Corporate Operations and Other. The new business segments reflect how our operations are now being managed, how operating performance is now being evaluated by senior management and the structure of its internal financial reporting. In addition, we changed our definition of operating income for segment purposes to exclude restructuring charges and unusual costs that affect comparability. Accordingly, financial information for the three months ended May 31, 2002 (“First Quarter 2003”) has been restated to conform to the new segment presentation.

The following discussion and analysis summarizes the significant factors affecting our (i) consolidated results of operations for the year ended February 28, 2003 (“Fiscal 2003”), compared to the year ended February 28, 2002 (“Fiscal 2002”), and Fiscal 2002 compared to the year ended February 28, 2001 (“Fiscal 2001”), (ii) consolidated results of operations for the three months ended May 31, 2003 (“First Quarter 2004”), compared to First Quarter 2003, and (ii) financial liquidity and capital resources for Fiscal 2003 and First Quarter 2004. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement.

As discussed in Note 1 to our consolidated financial statements for the year ended February 28, 2003, we adopted SFAS No. 142 on March 1, 2002. Upon the adoption of SFAS No. 142, we ceased amortization of goodwill and intangible assets with indefinite lives. Retroactive application of SFAS No. 142 is not permitted. As discussed in Note 2 to our consolidated financial statements, we adopted EITF No. 01-09 on March 1, 2002. EITF No. 01-09 requires that certain consideration given by a vendor to a customer be characterized as a reduction of revenue. We previously reported such costs as selling, general and administrative expenses. As a result of adopting EITF No. 01-09, we have restated our net sales, cost of product sold and selling, general and administrative expenses for Fiscal 2002 and Fiscal 2001. This reclassification did not affect our operating income or net income.

Recent Developments

Acquisition of Hardy

On March 27, 2003, we acquired control of BRL Hardy Limited, now known as Hardy Wine Company Limited, or Hardy, and on April 9, 2003, we completed our acquisition of all of Hardy’s outstanding capital stock. As a result of the acquisition of Hardy, we also acquired the remaining 50% ownership of Pacific Wine

Partners LLC (“PWP”), the joint venture we established with Hardy in July 2001, which we refer to together with the acquisition of all of Hardy’s outstanding capital stock, as the Hardy acquisition. Hardy is Australia’s largest wine producer with interests in wineries and vineyards in most of Australia’s major wine regions as well as New Zealand, France and the United States. In addition, Hardy has significant marketing and sales operations in the United Kingdom. This acquisition supports our strategy of driving long- term growth and positions us to capitalize on the growth opportunities in “new world” wine markets. Hardy has a comprehensive portfolio of wine products across all price points with a strong focus on premium wine production. Hardy’s wines are distributed worldwide through a network of marketing and sales operations, with the majority of sales generated in Australia, the United Kingdom and the United States.

Total consideration paid in cash and Class A common stock to the Hardy shareholders was $1,137.4 million. Additionally, we recorded direct acquisition costs of $20.0 million. The acquisition date for accounting purposes is March 27, 2003. We have recorded a $1.6 million reduction in the purchase price to reflect imputed interest between the accounting acquisition date and the final payment of consideration. This charge is included as interest expense in our consolidated statement of income for the three months ended May 31, 2003. The cash portion of the purchase price paid to the Hardy shareholders and optionholders ($1,060.2 million) was financed with $660.2 million of borrowings under our senior credit agreement and $400.0 million of borrowings under our bridge loan facility. Additionally, we issued 3,288,913 shares of the our Class A common stock, which were valued at $77.2 million based on the simple average of the closing market prices of our Class A common stock beginning two days before and ending two days after April 4, 2003, the day the Hardy shareholders elected the form of consideration they wished to receive. The purchase price was based primarily on a discounted cash flow analysis that contemplated, among other things, the value of a broader geographic distribution in strategic international markets and a presence in the important Australian winemaking regions.

The results of operations of Hardy and PWP have been reported in our new Constellation Wines segment from March 27, 2003. The Hardy acquisition is significant and we expect it to have a material impact on our future results of operations, financial position and cash flows.

Acquisitions in Fiscal 2003, Fiscal 2002 and Fiscal 2001 and Joint Venture

Acquisition of Ravenswood Winery

On July 2, 2001, we acquired all of the outstanding capital stock of Ravenswood Winery, Inc., a leading premium wine producer based in Sonoma, California. On June 30, 2002, Ravenswood Winery, Inc. was merged into Franciscan Vineyards, Inc., our wholly-owned subsidiary. The Ravenswood business produces, markets and sells super-premium and ultra-premium California wine, primarily under the Ravenswood brand name. The majority of the wine the Ravenswood business produces and sells is red wine, including the number one super-premium Zinfandel in the United States. The results of operations of the Ravenswood business were reported in the Fine Wine segment for Fiscal 2003 and Fiscal 2002 and have been included in our consolidated results of operations since the date of acquisition. Beginning in Fiscal 2004, the results of operations of the Ravenswood business will be reported in the our new Constellation Wines segment.

Acquisition of the Corus Assets

On March 26, 2001, in an asset acquisition, we acquired certain wine brands, wineries, working capital, primarily inventories, and other related assets from Corus Brands, Inc. which we refer to as the Corus Assets. In this acquisition, we acquired several well-known premium wine brands primarily sold in the northwestern United States, including Covey Run, Columbia, Ste. Chapelle and Alice White. In connection with the transaction, we also entered into long-term grape supply agreements with affiliates of Corus Brands, Inc. covering more than 1,000 acres of Washington and Idaho vineyards. The results of operations of the Corus Assets were reported in the Popular and Premium Wine segment for Fiscal 2003 and Fiscal 2002 and have been included in our consolidated results of operations since the date of acquisition. Beginning in Fiscal 2004, the results of operations of the Corus Assets will be reported in our new Constellation Wines segment.

Acquisition of the Turner Road Vintners Assets

On March 5, 2001, in an asset acquisition, we acquired several well-known premium wine brands, including Vendange, Nathanson Creek, Heritage, and Talus, working capital, primarily inventories, two wineries in California, and other related assets from Sebastiani Vineyards, Inc. and Tuolomne River Vintners Group which we refer to as the Turner Road Vintners Assets. The results of operations of the Turner Road Vintners Assets were reported in the Popular and Premium Wine segment for Fiscal 2003 and Fiscal 2002 and have been included in our consolidated results of operations since the date of acquisition. Beginning in Fiscal 2004, the results of operations of the Turner Road Vintners Assets will be reported in our new Constellation Wines segment.

Acquisition of Forth Wines

On October 27, 2000, we acquired all of the issued Ordinary Shares and Preference Shares of Forth Wines Limited. The results of operations of Forth Wines were reported in the U.K. Brands and Wholesale segment for Fiscal 2003 and Fiscal 2002 and have been included in our consolidated results of operations since the date of acquisition. Beginning in Fiscal 2004, the results of operations of Forth Wines will be reported in our new Constellation Wines segment.

Pacific Wine Partners

On July 31, 2001, we and Hardy formed Pacific Wine Partners LLC, or PWP, a joint venture owned equally by us and Hardy. In connection with the initial formation of the joint venture, PWP was given the exclusive distribution rights in the United States and the Caribbean to seven brands – Banrock Station, Hardys, Leasingham, Barossa Valley Estate and Chateau Reynella from Australia; Nobilo from New Zealand; and La Baume from France. The joint venture also owns Farallon, a premium California coastal wine. In addition, PWP owns a winery and controls 1,400 acres of vineyards, located in Monterey County, California and an additional winery located in Sonoma County, California.

On October 16, 2001, we announced that PWP completed the purchase of certain assets of Blackstone Winery, including the Blackstone brand and the Codera wine business in Sonoma County.

The investment in PWP was accounted for using the equity method; accordingly, the results of operations of PWP since its formation through March 27, 2003 have been included in the equity in earnings of joint venture line in our Consolidated Statements of Income.

As a result of the Hardy acquisition, PWP became our wholly-owned subsidiary. Accordingly, its results of operations will be consolidated and reported in our new Constellation Wines segment.

Results of Operations

First Quarter 2003 Compared to First Quarter 2004

Net Sales

The following table sets forth the net sales (in thousands of dollars) by our operating segments for First Quarter 2003 and First Quarter 2004.

	First Quarter 2003 Compared to First Quarter 2004
	Net Sales
	2003	2004	% Increase/ (Decrease)
Constellation Wines:
Branded wine	$214,011	$310,010	44.9%
Wholesale and other	164,477	184,150	12.0%

Constellation Wines net sales	378,488	494,160	30.6%

Constellation Beers and Spirits:
Imported beers	199,706	207,264	3.8%
Spirits	72,199	70,205	(2.8)%

Constellation Beers and Spirits net sales	271,905	277,469	2.0%

Corporate Operations and Other	—	—	N/A

Consolidated net sales	$650,393	$771,629	18.6%

Net sales for First Quarter 2004 increased to $771.6 million from $650.4 million for First Quarter 2003, an increase of $121.2 million, or 18.6%. This increase resulted primarily from the inclusion of $101.9 million of net sales of products acquired in the Hardy acquisition. In addition, net sales increased due to increases in U.K. wholesale sales, imported beer sales and a favorable foreign currency impact of $18.2 million.

Constellation Wines

Net sales for Constellation Wines increased to $494.2 million for First Quarter 2004 from $378.5 million in First Quarter 2003, an increase of $115.7 million, or 30.6%. This increase was primarily due to the addition of $98.5 million of sales of branded wine acquired in the Hardy acquisition and also included a positive impact on branded wine sales of $3.0 million from foreign exchange partially offset by a decrease in our base (non Hardy) sales. Wholesale and other net sales increased $19.7 million, due to a favorable foreign currency impact of $15.2 million, partially offset by lower cider sales. We continue to face a challenging wine environment due to competitive discounting driven in part by excess grape supplies. We do not believe this is a long-term issue. We have taken a strategy of preserving the long-term brand equity of our portfolio and investing our marketing dollars in the higher growth sectors of the wine business.

Constellation Beers and Spirits

Net sales for Beers and Spirits increased to $277.5 million for First Quarter 2004 from $271.9 million for First Quarter 2003, an increase of $5.6 million, or 2.0%. This increase resulted primarily from both volume gains and higher average prices of beer which increased $7.6 million, or 3.8%, partially offset by spirit sales which were down $2.0 million, or (2.8%), on flat volume. The higher average beer prices resulted from a price increase on our Mexican portfolio, which took effect in First Quarter 2003. The decline in spirits sales was due primarily to sales mix towards lower average priced brands.

Gross Profit

Our gross profit increased to $207.9 million for First Quarter 2004 from $176.7 million for First Quarter 2003, an increase of $31.2 million, or 17.6%. The dollar increase in gross profit resulted primarily from sales from the Hardy acquisition of $26.8 million (net of $5.5 million of pass through of stepped-up inventory costs), higher average beer sales and lower average spirits costs, partially offset by higher average beer costs. Gross profit as a percent of net sales decreased to 26.9% for First Quarter 2004 from 27.2% for First Quarter 2003 primarily due to the Hardy acquisition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $106.6 million for First Quarter 2004 from $90.8 million for First Quarter 2003, an increase of $15.9 million, or 17.5%. This increase resulted primarily from $11.4 million in selling, general and administrative expenses related to the brands acquired in the Hardy acquisition. In addition, $4.1 million of amortized deferred financing costs associated with non-continuing financing in connection with the Hardy acquisition were included in the Corporate Operations and Other segment. These costs were primarily related to the bridge loan agreement. Selling, general and administrative expenses as a percent of net sales decreased to 13.8% for First Quarter 2004 as compared to 14.0% for First Quarter 2003 due primarily to the Hardy acquisition which had a lower percentage of selling, general and administrative expenses than our base businesses.

Restructuring Charges

Restructuring charges resulted from the realignment of business operations in our wine segment, as previously announced in our fourth quarter of fiscal 2003. We recorded a restructuring charge of $2.3 million in First Quarter 2004 and expect to incur additional charges of approximately $5.0 million for the previously announced actions over the remainder of fiscal 2004.

In June 2003, we made a decision to exit the commodity concentrate product line located in Madera, California. The commodity concentrate product line is facing declining sales and profits and is not part of our core business, beverage alcohol. We will continue to produce and sell value-added, proprietary concentrate products such as MegaColors.

Related to exiting commodity concentrate, we will sell our Escalon facility, located in Escalon, California, and move all remaining production and storage from Escalon to Madera and other locations. By exiting commodity concentrate, we will free up capacity at our winery in Madera and forego further investment in our Escalon facility. We believe these steps will simplify our wine operations and will result in a better use of our capital.

The total restructuring charge for exiting the commodity concentrate product line and closing the Escalon facility is expected to be $56 million and is expected to be incurred over the next six quarters, beginning with an estimated $40 million in the second quarter of fiscal 2004. Of the total restructuring charges, approximately $25 million relate to inventory charges which will be included in cost of product sold. The remaining charges result from renegotiating existing grape contracts associated with commodity concentrate and the Escalon facility, asset write-offs and severance-related costs. More than half of the charges are non-cash charges.

Operating Income

The following table sets forth the operating income/(loss) (in thousands of dollars) by our operating segments for First Quarter 2003 and First Quarter 2004.

	First Quarter 2003 Compared to First Quarter 2004
	Operating Income (Loss)
	2003	2004	% Increase
Constellation Wines	$38,838	$61,023	57.1%
Constellation Beers and Spirits	54,421	59,883	10.0%
Corporate Operations and Other	(7,294)	(10,071)	38.1%

Total Reportable Segments	85,965	110,835	28.9%
Restructuring and Unusual Costs	—	(11,868)	N/A

Consolidated Operating Income	$85,965	$98,967	15.1%

Restructuring and unusual costs of $11.9 million for First Quarter 2004 included restructuring and certain unusual costs that are excluded by management in their evaluation of the results of each operating segment. These costs represent the flow-through of inventory step-up and the amortization of deferred financing costs associated with the Hardy acquisition of $5.5 million and $4.1 million, respectively, and restructuring charges of $2.3 million. As a result of these costs and the above factors, consolidated operating income increased to $99.0 million for First Quarter 2004 from $86.0 million for First Quarter 2003, an increase of $13.0 million, or 15.1%.

Interest Expense, Net

Net interest expense increased to $39.2 million for First Quarter 2004 from $27.1 million for First Quarter 2003, an increase of $12.1 million, or 44.6%. The increase resulted from higher average borrowings due to the financing of the Hardy acquisition, partially offset by a lower average borrowing rate, and $1.7 million of imputed interest expense related to the Hardy acquisition.

Provision for Income Taxes

Our effective tax rate for First Quarter 2004 was 36.0% as compared to 39.3% for First Quarter 2003 as a result of the Hardy acquisition, which significantly increases the allocation of income to jurisdictions with lower income tax rates.

Net Income

As a result of the above factors, net income increased to $39.2 million for First Quarter 2004 from $37.4 million for First Quarter 2003, an increase of $1.8 million, or 4.9%.

Fiscal 2002 Compared to Fiscal 2003

Net Sales

The following table sets forth our net sales (in thousands of dollars) by operating segment for Fiscal 2002 and Fiscal 2003.

	Fiscal 2002 Compared to Fiscal 2003
	Net Sales
	2002	2003	% Increase (Decrease)
Popular and Premium Wine:
Branded:
External customers	$696,901	$684,094	(1.8)%
Intersegment	9,669	8,570	(11.4)%

Total Branded	706,570	692,664	(2.0)%

Other:
External customers	57,718	45,223	(21.6)%
Intersegment	13,751	11,537	(16.1)%

Total Other	71,469	56,760	(20.6)%

Popular and Premium Wine net sales	778,039	749,424	(3.7)%

Imported Beer and Spirits:
Beer	726,953	776,006	6.7%
Spirits	274,702	282,307	2.8%

Imported Beer and Spirits net sales	1,001,655	1,058,313	5.7%

U.K. Brands and Wholesale:
Branded:
External customers	223,791	229,283	2.5%
Intersegment	574	189	(67.1)%

Total Branded	224,365	229,472	2.3%
Wholesale	495,532	560,346	13.1%

U.K. Brands and Wholesale net sales	719,897	789,818	9.7%

Fine Wine:
External customers	131,161	154,353	17.7%
Intersegment	753	1,405	86.6%

Fine Wine net sales	131,914	155,758	18.1%

Corporate Operations and Other	—	—	N/A

Intersegment eliminations	(24,747)	(21,701)	(12.3)%

Consolidated net sales	$2,606,758	$2,731,612	4.8%

Net sales for Fiscal 2003 increased to $2,731.6 million from $2,606.8 million for Fiscal 2002, an increase of $124.9 million, or 4.8%. This increase resulted primarily from increased sales of imported beer and the impact of foreign currency changes of $50.7 million in the U.K. Brands and Wholesale segment. Also contributing to the sales growth were increased sales in U.K. wholesale, on a local currency basis, fine wine and spirits, offset by lower bulk wine, grape juice concentrate, Popular and Premium branded wine and U.K. branded sales, on a local currency basis.

Popular and Premium Wine

Net sales for the Popular and Premium Wine segment for Fiscal 2003 decreased to $749.4 million from $778.0 million for Fiscal 2002, a decrease of $28.6 million, or (3.7)%. Other sales declined $14.7 million, or (20.6)%, on lower bulk wine and grape juice concentrate sales. Branded sales declined $13.9 million, or (2.0)%, on lower volume offset slightly by higher average selling prices. Volumes were negatively impacted as a result of increased promotional spending in the industry, in which we did not participate in heavily. In this competitive pricing environment, we continue to be selective in our promotional activities, focusing instead on growth areas, long-term brand building initiatives and increased profitability.

Imported Beer and Spirits

Net sales for the Imported Beer and Spirits segment for Fiscal 2003 increased to $1,058.3 million from $1,001.7 million for Fiscal 2002, an increase of $56.7 million, or 5.7%. This increase resulted primarily from a $49.1 million increase in imported beer sales. The growth in imported beer sales was due to a price increase on our Mexican beer portfolio, which took effect in the first quarter of Fiscal 2003. Spirits sales increased $7.6 million due primarily to increased bulk whiskey sales, along with a slight increase in branded sales.

U.K. Brands and Wholesale

Net sales for the U.K. Brands and Wholesale segment for Fiscal 2003 increased to $789.8 million from $719.9 million for Fiscal 2002, an increase of $69.9 million, or 9.7%. This increase resulted from the impact of foreign currency changes of $50.7 million and a $28.6 million local currency increase in wholesale sales due to the addition of new accounts and increased average delivery sizes, partially offset by a $9.4 million local currency decline in branded sales as a decrease in cider sales was partially offset by increases in wine sales.

Fine Wine

Net sales for the Fine Wine segment for Fiscal 2003 increased to $155.8 million from $131.9 million for Fiscal 2002, an increase of $23.8 million, or 18.1%. This increase resulted from an additional four months of sales of the brands acquired in the Ravenswood acquisition, completed in July 2001, of $14.1 million, as well as growth in the Ravenswood, Simi, Estancia and Franciscan brands. The growth was due to higher sales volumes led by Ravenswood and Simi, partially offset by higher promotional costs and a shift towards lower priced brands.

Gross Profit

Our gross profit increased to $760.7 million for Fiscal 2003 from $695.2 million for Fiscal 2002, an increase of $65.6 million, or 9.4%. The dollar increase in gross profit resulted from higher imported beer sales, the additional four months of sales of the brands acquired in the Ravenswood acquisition, completed in July 2001, a favorable mix of sales towards higher margin products, particularly popular and premium wine and tequila, lower average wine and spirits costs, and a favorable foreign currency impact. These increases were partially offset by higher average imported beer costs and lower concentrate and bulk wine sales. As a result of the foregoing, gross profit as a percent of net sales increased to 27.8% for Fiscal 2003 from 26.7% for Fiscal 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased to $351.0 million for Fiscal 2003 from $352.7 million for Fiscal 2002, a decrease of $1.7 million, or (0.5)%. We adopted SFAS No. 142 on March 1, 2002, and, accordingly, stopped amortizing goodwill and other indefinite lived intangible assets. Therefore, the decrease of $1.7 million consists of a decrease of $27.3 million of amortization expense from Fiscal 2002 offset by an increase of $25.6 million. The increase resulted primarily from increased personnel costs to support our growth, higher selling costs to support the growth in the U.K. wholesale business, and increased advertising costs on certain popular and premium wine brands and imported beer brands. Selling, general and administrative expenses as a percent of net sales decreased to 12.8% for Fiscal 2003 as compared to 13.5% for Fiscal 2002. This decrease was due to the reduced amortization expense noted above partially offset by (i) the percent increase in general and administrative expenses growing at a faster rate than the percent change in the Corporate Operations and Other, Popular and Premium Wine and U.K. Brands and Wholesale segments’ net sales, and (ii) the percent increase in the U.K. Brands and Wholesale segment’s selling costs being greater than the percent increase in U.K. Brands and Wholesale segment’s net sales.

Restructuring Charges

Our Popular and Premium Wine segment recorded a property, plant and equipment impairment charge of $4.8 million in Fiscal 2003 in connection with the planned closure of two of its production facilities in Fiscal 2004. We began the realignment of our business operations within the Popular and Premium Wine segment to further improve productivity. This realignment is not expected to have an impact on brand sales. As part of this realignment, we expect to incur an additional $6.7 million in charges, primarily in cash, during Fiscal 2004 within the Constellation Wines segment. No such charges were incurred in Fiscal 2002.

In connection with the Hardy acquisition, we expect to record a restructuring charge related to the integration of Hardy in the amount of $3.2 million in Fiscal 2004. In addition, we expect to record a one-time charge in the amount of $8.2 million in Fiscal 2004 for the write-off of bank fees related to the repayment of our senior credit facility.

Operating Income

The following table sets forth our operating income (loss) (in thousands of dollars) by operating segment for Fiscal 2002 and Fiscal 2003.

	Fiscal 2002 Compared to Fiscal 2003
	Operating Income (Loss)
	2002	2003	% Increase
Popular and Premium Wine	$104,781	$107,715	2.8%
Imported Beer and Spirits	178,805	217,963	21.9%
U.K. Brands and Wholesale	47,270	56,577	19.7%
Fine Wine	39,169	55,515	41.7%
Corporate Operations and Other	(27,544)	(32,812)	19.1%

Consolidated Operating Income	$342,481	$404,958	18.2%

As a result of the above factors, operating income increased to $405.0 million for Fiscal 2003 from $342.5 million for Fiscal 2002, an increase of $62.5 million, or 18.2%. Fiscal 2002 operating income for Popular and Premium Wine, Imported Beer and Spirits, U.K. Brands and Wholesale and Fine Wine included amortization expense of $8.9 million, $8.2 million, $5.9 million, and $4.3 million, respectively.

Gain on Change in Fair Value of Derivative Instruments

In February 2003, we entered into a foreign currency collar contract in connection with the Hardy acquisition to lock in a range for the cost of the acquisition in U.S. dollars. As of February 28, 2003, this derivative instrument had a fair value of $23.1 million. Under SFAS No. 133, a transaction that involves a business combination is not eligible for hedge accounting treatment. As such, the derivative was recorded on the balance sheet at its fair value with the change in the fair value recognized separately on our consolidated statements of income.

In the first quarter of Fiscal 2004, we will record an additional gain of $4.1 million related to the settlement of the foreign currency derivative instruments entered into in conjunction with the Hardy acquisition.

Interest Expense, Net

Net interest expense decreased to $105.4 million for Fiscal 2003 from $114.2 million for Fiscal 2002, a decrease of $8.8 million, or (7.7)%. The decrease resulted from both a decrease in the average borrowings for the year and a decrease in the average interest rate.

Provision for Income Taxes

Our effective tax rate for Fiscal 2003 was 39.3% as compared to 40.0% for Fiscal 2002 as a result of the adoption of SFAS No. 142 on March 1, 2002.

Net Income

As a result of the above factors, net income increased to $203.3 million for Fiscal 2003 from $136.4 million for Fiscal 2002, an increase of $66.9 million, or 49.0%.

Fiscal 2001 Compared to Fiscal 2002

Net Sales

The following table sets forth our net sales (in thousands of dollars) by operating segment for Fiscal 2001 and Fiscal 2002.

	Fiscal 2001 Compared to Fiscal 2002
	Net Sales
	2001	2002	% Increase (Decrease)
Popular and Premium Wine:
Branded:
External customers	$546,211	$696,901	27.6%
Intersegment	6,451	9,669	49.9%

Total Branded	552,662	706,570	27.8%

Other:
External customers	64,799	57,718	(10.9)%
Intersegment	16,562	13,751	(17.0)%

Total Other	81,361	71,469	(12.2)%

Popular and Premium Wine net sales	634,023	778,039	22.7%

Imported Beer and Spirits:
Beer	633,833	726,953	14.7%
Spirits	262,933	274,702	4.5%

Imported Beer and Spirits net sales	896,766	1,001,655	11.7%

U.K. Brands and Wholesale:
Branded:
External customers	225,550	223,791	(0.8)%
Intersegment	1,193	574	(51.9)%

Total Branded	226,743	224,365	(1.0)%
Wholesale	404,208	495,532	22.6%

U.K. Brands and Wholesale net sales	630,951	719,897	14.1%

Fine Wine:
External customers	88,486	131,161	48.2%
Intersegment	217	753	247.0%

Fine Wine net sales	88,703	131,914	48.7%

Corporate Operations and Other	—	—	N/A

Intersegment eliminations	(24,423)	(24,747)	1.3%

Consolidated net sales	$2,226,020	$2,606,758	17.1%

Net sales for Fiscal 2002 increased to $2,606.8 million from $2,226.0 million for Fiscal 2001, an increase of $380.7 million, or 17.1%.

Popular and Premium Wine

Net sales for the Popular and Premium Wine segment for Fiscal 2002 increased to $778.0 million from $634.0 million for Fiscal 2001, an increase of $144.0 million, or 22.7%. This increase resulted primarily from $158.5 million of sales of the newly acquired brands from the Turner Road Vintners Assets and Corus Assets acquisitions, which we collectively refer to as the March Acquisitions, both completed in March 2001. This increase was partially offset by declines in the Popular and Premium Wine segment’s grape juice concentrate business and certain other wine brands.

Imported Beer and Spirits

Net sales for the Imported Beer and Spirits segment for Fiscal 2002 increased to $1,001.7 million from $896.8 million for Fiscal 2001, an increase of $104.9 million, or 11.7%. This increase resulted primarily from a 14.7% increase in imported beer sales, led by volume growth in the Mexican beer portfolio. Spirits sales increased slightly primarily from an increase in bulk whiskey sales, partially offset by slightly lower branded spirits sales as a result of lower net selling prices from the implementation of a net pricing strategy in the third quarter of Fiscal 2001, which also resulted in lower promotion costs.

U.K. Brands and Wholesale

Net sales for the U.K. Brands and Wholesale segment for Fiscal 2002 increased to $719.9 million from $631.0 million for Fiscal 2001, an increase of $88.9 million, or 14.1%. This increase resulted from a 27.1% local currency basis increase in wholesale sales, with the majority of this growth coming from organic sales, and a 7.4% local currency basis increase in branded sales, with an increase in wine sales being partially offset by a decrease in cider sales, partially offset by a 22.9% adverse foreign currency impact.

Fine Wine

Net sales for the Fine Wine segment for Fiscal 2002 increased to $131.9 million from $88.7 million for Fiscal 2001, an increase of $43.2 million, or 48.7%. This increase resulted primarily from $30.4 million of net sales of the newly acquired brands from the Ravenswood acquisition and organic sales growth primarily due to volume increases in the Estancia, Veramonte and Franciscan brands.

Gross Profit

Our gross profit increased to $695.2 million for Fiscal 2002 from $578.9 million for Fiscal 2001, an increase of $116.2 million, or 20.1%. The dollar increase in gross profit resulted primarily from sales of the newly acquired brands from the March Acquisitions and the Ravenswood acquisition, volume growth in the Imported Beer and Spirits segment’s Mexican beer portfolio, volume growth in the Fine Wine segment’s portfolio, and volume growth in the U.K. Brands and Wholesale segment’s wholesale business and branded business. These increases were partially offset by a decrease in the Imported Beer and Spirits segment’s spirits sales and an adverse foreign currency impact. As a percent of net sales, gross profit increased to 26.7% for Fiscal 2002 from 26.0% for Fiscal 2001, resulting primarily from sales of higher-margin wine brands acquired in the March Acquisitions and the Ravenswood acquisition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $352.7 million for Fiscal 2002 from $308.1 million for Fiscal 2001, an increase of $44.6 million, or 14.5%. The dollar increase in selling, general and administrative expenses resulted primarily from an increase in advertising, selling, general and administrative expenses associated with the brands acquired in the March Acquisitions and the Ravenswood acquisition. In addition, there were increases in selling, general and administrative expenses associated with the Imported Beer and Spirits segment’s Mexican beer portfolio volume growth, and the U.K. Brands and Wholesale segment’s wholesale volume growth, and increased personnel costs to support our growth within the Corporate Operations and Other segment. Selling, general and administrative expenses as a percent of net sales decreased slightly to 13.5% for Fiscal 2002 as compared to 13.8% for Fiscal 2001 due to higher sales growth from the March Acquisitions and the Ravenswood acquisition than the related selling, general and administrative expense growth.

Operating Income

The following table sets forth our operating income (loss) (in thousands of dollars) by operating segment for Fiscal 2001 and Fiscal 2002.

	Fiscal 2001 Compared to Fiscal 2002
	Operating Income (Loss)
	2001	2002	% Increase (Decrease)
Popular and Premium Wine	$50,390	$104,781	107.9%
Imported Beer and Spirits	167,680	178,805	6.6%
U.K. Brands and Wholesale	48,961	47,270	(3.5)%
Fine Wine	24,495	39,169	59.9%
Corporate Operations and Other	(20,658)	(27,544)	33.3%

Consolidated Operating Income	$270,868	$342,481	26.4%

As a result of the above factors, operating income increased to $342.5 million for Fiscal 2002 from $270.9 million for Fiscal 2001, an increase of $71.6 million, or 26.4%.

Interest Expense, Net

Net interest expense increased to $114.2 million for Fiscal 2002 from $108.6 million for Fiscal 2001, an increase of $5.6 million, or 5.1%. The increase resulted primarily from an increase in the average borrowings primarily due to the financing of the March Acquisitions and the Ravenswood acquisition, partially offset by a decrease in the average interest rate.

Net Income

As a result of the above factors, net income increased to $136.4 million for Fiscal 2002 from $97.3 million for Fiscal 2001, an increase of $39.1 million, or 40.1%.

Financial Liquidity and Capital Resources

General

Our principal use of cash in our operating activities is for purchasing and carrying inventories. Our primary source of liquidity has historically been cash flow from operations, except during the annual Fall grape harvests when we have relied on short-term borrowings. In the United States, the annual grape crush normally begins in August and runs through October. In Australia, the annual grape crush normally begins in March and runs through May. We generally begin purchasing grapes at the beginning of the crush season with payments for such grapes beginning to come due one month later. Our short-term borrowings to support such purchases generally reach their highest levels one to two months after the crush season has ended. Historically, we have used cash flow from operating activities to repay our short-term borrowings. We will continue to use our short-term borrowings to support our working capital requirements. We believe that cash provided by our operating activities and our financing activities, primarily short-term borrowings, will provide adequate resources to satisfy our working capital, liquidity and anticipated capital expenditure requirements for both our short-term and long- term capital needs.

First Quarter 2004 Cash Flows

Operating Activities

Net cash used in operating activities for First Quarter 2004 was $6.4 million, which resulted from $65.1 million in net income adjusted for non-cash items, less $71.5 million representing the net change in our operating assets and liabilities. The net change in operating assets and liabilities resulted primarily from a seasonal increase in accounts receivable and a decrease in accounts payable.

Investing Activities

Net cash used in investing activities for First Quarter 2004 was $1,081.9 million, which resulted primarily from net cash paid of $1,067.7 million for the Hardy purchases of businesses and $18.1 million of capital expenditures.

Financing Activities

Net cash provided by financing activities for First Quarter 2004 was $1,098.1 million resulting primarily from proceeds of $1,600.0 million from issuance of long-term debt, including $1,060.2 million of long-term debt incurred to acquire Hardy. This amount was partially offset by principal payments of long-term debt of $492.7 million.

During June 1998, our Board of Directors authorized the repurchase of up to $100.0 million of our Class A Common Stock and Class B Common Stock. The repurchase of shares of common stock will be accomplished, from time to time, in management’s discretion and depending upon market conditions, through open market or privately negotiated transactions. We may finance such repurchases through cash generated from operations or through the senior credit facility. The repurchased shares will become treasury shares. As of July 15, 2003, we had purchased 4,075,344 shares of Class A Common Stock at an aggregate cost of $44.9 million, or at an average cost of $11.01 per share. No shares were repurchased during First Quarter 2004.

Fiscal 2003 Cash Flows

Operating Activities

Net cash provided by operating activities for Fiscal 2003 was $236.1 million, which resulted from $256.5 million in net income adjusted for noncash items, less $20.4 million representing the net change in our operating assets and liabilities. The net change in operating assets and liabilities resulted primarily from an increase in inventories and a reduction in accrued excise taxes and adverse grape contracts partially offset by increases in accrued income taxes payable and accrued advertising and promotion expenses.

Investing Activities

Net cash used in investing activities for Fiscal 2003 was $72.0 million, which resulted primarily from $71.6 million of capital expenditures (including $7.0 million for vineyards).

Financing Activities

Net cash used in financing activities for Fiscal 2003 was $161.5 million resulting primarily from $151.1 million of principal payments of long-term debt and $51.9 million of net repayments of notes payable. These debt payments were partially funded by $28.7 million of proceeds from employee stock option exercises and $10.0 million of proceeds from long-term debt which was used for the repayment of debt at one of our Chilean subsidiaries.

No shares were repurchased during Fiscal 2003 under our Board approved stock repurchase authority described above in “—First Quarter 2004 Cash Flows—Financing Activities.”

Fiscal 2002 Cash Flows

Operating Activities

Net cash provided by operating activities for Fiscal 2002 was $213.3 million, which resulted from $226.3 million in net income adjusted for noncash items, less $13.0 million representing the net change in our operating assets and liabilities. The net change in operating assets and liabilities resulted primarily from increases in accounts receivable and inventories partially offset by increases in accounts payable, deferred revenue, accrued salaries and commissions, and accrued advertising and promotions.

Investing Activities

Net cash used in investing activities for Fiscal 2002 was $585.4 million, which resulted from net cash paid of $472.8 million for the March Acquisitions and the Ravenswood acquisition, $77.3 million of equity contributions to PWP and $71.1 million of capital expenditures (including $10.1 million for vineyards), partially offset by $35.8 million of proceeds from the sale of assets.

Financing Activities

Net cash provided by financing activities for Fiscal 2002 was $236.9 million, which resulted primarily from proceeds of $252.5 million from the issuance of long-term debt, including $250.0 million of 8 1/8% Senior Subordinated Notes used to repay $130.0 million of 8 3/4% Senior Subordinated Notes and $65.0 million of 8 3/4% Series C Senior Subordinated Notes and a portion of our borrowings under our senior credit facility, net proceeds of $151.5 million from equity offerings, proceeds of $51.4 million from net revolving loan borrowings under the senior credit facility, and proceeds of $45.0 million from exercise of employee stock options. These amounts were partially offset by principal payments of long-term debt of $261.0 million, which included the repayments as discussed above and $54.7 million of scheduled or required principal payments under our senior credit facility.

No shares were repurchased during Fiscal 2002 or Fiscal 2001 under our Board approved stock repurchase authority described above in “—First Quarter 2004 Cash Flows—Financing Activities.”

Debt

Total debt outstanding as of May 31, 2003, amounted to $2,778.4 million, an increase of $1,512.9 million from February 28, 2003. The ratio of total debt to total capitalization increased to 65.9% as of May 31, 2003, from 51.9% as of February 28, 2003.

Total debt outstanding as of February 28, 2003, amounted to $1,265.5 million, a decrease of $164.0 million from February 28, 2002. The ratio of total debt to total capitalization decreased to 51.9% as of February 28, 2003, from 59.9% as of February 28, 2002.

Senior Credit Facilities

2000 Credit Agreement

As of February 28, 2003, under the 2000 credit agreement, we had outstanding term loans of $145.4 million bearing a weighted average interest rate of 3.1%, $2.0 million of outstanding revolving loans bearing a weighted average interest rate of 3.1%, undrawn letters of credit of $15.1 million, and $282.9 million available to be drawn under the revolving credit facility. The 2000 credit agreement was a senior credit facility originally entered into between us, certain of our principal operating subsidiaries and a syndicate of banks, for which The Chase Manhattan Bank acted as administrative agent, on October 6, 1999, and subsequently amended.

2003 Credit Agreement

In connection with the Hardy acquisition, on January 16, 2003, we and our United States subsidiaries (excluding certain inactive subsidiaries) and Canandaigua Limited, JPMorgan Chase Bank, as a lender and administrative agent, and certain other lenders (such other lenders, together with the administrative agent, we collectively refer to as the lenders) entered into a new credit agreement, which was subsequently amended and restated as of March 19, 2003. This 2003 credit agreement provides for aggregate credit facilities of $1.6 billion consisting of a $400.0 million tranche A term loan facility due in February 2008, an $800.0 million tranche B term loan facility due in November 2008 and a $400.0 million revolving credit facility (including an Australian Dollar revolving sub-facility of up to A$10.0 million and a sub-facility for letters of credit of up to $40.0 million) which expires on the fifth anniversary of the first date on which the lenders’ obligation to make loans under the 2003 credit agreement commences.

The required annual repayments of the tranche A term loan facility is $40.0 million in Fiscal 2004 and increases by $20.0 million each year through fiscal 2008. The required annual repayments of the tranche B term loan, which is backend loaded, is $10.0 million in Fiscal 2004 and increases to $400.0 million in fiscal 2009.

The rate of interest payable, at our option, is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is adjustable based upon our debt ratio, as defined in the 2003 credit agreement, and with respect to LIBOR borrowings, ranges between 1.75% and 2.75%. The initial LIBOR margin for the revolving credit facility and the tranche A term loan facility is 2.25%, while the initial LIBOR margin on the tranche B term loan facility is 2.75%.

Our obligations are guaranteed by the U.S. subsidiaries of the Company (excluding certain inactive subsidiaries), Canandaigua Limited, CBI Australia Holdings Pty Limited and Constellation Australia Pty Limited, as guarantors, and we have pledged collateral of (i) 100% of the capital stock of all of our United States subsidiaries and (ii) 65% of the voting capital stock of Canandaigua Limited, Matthew Clark plc, Hardy, Constellation Australia Pty Limited and certain other foreign subsidiaries of ours. In addition, under certain circumstances, we and the guarantors are required to pledge certain of their assets consisting of, among other things, inventory, accounts receivable and trademarks to secure the obligations under the 2003 credit agreement.

Under the 2003 credit agreement, Constellation and the guarantors make certain representations and warranties to the Administrative Agent and the Lenders customarily found in credit agreements of this type.

We and our subsidiaries are subject to customary lending covenants including those restricting additional liens, the incurrence of additional indebtedness (including guarantees of indebtedness), the sale of assets, the payment of dividends, transactions with affiliates, the disposition and acquisition of property and the making of certain investments, in each case subject to baskets, exceptions and thresholds. Hardy guarantees debt of a joint venture in the maximum amount of $3.5 million as of May 31, 2003, which is permitted under the 2003 credit agreement. The primary financial covenants require the maintenance of a debt coverage ratio, a senior debt coverage ratio, a fixed charges ratio and an interest coverage ratio.

We used the proceeds of the tranche A term loan facility, the tranche B term loan facility and a portion of the revolving credit facility under the 2003 credit agreement to pay off our obligations under the 2000 credit agreement, to fund a portion of the cash required to pay the Hardy shareholders and to pay indebtedness outstanding under certain of Hardy’s credit facilities. We intend to use the remaining availability under the 2003 credit agreement to fund our working capital needs on an ongoing basis.

As of May 31, 2003, under the 2003 credit agreement, we had outstanding tranche A term loans of $400.0 million bearing a weighted average interest rate of 3.6%, tranche B term loans of $800.0 million bearing a weighted average interest rate of 4.1%, $15.0 million of revolving loans bearing a weighted average interest rate of 3.1%, undrawn revolving letters of credit of $15.1 million, and $369.9 million in revolving loans available to be drawn.

In connection with this offering, we have entered into an amendment to the 2003 credit agreement to provide us with additional flexibility in the payment of cash dividends on the depositary shares.

Bridge Agreement

On January 16, 2003, we, our U.S. subsidiaries (excluding certain inactive subsidiaries) and Canandaigua Limited, JPMorgan Chase Bank, as a lender and administrative agent, and certain other lenders (such other lenders, together with the administrative agent, we collectively refer to as the bridge lenders) entered into a bridge loan agreement which was amended and restated as of March 26, 2003, containing commitments of the bridge lenders to make bridge loans of up to, in the aggregate, $450.0 million. On April 9, 2003, we used $400.0 million of the bridge loans to fund a portion of the cash required to pay the former Hardy shareholders. The bridge loans are due on the first anniversary of the date of the funding of the bridge loans which we refer to as the bridge loan maturity date. The rate of interest payable on the bridge loans is equal to LIBOR plus a margin. The initial margin on the bridge loans is 3.75%.

If the bridge loans are not repaid on the bridge loan maturity date, the bridge lenders have committed to make certain term loans in an amount corresponding to the then-outstanding amount of the bridge loans which we refer to as term loans. The term loans are due on the seventh anniversary of the date on which the bridge loans are funded. The rate of interest payable on the term loans is equal to LIBOR plus a margin. The rate of interest payable on any of the bridge loans or the term loans is capped at 11.50%. If the bridge loans are not repaid on the date that is three months after the date of funding, then the margin will increase on a quarterly basis thereafter until the rate of interest payable reaches the rate cap.

The lenders have the right to exchange on or after the bridge loan maturity date all or a portion of their respective bridge loans or term loans for notes, which we refer to as exchange notes, that will be issued pursuant to an indenture to be entered into among us, as issuer, certain of our subsidiaries, as guarantors, and an indenture trustee on behalf of the holders of the exchange notes. The exchange notes indenture will be in a form to be agreed between us and the administrative agent and will contain terms and a final maturity date that are substantially consistent with the terms and the maturity date of the term loans. The exchange notes will bear interest at a fixed rate as determined by the exchanging holder that will not exceed the 11.50%.

The guarantors have guaranteed our obligations under the bridge loan agreement.

We and the guarantors have made certain representations and warranties in the bridge loan agreement which are substantially the same as the representations and warranties in the 2003 credit agreement. The bridge loan agreement also contains covenants and events of default that are similar to the covenants and events of default in the indentures pursuant to which we issued our senior notes and senior subordinated notes.

As of May 31, 2003, under the bridge loan agreement, we had outstanding $400.0 million of bridge loans bearing a weighted average interest rate of 5.1%. As we intend to repay the bridge loans at or prior to the bridge loan maturity date, these bridge loans are classified as current liabilities on our consolidated balance sheet.

Senior Notes

On August 4, 1999, we issued $200.0 million aggregate principal amount of 8 5/8% Senior Notes due August 2006, which we refer to as the August 1999 Senior Notes. Interest on the August 1999 Senior Notes is payable semiannually on February 1 and August 1. The August 1999 Senior Notes are redeemable at our option, in whole or in part, at any time. The August 1999 Senior Notes are unsecured senior obligations and rank equally in right of payment to all of our existing and future unsecured senior indebtedness. The August 1999 Senior Notes are guaranteed, on a senior basis, by certain of our significant operating subsidiaries.

On November 17, 1999, we issued £75.0 million ($121.7 million upon issuance) aggregate principal amount of 8 1/2% Senior Notes due November 2009, which we refer to as the Sterling Senior Notes. Interest on the Sterling Senior Notes is payable semiannually on May 15 and November 15. The Sterling Senior Notes are redeemable at our option, in whole or in part, at any time. The Sterling Senior Notes are unsecured senior obligations and rank equally in right of payment to all of our existing and future unsecured senior indebtedness. The Sterling Senior Notes are guaranteed, on a senior basis, by certain of our significant operating subsidiaries. In March 2000, we exchanged £75.0 million aggregate principal amount of 8 1/2% Series B Senior Notes due November 2009, which we refer to as the Sterling Series B Senior Notes for all of the Sterling Senior Notes. The terms of the Sterling Series B Senior Notes are identical in all material respects to the Sterling Senior Notes. In October 2000, we exchanged £74.0 million aggregate principal amount of Sterling Series C Senior Notes, as described below, for £74.0 million of the Sterling Series B Notes. The terms of the Sterling Series C Senior Notes are identical in all material respects to the Sterling Series B Senior Notes. As of February 28, 2003, we had outstanding £1.0 million ($1.6 million) aggregate principal amount of Sterling Series B Senior Notes.

On May 15, 2000, we issued £80.0 million ($120.0 million upon issuance) aggregate principal amount of 8 1/2% Series C Senior Notes due November 2009 at an issuance price of £79.6 million ($119.4 million upon issuance, net of $0.6 million unamortized discount, with an effective interest rate of 8.6%), which we refer to as the Sterling Series C Senior Notes. The net proceeds of the offering (£78.8 million, or $118.2 million) were used to repay a portion of our British pound sterling borrowings under our then existing senior credit facility. Interest on the Sterling Series C Senior Notes is payable semiannually on May 15 and November 15. The Sterling Series C Senior Notes are redeemable at our option, in whole or in part, at any time. The Sterling Series C Senior Notes are unsecured senior obligations and rank equally in right of payment to all of our existing and future unsecured senior indebtedness. The Sterling Series C Senior Notes are guaranteed, on a senior basis, by certain of our significant operating subsidiaries. As of February 28, 2003, we had outstanding £154.0 million ($241.7 million, net of $0.5 million unamortized discount) aggregate principal amount of Sterling Series C Senior Notes.

On February 21, 2001, we issued $200.0 million aggregate principal amount of 8% Senior Notes due February 2008, which we refer to as the February 2001 Senior Notes. The net proceeds of the offering ($197.0 million) were used to partially fund the acquisition of the Turner Road Vintners Assets. Interest on the February 2001 Senior Notes is payable semiannually on February 15 and August 15. The February 2001 Senior Notes are redeemable at our option, in whole or in part, at any time. The February 2001 Senior Notes are unsecured senior obligations and rank equally in right of payment to all of our existing and future unsecured senior indebtedness. The February 2001 Senior Notes are guaranteed, on a senior basis, by certain of our significant operating subsidiaries. In July 2001, we exchanged $200.0 million aggregate principal amount of 8% Series B Senior Notes due February 2008, which we refer to as the February 2001 Series B Senior Notes, for all of the February 2001 Senior Notes. The terms of the February 2001 Series B Senior Notes are identical in all material respects to the February 2001 Senior Notes.

Senior Subordinated Notes

On March 4, 1999, we issued $200.0 million aggregate principal amount of 8 1/2% Senior Subordinated Notes due March 2009, which we refer to as the Senior Subordinated Notes. Interest on the Senior Subordinated Notes is payable semiannually on March 1 and September 1. The Senior Subordinated Notes are redeemable at our option, in whole or in part, at any time on or after March 1, 2004. The Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all of our senior indebtedness, which includes the senior credit facility. The Senior Subordinated Notes are guaranteed, on a senior subordinated basis, by certain of our significant operating subsidiaries.

On January 23, 2002, we issued $250.0 million aggregate principal amount of 8 1/8% Senior Subordinated Notes due January 2012, which we refer to as the January 2002 Senior Subordinated Notes. The net proceeds of the offering ($247.2 million) were used primarily to repay our $195.0 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due in December 2003. In connection with this repayment, we incurred an extraordinary loss of $2.6 million ($1.6 million, net of income taxes of $1.0 million) related to the write-off of the remaining deferred financing costs and unamortized discount. The remaining net proceeds of the offering were used to repay a portion of the outstanding indebtedness under our then existing senior credit facility. Interest on the January 2002 Senior Subordinated Notes is payable semiannually on January 15 and July 15. The January 2002 Senior Subordinated Notes are redeemable at our option, in whole or in part, at any time on or after January 15, 2007. We may also redeem up to 35% of the January 2002 Senior Subordinated Notes using the proceeds of certain equity offerings completed before January 15, 2005. The January 2002 Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all of our senior indebtedness, which includes the senior credit facility. The January 2002 Senior Subordinated Notes are guaranteed, on a senior subordinated basis, by certain of our significant operating subsidiaries.

Contractual Obligations and Commitments

The following table sets forth information about our long-term contractual obligations outstanding at February 28, 2003. It brings together data for easy reference from the consolidated balance sheet and from individual notes to the our consolidated financial statements.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands)
Contractual obligations
Notes payable to banks	$2,623	$2,623	$—	$—	$—
Long-term debt (excluding unamortized discount)	1,248,799	67,682	81,081	404,400	695,636
Capital lease obligations	14,590	3,582	5,870	3,465	1,673
Operating leases	192,898	24,612	39,992	28,229	100,065
Unconditional purchase obligations	605,748	176,412	242,104	119,827	67,405

Total contractual cash obligations	$2,064,658	$274,911	$369,047	$555,921	$864,779

The above table includes the payments due by period as of February 28, 2003, and includes the required payments under the then existing 2000 credit agreement. Subsequent to February 28, 2003, we drew down $8.0 million in revolving debt and $1,200.0 million in term loan debt under the 2003 credit agreement and $400.0 million under the bridge loan agreement. We used these proceeds to pay off our obligations under the 2000 credit agreement, to fund the cash required to pay the Hardy shareholders and to pay indebtedness outstanding under certain of Hardy’s credit facilities. Consequently, the following table gives the payments due by period taking into account these changes:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands)
Contractual obligations
Notes payable to banks	$8,623	$8,623	$—	$—	$—
Long-term debt (excluding unamortized discount)	2,303,436	50,600	677,800	879,400	695,636
Capital lease obligations	14,590	3,582	5,870	3,465	1,673
Operating leases	192,898	24,612	39,992	28,229	100,065
Unconditional purchase obligations	605,748	176,412	242,104	119,827	67,405

Total contractual cash obligations	$3,125,295	$263,829	$965,766	$1,030,921	$864,779

In addition, in connection with the formation of a joint venture, PWP, in July 2001, we transferred certain of our vineyard lease and vineyard management agreements to PWP. The agreements have terms that expire between 2012 and 2026. We guaranteed PWP’s payment and performance under these agreements. The estimated maximum amount of our exposure is $42.6 million in undiscounted future payments. At February 28, 2003, we had not recorded a liability for these guarantees and did not have any collateral from PWP. As a result of the Hardy acquisition, we acquired the remaining 50% ownership of PWP.

Equity Offerings

During March 2001, we completed a public offering of 8,740,000 shares of our Class A common stock, which was held as treasury stock. This resulted in net proceeds to us, after deducting underwriting discounts and expenses, of $139.4 million. The net proceeds were used to repay revolving loan borrowings under the senior credit facility of which a portion was incurred to partially finance the acquisition of the Turner Road Vintners Assets.

During October 2001, we sold 645,000 shares of our Class A common stock, which was held as treasury stock, in connection with a public offering of Class A common stock by certain of our stockholders. The net proceeds to us, after deducting underwriting discounts, of $12.1 million were used to repay borrowings under the senior credit facility.

Capital Expenditures

During Fiscal 2003, we spent $71.6 million for capital expenditures, including $7.0 million related to vineyards. We plan to spend approximately $120 million for capital expenditures, exclusive of vineyards, in Fiscal 2004. In addition, we continue to consider the purchase, lease and development of vineyards and may incur additional expenditures for vineyards if opportunities become available. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

Related Parties

Agustin Francisco Huneeus, the executive in charge of the Fiscal 2003 Fine Wine segment, along with other members of his immediate family, through various family owned entities engaged in certain transactions with the Fine Wine segment during each of the three years in the period ended February 28, 2003. The Huneeus interests engage the Fine Wine segment as the exclusive distributor of its Quintessa wines under a long-term contract; sell grapes to the Fine Wine segment pursuant to existing long-term contracts; lease a vineyard consisting of 67 acres to the Fine Wine segment pursuant to a 5-year lease contract; participate as partners with the Fine Wine segment in the ownership and operation of a winery and vineyards in Chile; and render brand management and other consulting and advisory services in the United States and internationally to the Fine Wine segment and us. Total amounts paid to the Huneeus interests pursuant to these transactions and arrangements totaled $6.5 million, $4.8 million, and $5.0 million for the years ended February 28, 2003, February 28, 2002, and February 28, 2001, respectively. In addition, the Fine Wine segment performs certain wine processing services for the Huneeus interests. Total fees earned from the Huneeus interests to the Fine Wine segment for these services totaled $0.2 million, $0.4 million, and $0.6 million for the years ended February 28, 2003, February 28, 2002, and February 28, 2001, respectively. As of February 28, 2003, and February 28, 2002, the net amounts due to/from the Huneeus interests under these agreements are insignificant.

Effects of Inflation and Changing Prices

Our results of operations and financial condition have not been significantly affected by inflation and changing prices. We have been able, subject to normal competitive conditions, to pass along rising costs through increased selling prices. There can be no assurances, however, that we will continue to be able to pass along rising costs through increased selling prices.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements located elsewhere in this prospectus supplement. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. On an ongoing basis, we review our estimates to ensure that they appropriately reflect changes in our business. Our critical accounting policies include:

•

Accounting for promotional activities.    Gross sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. Certain customer incentive programs require management to estimate the cost of those programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. If assumptions included in our estimates were to change or market conditions were to change, then material incremental reductions to revenue could be required, which would have a material adverse impact on our financial statements. Promotional costs were $231.6 million, $223.9 million and $178.5 million for Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively.

•	Inventory valuation. Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. We assess the valuation of our inventory and reduce the carrying value of those inventories that are obsolete or in excess of our forecasted usage to their estimated net realizable value. We estimate the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of goods sold. If the future demand for our products is less favorable than our forecasts, then the value of the inventories may be required to be reduced, which could result in material additional expense to us and have a material adverse impact on our financial statements.

•	Accounting for business combinations. The acquisition of businesses is an important element of our strategy. Under the purchase method, we are required to record the net assets acquired at the estimated fair value at the date of acquisition. The determination of the fair value of the assets acquired and liabilities assumed requires us to make estimates and assumptions that affect our financial statements. For example, our acquisitions typically result in goodwill and other intangible assets; the value and estimated life of those assets may affect the amount of future period amortization expense for intangible assets with finite lives as well as possible impairment charges that may be incurred.

•	Impairment of goodwill and intangible assets with indefinite lives. Intangible assets with indefinite lives consist primarily of trademarks as well as certain distributor and agency agreements. We are required to analyze our goodwill and other intangible assets with indefinite lives for impairment on an annual basis as well as when events and circumstances indicate that an impairment may have occurred. Certain factors that may occur and indicate that an impairment exists include, but are not limited to, operating results that are lower than expected and adverse industry or market economic trends. The impairment testing requires management to estimate the fair value of the assets or reporting unit and record an impairment loss for the excess of the carrying value over the fair value. The estimate of fair value of the assets is generally determined on the basis of discounted future cash flows. The estimate of fair value of the reporting unit is generally determined on the basis of discounted future cash flows supplemented by the market approach. In estimating the fair value, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If these estimates or their related assumptions change in the future, we may be required to record an impairment loss for these assets. The recording of any resulting impairment loss could have a material adverse impact on our financial statements.

Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. As required, we adopted SFAS No. 143 on March 1, 2003. The adoption of SFAS No. 143 did not have a material impact on our financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (“SFAS No. 145”), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds Statement of Financial Accounting Standards No. 4 (“SFAS No. 4”), “Reporting Gains and Losses from Extinguishment of Debt,” Statement of Financial Accounting Standards No. 44, “Accounting for Intangible Assets of Motor Carriers,” and Statement of Financial Accounting Standards No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” In addition, SFAS No. 145 amends Statement of Financial Accounting Standards No. 13, “Accounting for Leases,” to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We adopted the provisions related to the rescission of SFAS No. 4 for fiscal years beginning March 1, 2003. All other provisions of SFAS No. 145 were effective for fiscal years beginning March 1, 2002. The adoption of the applicable provisions of SFAS No. 145 did not have a material impact on our financial statements. The adoption of the provisions rescinding SFAS No. 4 has resulted in a reclassification of the extraordinary loss related to the extinguishment of debt recorded in the fourth quarter of Fiscal 2002 ($1.6 million, net of income taxes), by increasing selling, general and administrative expenses ($2.6 million) and decreasing the provision for income taxes ($1.0 million).

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF No. 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. We are required to adopt EITF No. 00-21 for all revenue arrangements entered into beginning August 1, 2003. We are currently assessing the financial impact of EITF No. 00-21 on our financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Lastly, SFAS No. 148 amends Accounting Principles Board Opinion No. 28 (“APB Opinion No. 28”), “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. We have adopted the disclosure provisions of SFAS No. 148 for the fiscal year ended February 28, 2003. We adopted the amendment to APB Opinion No. 28 for financial reports containing condensed financial statements for interim periods beginning March 1, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51.” FIN No. 46 requires all variable interest entities to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the variable interest entity. In addition, the interpretation expands disclosure requirements for both variable interest entities that are consolidated as well as variable interest entities from which the entity is the holder of a significant amount of the beneficial interests, but not the majority. We are required to adopt FIN No. 46 in its entirety beginning September 1, 2003. We are currently assessing the financial impact of FIN No. 46 on our financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (“SFAS No. 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003, except for those provisions of SFAS No. 149 which relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. For these issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS No. 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. We are currently assessing the financial impact of SFAS No. 149 on our financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for us beginning September 1, 2003. We are currently assessing the financial impact of SFAS No. 150 on our financial statements.

INDUSTRY OVERVIEW

United States

The beverage alcohol industry in the United States consists of three major product categories: wine, beer and distilled spirits. Products are produced, marketed and distributed through a legally separated three-tier system comprised of suppliers, wholesalers and retailers. Over the past decade, there has been increasing consolidation at the supplier, wholesaler and, in certain markets, retailer tiers of the beverage alcohol industry. As a result, it has become advantageous for certain suppliers to expand their portfolio of brands through acquisitions and internal development to take advantage of economies of scale and to increase their importance to a more limited number of wholesalers and, in certain markets, retailers.

The beverage alcohol industry has continued on its growth path over the last five years. Volume entering distribution channels was 7.3 billion gallons in 2002, its highest level ever. Beverage alcohol consumption is expected to increase steadily throughout the next several years as members of the “baby boomlet” generation—the offspring of baby boomers—continue to reach legal drinking age. Last year, more than 4 million new adults were added to the population, a figure that is expected to creep up annually and approach 5 million by 2010.

We believe the following key trends will likely impact industry performance:

•	growth in imports, particularly beer;

•	increasing demand for flavored beverage alcohol products;

•	stepped-up advertising spending industry-wide;

•	a growing young adult population;

•	levels of disposable income;

•	consolidation within each of the industry’s three distribution tiers; and

•	recognition of potential health benefits associated with moderate alcohol consumption.

The following table sets forth the industry unit volume for consumption of wine, imported beer, domestic beer and distilled spirits in the United States. Data shown are for the six years ended December 31, 2002:

Industry	1997	1998	1999	2000	2001	2002
Domestic Wine(a)(b)	168.0	169.7	179.0	180.6	179.6	182.7
Imported Wine(a)(b)	40.2	42.2	45.2	47.7	51.5	56.4
Domestic Beer(c)(d)	2,453.6	2,453.0	2,473.1	2,483.5	2,489.3	2,521.7
Imported Beer(c)	190.1	219.1	248.0	272.8	296.2	314.6
Distilled Spirits(b)	137.3	138.9	142.1	145.3	146.8	149.7

(a)	Includes table, sparkling, specialty and dessert wine and vermouth.
(b)	Units are in millions of 9-liter case equivalents (2.378 gallons per case).
(c)	Units are in millions of 2.25 gallon cases.
(d)	Includes low alcohol refreshers (Flavored Alcohol Beverages).

Wine

Shipments of wine in the United States increased at a compound annual growth rate of 2.8% from 1997 to 2002. In 2002, wine shipments increased by 3.4% when compared to 2001. United States wine market growth has largely been driven by an increase in demand for table wines, particularly varietal table wines. Table wine accounted for 90% of the total United States wine market in 2002. We believe the increase in table wine consumption may be due in part to positive demographic trends and to published reports over recent years from a number of sources, citing the potential health benefits of moderate wine consumption. As wine appeal has expanded to a broader population base, distribution shifts have followed, with supermarkets, chain stores and retail supercenters taking share away from traditional wine and liquor stores.

Imported wine has led the growth of the United States wine market. Shipments of imported wine increased at a compound annual growth rate of 7.0% from 1997 to 2002. Australian wine has exhibited the strongest growth among imports, with shipments increasing at a compound annual growth rate of 35.7% from 1997 to 2002, and 34.9% in 2002 when compared to 2001.

United States Imported Wine

(in millions of 9-liter case equivalents)

Country	1997	1998	1999	2000	2001	2002
Italy	13.2	14.8	16.8	17.6	19.0	21.2
Australia	2.5	3.0	5.0	6.3	8.5	11.5
France	12.8	11.9	11.1	11.0	10.8	11.2
Chile	6.3	6.5	5.9	6.2	6.3	6.5

Wines containing 14% or less alcohol by volume are generally referred to as table wines. Within this category, table wines are further characterized as either “generic” or “varietal.” Generic wines include wines named after the European regions where similar types of wines were originally produced (e.g., burgundy), niche products and proprietary brands. Varietal wines are those named for the grape that comprises the principal component of the wine. Varietal table wines, which now account for approximately 71% of the domestic market for California table wines table wine market, have grown steadily since 1990, while generic wines have experienced a slight decline over the same time period.

Favorable demographic trends, coupled with newly introduced research on the potential health benefits of moderate wine consumption have helped lead to favorable growth trends in wine consumption of the United States consumer. In addition, increasing disposable income has driven the strong growth of the super-premium and ultra-premium market in the last decade. The total U.S. super-premium and ultra-premium wine market grew 12.6% in 2002 when compared to 2001. Much of this growth can be attributed to the shifts in preference of aging baby boomers. Currently the largest and wealthiest age segment of the population, the baby boomers have helped support the growth in the premium and super-premium wine markets, because as their interest in wine drinking has increased, their tastes have also matured to the extent that they choose premium wines over the generic wines that had been popular in the 1970s and 1980s. These attractive industry trends are expected to continue into the foreseeable future.

Imported Beer

Shipments of imported beer in the United States increased at a compound annual growth rate of 10.6% from 1997 to 2002, led by Mexican imports. Mexican beers are the best selling imported beers in the United States and now account for 41.5% of the total imported beer market compared to 29.8% in 1997. Shipments of Mexican beer in 2002 increased 8.0% over 2001 as compared to an increase of 6.2% for the entire imported beer category. Shipments of imported beer as a percentage of the United States beer market increased to 11.1% in 2002 from 7.2% in 1997. Imported beer, along with microbrews and super-premium priced domestic beer, is generally priced above the leading domestic premium brands.

United States Imported Beers

(in millions of 2.25 gallon cases)

	1997	1998	1999	2000	2001	2002
Mexico	56.7	75.9	90.9	105.0	120.8	130.4
Netherlands	46.0	51.1	55.9	63.8	68.7	74.2
Canada	43.2	44.3	45.6	46.4	48.3	44.8
Germany	14.3	15.7	16.8	16.6	17.3	17.0
United Kingdom	9.2	10.6	11.6	12.4	13.1	14.0

Distilled Spirits

United States spirits consumption grew modestly for the seventh consecutive year led primarily by gains in rum, vodka, tequila, and brandy. Shipments of distilled spirits in the United States increased at a compound annual growth rate of 1.7% from 1997 to 2002. Vodka accounts for approximately 27% of total United States spirits consumption, twice the consumption of the second largest category, American whiskey.

Despite consolidation and in part due to diverse regional brand preferences, the United States spirits industry remains highly fragmented. As a result, today, seven major and 15 regional spirits producers continue to market hundreds of products.

United States Distilled Spirits

(in millions of 9-liter case equivalents)

	1997	1998	1999	2000	2001	2002
Vodka	34.7	35.3	36.1	37.2	38.9	40.6
Liqueurs	16.9	17.3	17.7	18.5	18.7	19.1
American Whiskey	19.3	19.1	19.0	18.8	18.6	18.5
Rum	12.2	13.0	13.8	14.7	15.6	16.2
Canadian Whisky	15.6	15.1	15.1	15.0	14.8	14.9
Gin	11.0	10.7	10.7	10.7	10.5	10.5
Brandy & Cognac	8.6	8.8	9.3	9.7	10.0	10.4
Scotch Whisky	8.8	8.6	8.3	8.3	8.0	8.0
Tequila	6.1	6.5	7.2	7.3	6.7	7.3
Prepared Cocktails	3.9	4.1	4.5	4.7	4.7	4.2

United Kingdom

The beverage alcohol industry in the United Kingdom consists of three major product categories: long drinks, wine and distilled spirits. Long drinks consist primarily of beer, cider and flavored alcoholic beverages, or FABs. Total consumption of beverage alcohol has increased 2.7% from 1997 through 2002. Slight declines in consumption of beer, which accounted for 71% of the total beverage alcohol market in 2002, were more than offset by increases in consumption of wine and FABs. The following table sets forth the industry unit volume (in millions of hectoliters) for wine, beer, cider, FABs and distilled spirits for the six years ended December 31, 2002.

	1997	1998	1999	2000	2001	2002
Wine	8.85	9.12	9.70	10.12	10.70	11.31
Beer	61.11	58.84	58.92	57.02	58.23	57.41
Cider	4.83	4.74	5.04	4.95	5.01	5.00
FABs	1.15	1.24	1.85	2.85	3.71	3.99
Distilled Spirits	2.11	1.98	2.30	2.32	2.42	2.48

The United Kingdom beverage alcohol market can also be separated into two distribution channels: on-premise and off-premise. On-premise distribution channels include hotels, restaurants, pubs, wine bars and clubs. Off-premise distribution channels include multiple grocers, convenience retail, cash & carry and wholesalers. In 2002, the total beverage alcohol retail sales in the United Kingdom were approximately £28.0 billion, with the on-premise market accounting for 69% of those sales.

Wine

From 1997 to 2002, wine experienced a compound annual growth rate of 5.0%. Light wines, often referred to as table wines in the United States, are wines containing 15% or less alcohol by volume. Light wines account for approximately 90% of all wine sold in the United Kingdom and are one of the fastest growing segments of the wine industry with a compound annual growth rate of 7.7% from 1997 to 2002. The United Kingdom is a sophisticated wine market and consumers are open to experimentation of wines around the world as the United Kingdom has little domestic wine production. In 2002, wine comprised 22% of the total United Kingdom beverage alcohol market by value.

Beer

The United Kingdom beer industry continues to face consolidation pressure due to lower consumer demand and excess capacity. From 1997 to 2002, the compound annual growth rate for beer was negative 1.2%. In 2002, beer comprised 51% of the total United Kingdom beverage alcohol market by value.

Cider

Cider grew at a compound annual growth rate of 0.7% from 1997 to 2002. The cider market is segmented into two categories: packaged cider and draft cider. Packaged cider, which is sold primarily off-premise, accounted for 69% of all cider sales by volume in 2002. Draft cider is sold exclusively on-premise and accounted for the remaining 31% of sales in 2002.

Flavored Alcohol Beverages (FABs)

FABs are packaged drinks with between 1.2% and 5.5% alcohol by volume and include spirit based drinks. FABs have been the fastest growing alcohol segment in the United Kingdom, with a compound annual growth rate of 28.3% from 1997 to 2002. While this growth was from a small base, FABs now account for almost 5% of all beverage alcohol consumed in the United Kingdom.

Distilled Spirits

The United Kingdom distilled spirits industry also continues to face increasing consolidation. From 1997 to 2002, the compound annual growth rate for distilled spirits was 3.3%. In 2002, distilled spirits comprised 19% of the total United Kingdom beverage alcohol market by value.

Wholesale

The overall beverage alcohol wholesale market in the United Kingdom is comprised of more than 133,000 on-premise outlets located throughout the region. Brewers and wholesalers provide a variety of beer, wine, cider, distilled spirits and other beverages where purchasing decisions are driven by price, quality and customer service. Brewers continue to dominate the supply of beer to the on-premise trade, as they are able to offer lower prices and larger volume distributions. Independent wholesalers differentiate themselves from the major brewers by offering a complete composite of drinks to the trade and providing value-added services.

Australia

Wine

The Australian wine industry has experienced a decade of strong growth. Wine production has increased at a compound annual growth rate of 11.3% from 1997 to 2002. Driving this growth has been a surge in exports, supported by stable, moderate domestic growth.

Domestic

The domestic market is a source of stable, modest growth for Australian wine producers. Domestic shipments of Australian wine grew for a fourth consecutive year. Sales of domestic wine increased at a compound annual growth rate of 3.4% from 1997 and 2002. Cask wine (wine in a box) accounts for nearly 50% of total domestic sales, however, bottled (glass) wine is the fastest growing segment in Australia.

Australian Domestic Wine

(in thousands of 9-liter case equivalents)

	1997	1998	1999	2000	2001	2002
Cask Wine	18,643	18,331	19,561	19,884	20,494	21,125
Bottled Wine	18,708	18,319	21,553	21,455	21,842	23,117

Total Domestic Sales	37,351	36,650	41,114	41,339	42,336	44,242

Exports

Strong demand in overseas markets has fueled the growth of Australian wine. Exports have increased dramatically in recent years, growing at a compound annual growth rate of 22.3% from 1997 to 2002. In 2002, exports accounted for 54.2% of total Australian wine sales, up from 33.8% in 1997.

The United Kingdom is the largest export market for Australian wine. Shipments of Australian wine to the United Kingdom have grown at a compound annual growth rate of 22.5% from 1997 to 2002, and increased 17.6% in 2002 when compared with 2001. The United States represents Australia’s second largest and fastest growing export market. Sales of Australian wine in the United States have increased at a compound annual growth rate of 35.0% from 1997 to 2002, and increased 53.4% in 2002 when compared to 2001. The United Kingdom and the United States together accounted for 71.2% of Australia’s total wine exports in 2002. The results in each of these markets are due largely to the success of Australian wine in the lucrative $7—$10 price range.

Australian Exports by Country

(in thousands of 9-liter case equivalents)

	1997	1998	1999	2000	2001	2002
United Kingdom	8,673	10,354	14,276	16,820	20,358	23,952
United States	2,979	3,748	4,734	6,673	8,697	13,342
New Zealand	2,191	2,277	2,498	2,308	2,581	2,963
Canada	797	893	1,115	1,666	1,858	2,444
Germany	399	563	754	1,093	1,419	1,721
Other	4,038	4,273	5,481	6,242	6,758	7,879

Total	19,077	22,107	28,857	34,803	41,670	52,300

BUSINESS

Introduction

We are a leading international producer and marketer of beverage alcohol in North America, Europe and Australia with a broad portfolio of brands across the wine, imported beer and distilled spirits categories. We have the largest wine business in the world and we are the largest multi-category supplier of beverage alcohol brands in the United States. In the United Kingdom, we are the largest marketer of wine and a leading independent drinks wholesaler. We are the leading producer and marketer of wine in Australia. Our strong market positions increase our purchasing power and make us a supplier of choice to our customers.

With our broad product portfolio, we believe we are distinctly positioned to satisfy an array of consumer preferences across all beverage alcohol categories and price points. Many of our products are recognized leaders in their respective categories. Leading brands in our portfolio include Corona Extra, Modelo Especial, Pacifico, St. Pauli Girl, Franciscan Oakville Estate, Simi, Estancia, Ravenswood, Blackstone, Banrock Station, Hardys, Nobilo, Houghton, Leasingham, Almaden, Inglenook, Arbor Mist, Vendange, Alice White, Stowells, Black Velvet, Fleischmann’s, Schenley, Ten High and Blackthorn.

Since our founding in 1945 as a producer and marketer of wine products, we have grown through a combination of internal growth and acquisitions. Our internal growth has been driven by leveraging our existing portfolio of leading brands, developing new products, new packaging and line extensions, and focusing on the faster growing sectors of the beverage alcohol industry.

Since 1991, we have successfully integrated a number of major acquisitions that have broadened our portfolio and increased our market share, net sales, operating income and cash flow. Through these acquisitions, we have become more competitive by: diversifying our portfolio; developing strong market positions in the growing beverage alcohol product categories of varietal table wine and imported beer; strengthening our relationships with wholesalers; expanding our distribution and enhancing our production capabilities; and acquiring additional management, operational, marketing, and research and development expertise.

In April 2003, we completed the acquisition of BRL Hardy Limited, now known as Hardy Wine Company Limited or Hardy, Australia’s largest producer of wine, which enhanced our overall growth prospects and gave us an immediate presence in the Australian domestic and export markets. Well known brands in Hardy’s portfolio include Banrock Station, Hardys Nottage Hill, Hardys Stamp, VR, Eileen Hardy, Sir James, Omni, Leasingham and Houghton. Other recent acquisitions include: the acquisition in July 2001 of the Ravenswood brand, a leading premium wine from Sonoma, California; the acquisition in March 2001 of the Covey Run, Columbia, Ste. Chapelle, Alice White and other premium wine brands; the acquisition in March 2001 of the Vendange, Nathanson Creek, Heritage, Talus and other premium wine brands; and the formation in July 2001 of PWP, a joint venture owned equally by us and Hardy that produces, markets and sells a global portfolio of premium wine in the United States, including a range of Australian imports. As a result of the Hardy acquisition, we acquired the remaining 50% ownership of PWP. For more information about these acquisitions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Business Segments

As a result of the Hardy acquisition, we have changed the structure of our internal organization to consist of two business divisions, Constellation Wines and Constellation Beers and Spirits. Separate division chief executives report directly to our chief operating officer. As a result of such changes, beginning with the first quarter of Fiscal 2004, we report our operating results in three segments: Constellation Wines (branded wine, and U.K. wholesale and other), Constellation Beers and Spirits (imported beer and distilled spirits) and Corporate Operations and Other. The new business segments, described more fully below, reflect how our operations are now being managed, how our operating performance is now being evaluated by senior management and the availability and structure of internal financial reporting.

Pre-Fiscal 2004 Business Segments

For Fiscal 2003, Fiscal 2002 and Fiscal 2001, we reported our operating results in the five segments described below:

The Popular and Premium Wine segment included the production, bottling, importing and marketing of wine and brandy in the United States and exporting of its wine to other major wine consuming markets. Most of this prior segment’s wine is marketed in the under $10.00 per 750 ml bottle price range. This segment also included the production and sale of bulk wine, grape juice concentrate and other related products and services.

The Imported Beer and Spirits segment included importing and marketing of a diversified line of imported beer, producing, bottling, importing and marketing of a diversified line of distilled spirits and selling bulk distilled spirits and other related products and services.

The U.K. Brands and Wholesale segment included the production and marketing of wine, cider and bottled water and a business that is the leading independent on-premise drinks wholesaler in the United Kingdom. This segment also included exporting branded products from the United Kingdom.

The Fine Wine segment included participation in the super-premium and ultra-premium wine market in the United States and exporting its products to other major wine consuming markets.

The Corporate Operations and Other segment included traditional corporate-related items.

Results of operations of our previous business segments for Fiscal 2003, Fiscal 2002 and Fiscal 2001 is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Post-Fiscal 2003 Business Segments

Constellation Wines

Constellation Wines is the leading producer and marketer of wine in the world. It sells a large number of wine brands across all categories—table wine, dessert wine and sparkling wine—and across all price points—popular, premium, super-premium and ultra-premium. Constellation Wines’ portfolio of super-premium and ultra-premium wines is supported by our vineyard holdings in California, Australia, New Zealand and Chile. As the largest producer and marketer of wine in the world, Constellation Wines has leading market positions in several countries. It is the second largest producer and marketer of wine in the United States and the largest producer and marketer of wine in Australia and the largest marketer of wine in the United Kingdom. In addition, Constellation Wines exports its wine products to the major wine consuming markets of the world.

In the United States, Constellation Wines sells 22 of the top 100 wine brands and has one of the largest fine wine portfolios. In the United Kingdom, it has seven of the top 20 selling table wine brands to the off-premise market, three of the top 10 table wine brands in the on-premise market and the best selling brand of fortified British wine. In Australia, it has wine brands across all price points and varieties, including the most comprehensive range of premium wine brands, and is the largest producer of cask wines.

Constellation Wines’ leading wine brands include Franciscan, Oakville Estate, Simi, Estancia, Ravenswood, Blackstone, Banrock Station, Hardys, Nobilo, Houghton, Leasingham, Almaden, Inglenook, Arbor Mist, Vendange, Alice White and Stowells.

Constellation Wines is also the leading independent beverage wholesaler to the on-premise trade in the United Kingdom and has more than 16,000 on-premise accounts. The wholesaling business is wine led, but also involves the distribution of branded distilled spirits, cider, beer, RTDs and soft drinks. While these products are primarily produced by other major drinks companies, they also include Constellation Wines’ branded wine, cider and water products.

Constellation Wines is also the second largest producer and marketer of cider in the United Kingdom, with leading cider brands Blackthorn and Gaymer’s Olde English, and produces and markets Strathmore, the leading bottled water brand in the United Kingdom on-premise market.

In conjunction with its wine production, Constellation Wines produces and sells bulk wine and other related products and services.

Constellation Beers and Spirits

Constellation Beers and Spirits imports and markets a diversified line of beer and produces, bottles, imports and markets a diversified line of distilled spirits. It is the largest marketer of imported beer in 25 primarily western U.S. states, where it has exclusive rights to distribute the Mexican brands in its portfolio. Constellation Beers and Spirits has exclusive rights to the entire United States for its non-Mexican brands. It distributes six of the top 25 imported beer brands in the United States: Corona Extra, Modelo Especial, Corona Light, Pacifico, St. Pauli Girl, and Negra Modelo. Corona Extra is the best selling imported beer in the United States and the seventh best selling beer overall in the United States. Its other imported beer brands include Tsingtao from China and Double Diamond and Tetley’s English Ale from the United Kingdom.

Constellation Beers and Spirits is the third largest producer and marketer of distilled spirits in United States and exports its distilled spirits to other major distilled spirits consuming markets. Its principal distilled spirits brands include Black Velvet, Sköl, Fleischmann’s, Mr. Boston, Canadian LTD, Chi-Chi’s prepared cocktails, Ten High, Montezuma, Barton, Monte Alban and Inver House. Substantially all of this segment’s distilled spirits unit volume consists of products marketed in the value and mid-premium priced category. Constellation Beers and Spirits also sells bulk distilled spirits and other related products and services.

Corporate Operations and Other

The Corporate Operations and Other segment includes traditional corporate-related items.

Marketing and Distribution

We employ full-time, in-house marketing, sales and customer service organizations within our segments to maintain a high degree of focus on each of our product categories. The organizations use a range of marketing strategies and tactics to build brand equity and increase sales, including market research, consumer and trade advertising, price promotions, point-of-sale materials, event sponsorship and public relations. Where opportunities exist, particularly with national accounts, we leverage our sales and marketing skills across the organization.

In North America, our products are primarily distributed by more than 1,000 wholesale distributors as well as state and provincial alcoholic beverage control agencies. In our other markets, products are primarily distributed either directly to retailers or through wholesalers and importers. In Australia, distribution is dominated by a small number of industry leaders. Our U.K. wholesaling business sells and distributes our branded products and those of other major drinks companies through a network of depots located throughout the United Kingdom.

Trademarks and Distribution Agreements

Trademarks are an important aspect of our business. We sell our products under a number of trademarks, most of which we own or have the right to use. Throughout our segments, we also have various licenses and distribution agreements, for the sale or the production and sale of our products, as well as for the sale of products of third parties. These licenses and distribution agreements have varying terms and durations. Agreements include, among others, a long-term license agreement with Hiram Walker & Sons, Inc., which expires in 2116, for the Ten High, Crystal Palace, Northern Light, Lauder’s and Imperial Spirits brands.

All of our imported beer products are marketed and sold pursuant to exclusive distribution agreements with the suppliers of these products. These agreements have terms that vary and prohibit us from importing other beer from other producers from the same country. Our agreement to distribute Corona Extra and other Mexican beer brands exclusively throughout 25 primarily western U.S. states expires in December 2006 and, subject to compliance with certain performance criteria, continued retention of certain of our personnel and other terms under the agreement, will be automatically renewed for additional terms of five years. A change in control of us or of our subsidiaries involved in importing the Mexican beer brands, changes in the position of the Chief Executive Officer of Barton Beers, Ltd., including by death or disability, or the termination of the President of Barton Incorporated, may be a basis for the supplier, unless it consents to such changes, to terminate the agreement. The supplier’s consent to such changes may not be unreasonably withheld. Prior to their expiration, all of our imported beer distribution agreements may be terminated if we fail to meet certain performance criteria. We believe we are currently in compliance with our material imported beer distribution agreements. From time to time, we have failed, and may in the future fail, to satisfy certain performance criteria in our distribution agreements. Although there can be no assurance that our material beer distribution agreements will be renewed, given our long-term relationships with our suppliers, we expect that such agreements will be renewed prior to their expiration and we do not believe that these agreements will be terminated.

Competition

The beverage alcohol industry is highly competitive. We compete on the basis of quality, price, brand recognition and distribution strength. Our beverage alcohol products compete with other alcoholic and nonalcoholic beverages for consumer purchases, as well as shelf space in retail stores, restaurant presence and wholesaler attention. We compete with numerous multinational producers and distributors of beverage alcohol products, some of which may have greater resources than us.

Constellation Wines’ principal wine competitors include: E & J Gallo Winery, The Wine Group, Beringer Blass, The Robert Mondavi Corporation and Kendall-Jackson in the United States; Southcorp Wines, Orlando Wyndham and Beringer Blass in Australia; and E & J Gallo Winery, Southcorp Wines, Western Wines, Halewood Vintners and Pernod-Ricard in the United Kingdom. Its wholesale business competes with major brewers who also have wholesale operations, in particular, Scottish Courage, Coors, Interbrew and Carlsberg Tetley, and other independent national and regional wholesalers. Constellation Wines’ principal cider competitor is H.P. Bulmer.

Constellation Beers and Spirits’ principal competitors include: Heineken USA, Molson, Labatt USA and Guinness Import Company in the imported beer category, as well as domestic producers such as Anheuser Busch, Coors and SAB-Miller; and Diageo, Brown-Forman Beverages, Jim Beam Brands and Heaven Hill Distilleries in the distilled spirits category.

Production

In the United States, we operate 20 wineries where wine is produced from many varieties of grapes grown principally in the Napa, Sonoma, Monterey and San Joaquin regions of California. In Australia, we operate 10 wineries where wine is produced from many varieties of grapes grown in most of the major viticultural regions of Australia. Grapes are crushed at our wineries and stored as wine until packaged for sale under our brand names or sold in bulk. Most of our wine is bottled and sold within 18 months after the grape crush. In the United States, our inventories of wine are usually at their highest levels in November and December immediately after the crush of each year’s grape harvest, and are substantially reduced prior to the subsequent year’s crush. Similarly, in Australia, our inventories of wine are usually at their highest levels in April and May immediately after the crush of each year’s grape harvest, and are substantially reduced prior to the subsequent year’s crush. We also operate one winery in Chile, two wineries in New Zealand and one winery in France.

The bourbon whiskeys, domestic blended whiskeys and light whiskeys that we market are primarily produced and aged by us at our distillery in Bardstown, Kentucky. Our primary distilled spirits bottling facility in the United States is in Owensboro, Kentucky. The majority of our Canadian whisky requirements are produced and aged at our Canadian distilleries in Lethbridge, Alberta, and Valleyfield, Quebec. Our requirements of Scotch whisky, tequila, mezcal and the neutral grain spirits we use in the production of gin, vodka and other spirits products, are primarily purchased from various suppliers.

We operate three facilities in the United Kingdom that produce, bottle and package cider, wine and water. To produce Stowells, wine is imported in bulk from various countries and packaged at our facility at Bristol. The Bristol facility also produces fortified British wine and wine style drinks. All cider production takes place at our facility at Shepton Mallet. The Strathmore brand of bottled water is sourced and bottled in Forfar, Scotland.

Sources and Availability of Production Materials

The principal components in the production of our branded beverage alcohol products are agricultural products, such as grapes and grain, and packaging materials, primarily glass.

Most of our annual grape requirements are satisfied by purchases from each year’s harvest which normally begins in August and runs through October in the United States and begins in February and runs through May in Australia. We believe that we have adequate sources of grape supplies to meet our sales expectations. However, in the event demand for certain wine products exceeds expectations, we could experience shortages.

We purchase grapes from approximately 800 independent growers in the United States and 1,450 growers in Australia. We enter into written purchase agreements with a majority of these growers and pricing generally varies year-to-year based on current market prices. In Australia, approximately 800 of the 1,450 growers belong to a grape growers cooperative. We purchase the majority of our Australian grape requirements from this cooperative under a long-term arrangement. In the United Kingdom, we produce wine from materials purchased either on a contract basis or on the open market.

We currently own or lease approximately 16,080 acres of land and vineyards, either fully bearing or under development, in California (United States), New York (United States), Australia, Chile and New Zealand. This acreage supplies only a small percentage of our overall total wine needs. However, most of this acreage is used to supply a large portion of the grapes used for the production of our super-premium and ultra-premium wines. We continue to consider the purchase or lease of additional vineyards, and additional land for vineyard plantings, to supplement our grape supply.

The distilled spirits manufactured by us require various agricultural products, neutral grain spirits and bulk spirits. We fulfill our requirements through purchases from various sources by contractual arrangement and through purchases on the open market. We believe that adequate supplies of the aforementioned products are available at the present time.

In the United Kingdom, we source apples for cider production primarily through long-term supply arrangements with owners of apple orchards. There are adequate supplies of apples at this particular time.

We utilize glass and polyethylene terephthalate, or PET, bottles and other materials such as caps, corks, capsules, labels and cardboard cartons in the bottling and packaging of our products. Glass bottle costs are one of the largest components of our cost of product sold. In the United States and Australia, the glass bottle industry is highly concentrated with only a small number of producers. We have traditionally obtained, and continue to obtain, our glass requirements from a limited number of producers. Currently, substantially all of our glass container requirements for our United States operations are supplied by one producer and substantially all of our glass container requirements for our Australian operations are supplied by another producer. We have not experienced difficulty in satisfying our requirements with respect to any of the foregoing and consider our sources of supply to be adequate. However, the inability of any of our glass bottle suppliers to satisfy our requirements could adversely affect our operations.

Government Regulation

We are subject to a range of regulations in the countries in which we operate. Where we produce products, we are subject to environmental laws and regulations and may be required to obtain permits and licenses to operate our facilities. Where we market and sell products, we may be subject to laws and regulations on trademark and brand registration, packaging and labeling, distribution methods and relationships, pricing and price changes, sales promotions, advertising and public relations. We are also subject to rules and regulations relating to changes in officers or directors, ownership or control.

We believe we are in compliance in all material respects with all applicable governmental laws and regulations in the countries in which we operate. We also believe that the cost of administration and compliance with, and liability under, such laws and regulations do not have, and are not expected to have, a material adverse impact on our financial condition, results of operations or cash flows.

Seasonality

The beverage alcohol industry is subject to seasonality in each major category. As a result, in response to wholesaler and retailer demand which precedes consumer purchases, our wine and spirits sales are typically highest during the third quarter of our fiscal year, primarily due to seasonal holiday buying, and our imported beer sales are typically highest during the first and second quarters of our fiscal year, which correspond to the spring and summer periods in the United States.

Employees

As of the end of March 2003, including the impact of the Hardy acquisition, we had approximately 7,680 full-time employees throughout the world. Approximately 3,030 full-time employees were in the United States and approximately 4,650 full-time employees were outside of the United States, in countries including Australia, the United Kingdom, Canada, New Zealand and France. Additional workers may be employed by us during the peak and grape crushing seasons. We consider our employee relations generally to be good.

Properties

During Fiscal 2003, we had five business segments. As a result of the Hardy acquisition, we modified our business segmentation and now report our operating results in three segments: Constellation Wines, Constellation Beers and Spirits and Corporate Operations and Other. Set forth below under the title “Hardy Acquisition” is a general description of the production properties acquired by virtue of the Hardy acquisition. Through our business segments, we operate wineries, distilling plants, bottling plants, and cider and water producing facilities, most of which include warehousing and distribution facilities on the premises. We also operate separate distribution centers in our U.K. wholesaling business.

We believe that our facilities, taken as a whole, are in good condition and working order and have adequate capacity to meet our needs for the foreseeable future.

The following discussion details the properties associated with the five business segments as reported in Fiscal 2003.

Popular and Premium Wine

The Popular and Premium Wine segment maintained its headquarters in owned and leased offices in Canandaigua, New York. It operated three wineries in New York, located in Canandaigua, Naples and Batavia; seven wineries in California, located in Escalon, Fresno, Ukiah, two in Lodi and two in Madera; two wineries in

Washington, located in Woodinville and Sunnyside; and one winery in Caldwell, Idaho. All of these wineries are owned, except for the wineries in Batavia (New York), Caldwell (Idaho) and Woodinville (Washington), which are leased. This segment considered its principal wineries to be the Mission Bell winery in Madera (California) and the Canandaigua winery in Canandaigua (New York). The Mission Bell winery crushes grapes, produces, bottles and distributes wine and produces grape juice concentrate. The Canandaigua winery crushes grapes and produces, bottles and distributes wine. This segment plans to close its wineries located in Batavia (New York) and Fresno (California) and has sold its winery located in Escalon (California) in Fiscal 2004.

This segment owned or leased approximately 2,800 acres of vineyards, either fully bearing or under development, in California and New York.

Imported Beer and Spirits

The Imported Beer and Spirits segment maintained its headquarters in leased offices in Chicago, Illinois. It owned and operated four distilling plants, two in the United States and two in Canada. The two distilling plants in the United States are located in Bardstown, Kentucky and Albany, Georgia. The two distilling plants in Canada are located in Valleyfield, Quebec and Lethbridge, Alberta. This segment considered its principal distilling plants to be the facilities located in Bardstown (Kentucky), Valleyfield (Quebec) and Lethbridge (Alberta). The Bardstown facility distills, bottles and warehouses distilled spirits products for us and, on a contractual basis, for other industry members. The two Canadian facilities distill, bottle and store Canadian whisky for the segment, and distill and/or bottle and store Canadian whisky, vodka, rum, gin and liqueurs for third parties.

In the United States, the Imported Beer and Spirits segment also operated three bottling plants, located in Georgia, Kentucky and California. The facilities located in Atlanta, Georgia and Owensboro, Kentucky are owned, while the facility in Carson, California is operated and leased through an arrangement involving an ongoing management contract. This segment considered the bottling plant located in Owensboro (Kentucky) to be one of its principal facilities. The Owensboro facility bottles and warehouses distilled spirits products for the segment and is also utilized for contract bottling.

U.K. Brands and Wholesale

The U.K. Brands and Wholesale segment maintained its headquarters in owned offices in Bristol, England. It owned and operated two facilities in England, located in Bristol and Shepton Mallet and one facility in Scotland, located in Forfar. This segment considered all three facilities to be its principal facilities. The Bristol facility produces, bottles and packages wine; the Shepton Mallet facility produces, bottles and packages cider; and the Forfar facility produces, bottles and packages water products. The U.K. Brands and Wholesale segment also owns another facility in Taunton, England, which it plans to sell since the operations have been consolidated into the Shepton Mallet facility.

The U.K. Brands and Wholesale segment operated a National Distribution Centre, located at a leased facility in Severnside, England to distribute its products that are produced at the Bristol and Shepton Mallet facilities as well as products imported from other wine suppliers. To support its wholesaling business, this segment operated 11 distribution centers located throughout the United Kingdom, 10 of which are leased. These 11 distribution centers are used to distribute products produced by third parties, as well as by us. This segment has been and will continue consolidating the operations of its wholesaling distribution centers.

Fine Wine

The Fine Wine segment maintained its headquarters in offices owned in Rutherford, California. Through this segment, we owned and operated five wineries in the United States, one of which is on land that is leased, and, through a majority owned subsidiary, operated one winery in Chile. All five wineries in the United States are located in the state of California, in Rutherford, Healdsburg, Monterey County and two in Sonoma County.

The winery in Chile is located in the Casablanca Valley. This segment considered its principal wineries to be one of its wineries in Sonoma County (California) and its wineries located in Rutherford (California), Healdsburg (California), Monterey County (California), and the Casablanca Valley (Chile). The winery in Monterey County crushes, vinifies and cellars wine. The other principal wineries crush grapes, vinify, cellar and bottle wine.

This segment also owned and leased approximately 2,700 plantable acres of vineyards in California and approximately 1,000 plantable acres of vineyards in Chile.

Corporate Operations and Other

Our corporate headquarters are located in offices leased in Fairport, New York.

Hardy Acquisition

During the first quarter of Fiscal 2004, we acquired Hardy, an Australian company based in Reynella, South Australia. Hardy owns ten Australian wineries, five in South Australia, two in Western Australia and the other three in New South Wales, Australian Capital Territory and Tasmania. Hardy also owns two wineries in New Zealand and one winery in France. All of these wineries crush, vinify and cellar wine. In addition, four of these wineries include bottling and/or packaging operations. Hardy also owns a bottling facility in Reynella, South Australia which bottles a significant portion of the wine produced by Hardy. We consider Hardy’s principal facilities to be the Berri Estates and the Renmano wineries located in South Australia, the Stanley winery located in New South Wales, the Houghton winery located in Western Australia, the Nobilo winery located in New Zealand, and the bottling facility located in Reynella.

Hardy owns or has interests in approximately 6,200 plantable acres of vineyards in South Australia, the Australian Capital Territory, Western Australia, Victoria, and Tasmania, approximately 1,900 plantable acres of vineyards in New Zealand and approximately 80 plantable acres of vineyards in France.

As a result of the Hardy acquisition, we acquired the remaining 50% ownership of PWP. PWP owns and operates two wineries in California, one located in Monterey County and the other in Sonoma County. These wineries crush, vinify and cellar wine. In addition, the winery in Monterey County includes bottling operations and distribution facilities. PWP also owns or has interests in approximately 1,400 plantable acres of vineyards in California.

Legal Proceedings

We and our subsidiaries are subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management such liability will not have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

The following table sets forth information with respect to our current executive officers and directors:

Name	Age	Position
Richard Sands	52	Chairman of the Board, Chief Executive Officer and Director
Robert Sands	45	President, Chief Operating Officer and Director
Alexander L. Berk	53	Chief Executive Officer, Constellation Beers and Spirits(a)
Stephen B. Millar	59	Chief Executive Officer, Constellation Wines(b)
Thomas J. Mullin	51	Executive Vice President and General Counsel
Thomas S. Summer	49	Executive Vice President and Chief Financial Officer
F. Paul Hetterich	41	Executive Vice President, Business Development and Corporate Strategy
W. Keith Wilson	52	Executive Vice President and Chief Human Resources Officer
George Bresler	78	Director
Jeananne K. Hauswald	59	Director
James A. Locke III	61	Director
Thomas C. McDermott	67	Director
Paul L. Smith	67	Director

(a)	Employed by Barton Incorporated
(b)	Employed by Hardy Wine Company Limited

Richard Sands, Ph.D., is the Chairman of the Board and our Chief Executive Officer. He has been employed by us in various capacities since 1979. He was elected Chief Executive Officer in October 1993 and has served as a director since 1982. In September 1999, Mr. Sands was elected Chairman of the Board. He served as Executive Vice President from 1982 to May 1986, as President from May 1986 to December 2002 and as Chief Operating Officer from May 1986 to October 1993. He is the brother of Robert Sands.

Robert Sands was appointed our President and Chief Operating Officer in December 2002 and has served as a director since January 1990. Mr. Sands also had served as Group President from April 2000 through December 2002, as Chief Executive Officer, International from December 1998 through April 2000, as Executive Vice President from October 1993 through April 2000, as General Counsel from June 1986 through May 2000, and as Vice President from June 1990 through October 1993. He is the brother of Richard Sands.

Alexander L. Berk is the Chief Executive Officer of Constellation Beers and Spirits and the President and Chief Executive Officer of Barton Incorporated. Since 1990 and prior to becoming Chief Executive Officer of Barton Incorporated in March 1998, Mr. Berk was President and Chief Operating Officer of Barton Incorporated and from 1988 to 1990, he was the President and Chief Executive Officer of Schenley Industries. Mr. Berk has been in the beverage alcohol industry for most of his career, serving in various positions.

Stephen B. Millar is the Chief Executive Officer of Constellation Wines and has held this position since the closing of the Hardy acquisition. Prior to our acquisition of Hardy, Mr. Millar was Hardy’s Managing Director and had held this position since 1991. Mr. Millar currently serves in leadership roles in numerous industry organizations. He is an Executive Council Member, Chairman of the Audit Committee and Deputy Chairman of the International Trade Advisory Committee of the Winemakers’ Federation of Australia. He also serves as the President of the Australian Wine and Brandy Producers’ Association, is Deputy Chairman of the Australian Wine Export Council and is a Director of Business SA.

Thomas J. Mullin joined us as Executive Vice President and General Counsel in May 2000. Prior to then, Mr. Mullin served as President and Chief Executive Officer of TD Waterhouse Bank, NA since February 2000, of CT USA, F.S.B. since September 1998, and of CT USA, Inc. since March 1997. He also served as Executive

Vice President, Business Development and Corporate Strategy of C.T. Financial Services, Inc. from March 1997 through February 2000. From 1985 through 1997, Mr. Mullin served as Vice Chairman and Senior Executive Vice President of First Federal Savings and Loan Association of Rochester, New York and from 1982 through 1985, he was a partner in the law firm of Phillips, Lytle, Hitchcock, Blaine & Huber.

Thomas S. Summer joined us in April l997 as Senior Vice President and Chief Financial Officer and in April 2000 was elected Executive Vice President. From November 1991 to April 1997, Mr. Summer served as Vice President, Treasurer of Cardinal Health, Inc., a large national health care services company, where he was responsible for directing financing strategies and treasury matters. Prior to that, from November 1987 to November 1991, Mr. Summer held several positions in corporate finance and international treasury with PepsiCo, Inc.

F. Paul Hetterich has been our Executive Vice President, Business Development and Corporate Strategy since June 2003. From April 2001 to June 2003, Mr. Hetterich served as our Senior Vice President, Business Development. Prior to that, Mr. Hetterich held several increasingly senior positions in our marketing and business development groups. Mr. Hetterich has been with us since 1986.

W. Keith Wilson joined us in January 2002 as Senior Vice President, Human Resources, and in September 2002, he was elected Chief Human Resources Officer and in April 2003 he was elected Executive Vice President. From 1999 to 2001, Mr. Wilson served as Senior Vice President, Global Human Resources of Xerox Engineering Systems, a subsidiary of Xerox Corporation, that engineers, manufactures and sells hi-tech reprographics equipment and software worldwide. From 1990 to 1999, he served in various senior human resource positions with the banking, marketing and real estate and relocation businesses of Prudential Life Insurance of America, an insurance company that also provides other financial products.

George Bresler, a director of Constellation since 1992, has been engaged in the practice of law since 1957. Since 1992, Mr. Bresler has been a partner of the law firm of Kurzman Eisenberg Corbin Lever & Goodman, LLP, and its predecessor firms, in New York, New York. Mr. Bresler provides us with legal services.

Jeananne K. Hauswald, a director of Constellation since 2000, has been a managing partner of Solo Management Group, LLC, a corporate financial and investment management consulting company, since September 1998. From 1987 to her retirement in 1998, Ms. Hauswald was employed by The Seagram Company Ltd., a beverage and entertainment/communications company, where she served in various positions, including Vice President Human Resources from 1990 to 1993 and Vice President and Treasurer from 1993 to 1998. Ms. Hauswald currently serves on the board of directors of Thomas & Betts Corporation.

James A. Locke III, a director of Constellation since 1983, has been engaged in the practice of business and corporate law since 1971. He has been a partner of the law firm of Nixon Peabody LLP, and its predecessor firm, in Rochester, New York, since 1996. Nixon Peabody LLP is our principal outside counsel. For twenty years prior to joining Nixon Peabody LLP, Mr. Locke practiced law in Rochester, New York as a partner with another law firm.

Thomas C. McDermott, a director of Constellation since 1997, has been Chairman of GPM Associates, LLP (formerly, Forbes Products, LLC), a custom vinyl business products company, since January 1998. From 1994 to 1997, Mr. McDermott was President and Chief Executive Officer of Goulds Pumps, Incorporated, a centrifugal pumps company for industrial, domestic and agricultural markets, where he also was Chairman from 1995 to 1997. From 1986 to 1993, he was President and Chief Operating Officer of Bausch & Lomb Incorporated, a contact lens, lens-care and eyewear products company.

Paul L. Smith, a director of Constellation since 1997, retired from Eastman Kodak Company in 1993 after working there for thirty-five years. Mr. Smith was employed in various positions at Eastman Kodak Company, the last of which was from 1983 to 1993, when he served as Senior Vice President and Chief Financial Officer. Also from 1983 to 1993, Mr. Smith served on the Board of Directors of Eastman Kodak Company. Mr. Smith currently serves on the Board of Directors of Home Properties, Inc.

The Committees of the Board of Directors

Audit Committee

The Audit Committee is currently composed of Paul L. Smith (Chair), Jeananne K. Hauswald and Thomas C. McDermott, each of whom is independent in accordance with the definition in the New York Stock Exchange’s listing standards. The Audit Committee operates under a written charter that was approved by our Board of Directors. This Committee assists the Board of Directors in fulfilling its oversight responsibilities as they relate to our accounting policies, internal controls and financial reporting practices. In addition, this Committee maintains a line of communication between the Board of Directors and our financial management, internal auditors and independent accountants.

Corporate Governance Committee

The Corporate Governance Committee is currently composed of James A. Locke III (Chair), George Bresler, Thomas C. McDermott, Robert Sands and Paul L. Smith. The full Board is responsible for nominating candidates to become directors, but has delegated the screening process involved to the Corporate Governance Committee. The Corporate Governance Committee advises the Board concerning appropriate composition of the Board and its committees and advises the Board regarding appropriate corporate governance practices and assists the Board in achieving them. Among other matters, this Committee also makes recommendations to the full Board with respect to an officer to be designated as Chief Executive Officer, and a director to serve as Chairman of the Board. In addition, this Committee recommends to the Board compensation for directors who are neither present nor former full-time officers of ours.

Human Resources Committee

The Human Resources Committee is currently composed of Thomas C. McDermott (Chair), Jeananne K. Hauswald and Paul L. Smith. The Human Resources Committee monitors, among other matters: human resources policies and procedures as they relate to our goals and objectives and good management practices; and procedures and internal controls that relate to personnel administration, pay practices and benefits administration. The Human Resources Committee is responsible for reviewing total executive compensation in relation to individual executive performance, our performance, salary information and other parameters deemed reasonable in the assignment of executive compensation levels. This Committee also reviews and approves executive benefits and perquisites and reviews performance systems, including reward programs. The Human Resources Committee is responsible for evaluating the performance of the Chief Executive Officer and approves his salary, as well as the salaries of other executives. This Committee also presently administers our stock plans and reviews succession planning and other important human resources issues.

PRINCIPAL STOCKHOLDERS AND BENEFICIAL OWNERSHIP OF MANAGEMENT

The following tables set forth information regarding the beneficial ownership of our Class A common stock and our Class B common stock as of May 20, 2003 (unless otherwise specified), by:

•	all persons known to us who beneficially own 5% or more of either our Class A common stock or our Class B common stock;

•	our chief executive officer and each of the other four most highly compensated executive officers at the end of Fiscal 2003;

•	each of our current directors; and

•	all of our current directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the tables, the stockholders listed below have sole voting and investment power with respect to the shares that they own, subject to applicable community property laws. For purposes of these tables, beneficial ownership includes:

•	shares over which the stockholder has sole or shared voting or investment power; and

•	shares of Class A common stock that may be acquired through the exercise of options that are exercisable on May 20, 2003 or within 60 days of May 20, 2003, which we refer to as “presently exercisable”.

For the purpose of the tables, a stockholder that owns shares of Class B common stock will not be deemed to beneficially own shares of Class A common stock, notwithstanding the rules of the Exchange Act that provide that a holder of Class B common stock will be deemed to beneficially own shares of Class A common stock because each share of Class B common stock is convertible into one share of Class A common stock at any time. The footnotes to the tables indicate the number of shares of Class A common stock that are beneficially owned by a stockholder as a result of the conversion feature of the Class B common stock.

The applicable percentage of Class A common stock beneficially owned is based upon 82,459,606 shares of Class A common stock outstanding as of May 20, 2003. The applicable percentage of Class B common stock beneficially owned is based upon 12,070,770 shares of Class B common stock outstanding as of May 20, 2003.

Except as otherwise indicated below, the address of each stockholder, each director and each executive officer is c/o Constellation Brands, Inc., 300 WillowBrook Office Park, Fairport, New York 14450.

Beneficial ownership of Class A common stock (1)

Name and Address of Beneficial Owner	Number of shares		Percent of class
Robert Sands 300 WillowBrook Office Park Fairport, NY 14450	1,309,748	(2)	1.6%
Richard Sands 300 WillowBrook Office Park Fairport, NY 14450	1,298,395	(3)	1.6%
CWC Partnership-I 300 WillowBrook Office Park Fairport, NY 14450	236,188	(4)	*
Trust for the benefit of Andrew Stern, M.D. under the will of Laurie Sands 300 WillowBrook Office Park Fairport, NY 14450	236,188	(5)	*
Stockholders Group Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended	2,276,956	(6)	2.7%
FMR Corp. 82 Devonshire Street Boston, MA 02109	8,074,928	(7)	9.8%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	9,193,005	(8)	11.1%
Alexander L. Berk	492,045	(9)	*
Thomas S. Summer	204,931	(10)	*
Thomas J. Mullin	174,461	(11)	*
George Bresler	16,436	(12)	*
Jeananne K. Hauswald	28,436	(13)	*
James A. Locke III	32,632	(14)	*
Thomas C. McDermott	52,436	(15)	*
Paul L. Smith	17,166	(16)	*
All executive officers and directors as a group (13 persons)	3,464,011	(17)	4.1%

*	Percentage does not exceed (1%) of the outstanding shares of such class.

Beneficial ownership of Class B common stock (1)

Name and Address of Beneficial Owner	Number of shares		Percent of class
Richard Sands 300 WillowBrook Office Park Fairport, NY 14450	8,384,188	(2)	69.5%
Robert Sands 300 WillowBrook Office Park Fairport, NY 14450	8,381,368	(3)	69.4%
Trust for the benefit of Andrew Stern, M.D. under the will of Laurie Sands 300 WillowBrook Office Park Fairport, NY 14450	3,331,356	(5)	27.6%
CWC Partnership-I 300 WillowBrook Office Park Fairport, NY 14450	3,049,540	(4)	25.3%
Trust for the benefit of the Grandchildren of Marvin and Marilyn Sands 300 WillowBrook Office Park Fairport, NY 14450	2,025,000	(18)	16.8%
Stockholders Group Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended	11,335,484	(6)	93.9%
James A. Locke III	132	(14)	*
All executive officers and directors as a group (13 persons)	11,335,616	(17)	93.9%

*	Percentage does not exceed (1%) of the outstanding shares of such class.

(1)	The number of shares and the percentage of ownership set forth in the Class A common stock table includes the number of shares of Class A common stock that can be purchased by exercising stock options exercisable on May 20, 2003 or within sixty (60) days thereafter (“presently exercisable”). Additionally, such number does not include the shares of Class A common stock issuable pursuant to the conversion feature of Class B common stock beneficially owned by each person. The number of shares and percentage of ownership assuming conversion of Class B common stock into Class A common stock are contained in the footnotes. For purposes of calculating the percentage of ownership of Class A common stock in the table and in the footnotes, additional shares of Class A common stock equal to the number of presently exercisable options and, as appropriate, the number of shares of Class B common stock owned by each person are assumed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act. Where the footnotes reflect shares of Class A common stock as being included, such shares are included only in the Class A common stock table and where the footnotes reflect shares of Class B common stock as being included, such shares are included only in the Class B common stock table.

(2)	Mr. Sands has sole power to vote and dispose of 997,586 of the Class A shares and 2,951,296 of the Class B shares indicated. The Class A shares indicated as to which he has sole voting and dispositive power include 745,130 shares of Class A stock issuable upon the exercise of options that are presently exercisable by Mr. Sands. He shares power to vote or dispose, as applicable, with respect to 298,712 Class A shares and 5,430,072 Class B shares, as follows: 235,804 shares of Class A common stock and 2,715,856 shares of Class B common stock owned by CWC Partnership-I, a New York general partnership (“CWCP-I”), of which Robert Sands is a managing partner, 73,716 shares of Class B common stock owned by the Marvin Sands Master Trust (the “Master Trust”), of which Robert Sands is a trustee and beneficiary, 384 shares of Class A common stock and 333,684 shares of Class B common stock owned by M, L, R & R, a New York general partnership (“MLR&R”), of which Mr. Sands and the Master Trust are general partners, 281,816 shares of Class B common stock owned by CWC Partnership-II, a New York general partnership (“CWCP-II”), of which Mr. Sands is a trustee of the managing partner, 2,025,000 shares of Class B common stock owned by the trust described in footnote (18) below, and 62,524 shares of Class A common stock owned by the Mac and Sally Sands Foundation, Incorporated, a Virginia corporation (the “Sands Foundation”), of which Mr. Sands is a director and officer. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 91,760 shares of Class A common stock owned by Mr. Sands’ wife, individually and as custodian for their minor children, the remainder interest Mr. Sands has in 709,430 of the 2,150,004 shares of Class A common stock subject to the life estate held by Marilyn Sands described below or the remainder interest of CWCP-II in 723,906 of such shares. Marilyn Sands is the beneficial owner of a life estate in 2,150,004 shares of Class A common stock that includes the right to receive income from and the power to vote and dispose of such shares. The remainder interest in such shares is held by Richard Sands, Robert Sands and CWCP-II. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B common stock beneficially owned by Mr. Sands into Class A common stock, Mr. Sands would beneficially own 9,677,666 shares of Class A common stock, representing 10.6% of the outstanding Class A common stock after such conversion.
(3)

Mr. Sands has sole power to vote and dispose of 980,658 of the Class A shares and 2,954,116 of the Class B shares indicated. The Class A shares indicated as to which he has sole voting and dispositive power include 803,505 shares of Class A Stock issuable upon the exercise of options that are presently exercisable by Mr. Sands. He shares power to vote or dispose, as applicable, with respect to 298,712 Class A shares and 5,430,072 Class B shares, as follows: 235,804 shares of Class A common stock and 2,715,856 shares of Class B common stock owned by CWCP-I, of which Richard Sands is a managing partner, 73,716 shares of Class B common stock owned by the Master Trust, of which Mr. Sands is a trustee and beneficiary, 384 shares of Class A common stock and 333,684 shares of Class B common stock owned by MLR&R, of which Mr. Sands and the Master Trust are general partners, 281,816 shares of Class B common stock owned by CWCP-II, of which Mr. Sands is a trustee of the managing partner, 2,025,000 shares of Class B common stock owned by the trust described in footnote (18) below, and 62,524 shares of Class A common stock owned by the Sands Foundation, of which Mr. Sands is a director and officer. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 7,860 shares of Class A common stock owned by Mr. Sands’ wife, the remainder interest Mr. Sands has in

716,668 of the 2,150,004 shares of class A common stock subject to the life estate held by Marilyn Sands described below or the remainder interest of CWCP-II in 723,906 of such shares. Marilyn Sands is the beneficial owner of a life estate in 2,150,004 shares of Class A common stock that includes the right to receive income from and the power to vote and dispose of such shares. The remainder interest in such shares is held by Richard Sands, Robert Sands and CWCP-II. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B common stock beneficially owned by Mr. Sands into Class A common stock, Mr. Sands would beneficially own 9,663,558 shares of Class A common stock, representing 10.5% of the outstanding Class A common stock after such conversion.

(4)	The amounts reflected include, as applicable, 384 shares of Class A common stock and 333,684 shares of Class B common stock owned by MLR&R, of which CWCP-I is a general partner. The shares owned by CWCP-I are included in the number of shares beneficially owned by Richard Sands and Robert Sands, the managing partners of CWCP-I, the Marital Trust (defined in footnote (5) below), a partner of CWCP-I which owns a majority in interest of the CWCP-I partnership interests, and the group described in footnote (6) below. The other partners of CWCP-I are trusts for the benefit of Laurie Sands’ children. Assuming the conversion of Class B common stock beneficially owned by CWCP-I into Class A common stock, CWCP-I would beneficially own 3,285,728 shares of Class A common stock, representing 3.8% of the outstanding Class A common stock after such conversion.
(5)	The amounts reflected include, as applicable, 235,804 shares of Class A common stock and 2,715,856 shares of Class B common stock owned by CWCP-I, in which the Trust for the benefit of Andrew Stern, M.D. under the will of Laurie Sands (the “Marital Trust”) is a partner and owns a majority in interest of the CWCP-I partnership interests, 281,816 shares of Class B common stock owned by CWCP-II, in which the Marital Trust is a partner and owns a majority in interest of the CWCP-II partnership interests, and 384 shares of Class A common stock and 333,684 shares of Class B common stock owned by MLR&R, of which CWCP-I is a general partner. The Marital Trust disclaims beneficial ownership with respect to all of the foregoing shares except to the extent of its ownership interest in CWCP-I and CWCP-II. The amounts reflected do not include the remainder interest CWCP-II has in 723,906 of the 2,150,004 shares of Class A common stock subject to the life estate held by Marilyn Sands described below. Marilyn Sands is the beneficial owner of a life estate in 2,150,004 shares of Class A common stock that includes the right to receive income from and the power to vote and dispose of such shares. The remainder interest in such shares is held by Richard Sands, Robert Sands and CWCP-II. The Marital Trust disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B common stock beneficially owned by the Marital Trust into Class A common stock, the Marital Trust would beneficially own 3,567,544 shares of Class A common stock, representing 4.2% of the outstanding Class A common stock after such conversion.
(6)	The group as reported consists of Richard Sands, Robert Sands, CWCP-I, CWCP-II, and the trust described in footnote (18) (collectively, the “Group”). The basis for the Group consists of: (i) a Stockholders Agreement among Richard Sands, Robert Sands and CWCP-I and (ii) the fact that the familial relationship between Richard Sands and Robert Sands, their actions in working together in the conduct of our business and their capacity as partners and trustees of the other members of the Group may be deemed to constitute an agreement to “act in concert” with respect to our shares. The members of the Group disclaim that an agreement to act in concert exists. Except with respect to the shares subject to the Stockholders Agreement, the shares owned by CWCP-I and CWCP-II and the shares held by the trust described in footnote (18) below and the Master Trust, no member of the Group is required to consult with any other member of the Group with respect to the voting or disposition of any shares of us. Assuming the conversion of Class B common stock beneficially owned by the Group into Class A common stock, the Group would beneficially own 13,612,440 shares of Class A common stock, representing 14.3% of the outstanding Class A common stock after such conversion. Of the shares of Class A common stock and Class B common stock held by the Group, 76,924 shares of Class A common stock and 1,700,898 shares of Class B common stock have been pledged by certain members of the Group as collateral for loans made to such members of the Group.
(7)

The number of shares equals the number of shares of Class A common stock reported to be beneficially owned by FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson (collectively, “FMR”) in its Schedule 13G (Amendment No. 1) dated February 10, 2003, filed with the Securities and Exchange

Commission. The percentage of ownership reflected in the table is calculated on the basis of 82,459,606 shares of Class A common stock outstanding on May 20, 2003. The Schedule 13G (Amendment No. 1) indicates that of the 8,074,928 shares beneficially owned by FMR, through its control of Fidelity Management & Research Company, FMR has sole dispositive power with respect to 6,962,920 shares, through its control of Fidelity Management Trust Company, FMR has sole dispositive and voting power with respect to 696,300 shares, and through other relationships, FMR has sole dispositive and voting power with respect to 415,708 shares. For further information pertaining to FMR, reference should be made to FMR’s Schedule 13G (Amendment No. 1) filed with the Securities and Exchange Commission. With respect to the information contained herein pertaining to shares of Class A common stock beneficially owned by FMR, we have relied solely on the information reported in FMR’s Schedule 13G (Amendment No. 1) and has not independently verified FMR’s beneficial ownership as of May 20, 2003.

(8)	The number of shares equals the number of shares of Class A common stock reported to be beneficially owned by Wellington Management Company, LLP (“WMC”) in its Schedule 13G (Amended) dated July 10, 2003, filed with the Securities and Exchange Commission. The percentage of ownership reflected in the table is calculated on the basis of 82,459,606 shares of Class A common stock outstanding on May 20, 2003. The Schedule 13G (Amended) indicates that of the 9,193,005 shares beneficially owned by WMC in its capacity as an investment advisor, WMC has shared voting power with respect to 7,782,105 shares and has shared dispositive power with respect to 9,193,005 shares. For further information pertaining to WMC, reference should be made to WMC’s Schedule 13G (Amended) filed with the Securities and Exchange Commission. With respect to the information contained herein pertaining to shares of Class A common stock beneficially owned by WMC, we have relied solely on the information reported in WMC’s Schedule 13G (Amended) and has not independently verified WMC’s beneficial ownership as of May 20, 2003.
(9)	Includes 477,965 shares of Class A common stock that that can be purchased by exercising presently exercisable stock options.
(10)	Includes 185,675 shares of Class A common that that can be purchased by exercising presently exercisable stock options. Mr. Summer shares the power to vote and dispose of 18,151 shares with his spouse. He has no voting power or investment discretion with respect to 800 shares that his spouse holds as a custodian.
(11)	Includes 169,640 shares of Class A common stock issuable that that can be purchased by exercising presently exercisable stock options.
(12)	Includes 12,000 shares of Class A common stock that that can be purchased by exercising presently exercisable stock options.
(13)	Includes 24,000 shares of Class A common stock that that can be purchased by exercising presently exercisable stock options.
(14)	Includes 24,000 shares of Class A common stock that that can be purchased by exercising presently exercisable stock options. Assuming the conversion of Mr. Locke’s 132 shares of Class B common stock into Class A common stock, Mr. Locke would beneficially own 32,764 shares of Class A common stock, representing less than one percent (1%) of the outstanding Class A common stock after such conversion.
(15)	Includes 48,000 shares of Class A common stock that that can be purchased by exercising presently exercisable stock options.
(16)	Includes 12,000 shares of Class A common stock that that can be purchased by exercising presently exercisable stock options.
(17)	Includes 2,627,940 shares of Class A common stock that that can be purchased by exercising presently exercisable stock options. This group consists of the Company’s current executive officers and directors. Assuming the conversion of a total of 11,335,616 shares of Class B common stock beneficially owned by the executive officers and directors as a group into Class A common stock, all executive officers and directors as a group would beneficially own 14,638,127 shares of Class A common stock, representing 15.2% of the outstanding Class A common stock after such conversion. Includes 23,599 shares as to which voting and dispositive power is shared with spouses. Includes 9,755 shares of Class A common stock that underlie CHESS Depositary Interests held by an executive officer. Does not include 14,561 shares of Class A common stock that underlie CHESS Depositary Interests held by the spouse of an executive officer and for which the executive officer disclaims beneficial ownership with respect to such securities.

(18)	The trust was created by Marvin Sands under the terms of an Irrevocable Trust Agreement dated November 18, 1987 (the “Trust”). The Trust is for the benefit of the present and future grandchildren of Marvin and Marilyn Sands. The Co-Trustees of the Trust are Richard Sands and Robert Sands. Unanimity of the Co-Trustees is required with respect to voting and disposing of Class B common stock owned by the Trust. The shares owned by the Trust are included in the number of shares beneficially owned by Richard Sands, Robert Sands and the Group. Assuming the conversion of Class B common stock beneficially owned by the Trust into Class A common stock, the Trust would beneficially own 2,025,000 shares of Class A common stock, representing 2.4% of the outstanding Class A common stock after such conversion.

DESCRIPTION OF DEPOSITARY SHARES

The description in this prospectus supplement of the terms of the depositary shares is only a summary and should be read together with the other information in this prospectus.

General

Each depositary share is evidenced by a depositary receipt and represents  1/40 of a share of Series A mandatory convertible preferred stock. We will enter into a deposit agreement with Mellon Investor Services LLC, who will act as the depositary on behalf of the holders of the depositary receipts. The shares of Series A mandatory convertible preferred stock represented by depositary shares will be deposited with the depositary pursuant to the deposit agreement.

The deposit agreement entitles each owner of a depositary share to all the rights, preferences and privileges of the shares of Series A mandatory convertible preferred stock represented by those depositary shares, including dividend, conversion, voting and liquidation rights. Holders of depositary shares are also subject to all of the limitations of the Series A mandatory convertible preferred stock. Those limitations are summarized below under “Description of Series A Mandatory Convertible Preferred Stock.” The following summary of the terms and provisions of the deposit agreement, depositary shares and depositary receipts is not a complete restatement of the provisions of the deposit agreement or the certificate of designations for the Series A mandatory convertible preferred stock. Copies of the depositary agreement and the certificate of designations may be obtained from us upon request or from the depositary at its principal office.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the depositary shares representing the Series A mandatory convertible preferred stock in accordance with the terms of this offering.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Mellon Investor Services LLC will act as transfer agent, dividend disbursing agent and registrar for the depositary shares and the Series A mandatory convertible preferred stock and currently acts as the transfer agent, dividend disbursing agent and registrar for our common stock.

Issuance of Depositary Receipts and Withdrawal of Series A Mandatory Convertible Preferred Stock

Immediately following the issuance of the Series A mandatory convertible preferred stock, we will deposit the Series A mandatory convertible preferred stock with the depositary, and the depositary will issue and deliver the depositary receipts to us. We will then deliver the depositary receipts to the underwriters. Depositary receipts are issued evidencing only whole depositary shares. Upon surrender of depositary receipts at the corporate office of the depositary, or such other office as the depositary may designate, the owner of the depositary shares evidenced by the depositary receipts is entitled to delivery at such corporate office of certificates evidencing the number of whole shares of Series A mandatory convertible preferred stock and any money and other property represented by such depositary receipts. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of whole shares of Series A mandatory convertible preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. We do not expect that there will be any public trading market for the Series A mandatory convertible preferred stock except as represented by the depositary shares.

Conversion Provisions

Our Series A mandatory convertible preferred stock is convertible into shares of our Class A common stock as described under “Description of Series A Mandatory Convertible Preferred Stock—Automatic Conversion,” “Description of Series A Mandatory Convertible Preferred Stock —Provisional Conversion at Our Option,” “Description of Series A Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder” and “Description of Series A Mandatory Convertible Preferred Stock—Early Conversion upon Cash Merger.” In each such case, the depositary shares will be converted into shares of our Class A common stock upon the same terms and conditions as the Series A mandatory convertible preferred stock, except that the number of shares of Class A common stock received upon conversion of each depositary share will be equal to the number of shares of Class A common stock received upon conversion of each share of Series A mandatory convertible preferred stock divided by 40.

On any applicable conversion date, the record holders of depositary shares representing the Series A mandatory convertible preferred stock must deliver depositary receipts and a proper assignment of the depositary receipts to us, to the transfer agent for the depositary shares, or in blank, to the depositary or its agent (together with, in the case of conversion at the option of the holder, written notice of conversion and, if applicable, payment of an amount equal to the dividend payable on the depositary shares to be converted). In the event that the conversion of depositary shares into Class A common stock would result in the issuance of fractional shares, we will pay the holder of such depositary shares cash in lieu of such fractional shares as described below in “Description of Series A Mandatory Convertible Preferred Stock—Fractional Shares.”

Payment

We will pay all cash amounts with respect to the depositary shares in U.S. dollars at our office or agency maintained for such purpose within New York City or, at our option, we may pay dividends by check mailed to the holders of the depositary shares at their respective addresses set forth in the register of holders of the depositary shares maintained by the transfer agent. Any payment on the depositary shares due on any day that is not a business day need not be made on that day, but may be made on the next business day with the same force and effect as if made on the due date.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions, and shares of Class A common stock distributed as dividends, received in respect of the Series A mandatory convertible preferred stock to the record holders of depositary shares in proportion, insofar as possible, to the number of depositary shares owned by such holders. In the event of a distribution of shares of Class A common stock as dividends in respect of the Series A mandatory convertible preferred stock, the depositary will sell such shares of Class A common stock and distribute the net proceeds from such sale to the record holders of depositary shares in proportion, insofar as possible, to the number of depositary shares owned by such holder, subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary. See “Description of Series A Mandatory Convertible Preferred Stock—Dividends”.

Record Date

Whenever

•	any cash dividend or other cash distribution shall become payable or any Class A common stock distributed in lieu thereof, any other distribution shall be made, or any rights, preferences, or privileges shall be offered with respect to the Series A mandatory convertible preferred stock, or

•	the depositary shall receive notice of any meeting at which holders of the Series A mandatory convertible preferred stock are entitled to vote or of which holders of the Series A mandatory convertible preferred stock are entitled to notice, the depositary shall in each such instance fix a record date, which shall be the same date as the record date for the Series A mandatory convertible preferred stock, for the determination of the holders of depositary receipts

•	who shall be entitled to receive such dividend, distribution, rights, preferences, or privileges, or the net proceeds of the sale thereof, or

•	who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting.

Voting of Series A Mandatory Convertible Preferred Stock

Upon receipt of notice of any meeting at which the holders of Series A mandatory convertible preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of depositary shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series A mandatory convertible preferred stock, will be entitled to instruct the depositary as to the exercise of voting rights pertaining to the number of shares of Series A mandatory convertible preferred stock, or fraction thereof, represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of Series A mandatory convertible preferred stock, or fractions thereof, represented by such depositary shares in accordance with the instructions it receives from the holders, and we have agreed to take all reasonable action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote shares of Series A mandatory convertible preferred stock to the extent it does not receive specific written instructions from the holders of depositary shares representing the corresponding Series A mandatory convertible preferred stock. Each depositary share shall entitle the holder to instruct the depositary to cast  1/40 of the vote of a share of Series A mandatory convertible preferred stock on each matter submitted to a vote of our stockholders.

Amendment of Deposit Agreement

The form of depositary receipts and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment that adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least 66 2/3% of the depositary shares then outstanding. Every holder of depositary receipts at the time any such amendment becomes effective shall be deemed to consent and agree to such amendment and to be bound by the deposit agreement as so amended.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements and the initial deposit of the Series A mandatory convertible preferred stock. Holders of depositary shares will pay all other taxes, including transfer taxes, governmental charges, and the charges expressly set forth in the deposit agreement to be for the account of the holders of the Series A mandatory convertible preferred stock.

Resignation and Removal of Depositary, Termination of the Deposit Agreement

The depositary may resign at any time by delivering to us notice of its election to resign. We may at any time remove the depositary. The resignation or removal of the depositary will take effect upon the acceptance of appointment by a successor depositary. We must appoint a successor depositary within 45 days after delivery of the notice of resignation or removal. The deposit agreement may be terminated by us or by the depositary if

•	a final distribution in respect of the Series A mandatory convertible preferred stock in connection with our liquidation, dissolution or winding up has been distributed to the holders of depositary receipts, or

•	each share of Series A mandatory convertible preferred stock shall have been converted into shares of Class A common stock.

Book-Entry System

The Depository Trust Company, or DTC, will act as securities depository for the depositary shares. The information in this section concerning DTC and DTC’s book-entry system is based upon information obtained from DTC. The depositary shares will be issued only as fully-registered depositary receipts registered in the name of Cede & Co., as nominee for DTC. One or more fully-registered global depositary receipts, the global depositary receipts, will be issued, evidencing in the aggregate the total number of depositary shares, and will be deposited with DTC.

We expect that the depositary or its nominee, upon receipt of any payment of dividends in respect of the global depository receipts will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in such global depository receipts as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the global depository receipts held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

Transfers between participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global depositary receipt to pledge such interest to persons or entities that do not participate in DTC’s system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Neither we nor the transfer agent will have responsibility for the performance of DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of depositary receipts only in respect of the shares depositary receipts represented by the global depositary receipts as to which a participant or participants has or have given such direction.

DTC has also advised us that DTC is a New York limited-purpose trust company, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17a of the Securities Exchange Act of 1934. DTC was created to hold securities that its participants, who are referred to as participants, deposit with DTC and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and may include certain other organizations such as the underwriters of the depositary shares, who are referred to as direct participants. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

Access to the DTC system is available to others such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with a direct participant, either directly or indirectly, who are referred to as indirect participants. The rules applicable to DTC and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Purchases of depositary shares within the DTC system must be made by or through direct participants, who will receive a credit for the depositary shares on DTC’s records. The ownership interest of each actual purchaser of a depositary share, which is referred to as a beneficial owner, is in turn to be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased depositary shares. Transfers of ownership interests in depositary shares are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

DTC has no knowledge of the actual beneficial owners of the depositary shares. DTC’s records reflect only the identity of the direct participants to whose accounts such depositary shares are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Dividend payments on the depositary shares will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

No depositary shares evidenced by global depositary receipts may be exchanged in whole or in part for depositary receipts registered, and no transfer of global depositary receipts in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC unless DTC has notified us that it is unwilling or unable to continue as depositary for such global depositary receipts. All depositary shares evidenced by one or more global depositary receipts or any portion thereof will be registered in such names as DTC may direct.

As long as DTC, or its nominee, is the registered owner of the global depositary receipts, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the global depositary receipts and all depositary shares evidenced thereby for all purposes under the depositary shares. Except in the limited circumstances referred to above, owners of beneficial interests in global depositary shares will not be entitled to have the global depositary receipts evidencing such shares or such depositary shares registered in their names, will not receive or be entitled to receive physical delivery of depositary shares in exchange therefor and will not be considered to be owners or holders of such global depositary receipts or any depositary shares evidenced thereby for any purpose under the depositary shares.

Although we expect that DTC will agree to the foregoing procedures, we are under no obligation to perform or to continue to perform such procedures and DTC may discontinue such procedures at any time. Neither we nor the transfer agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Miscellaneous

The depositary will, with our approval, appoint a registrar for registration of the depositary receipts or depositary shares in accordance with any requirements of any applicable stock exchange on which the depositary receipts or the depositary shares may be listed. The registrar will maintain books at the corporate office for the registration and registration of transfer of depositary receipts or at such other place as is approved by us and of which the holders of depositary receipts are given reasonable notice.

We will deliver to the depositary and the depositary will forward to holders of depositary shares all notices and reports required by law, the rules of any national securities exchange upon which the Series A mandatory convertible preferred stock, the depositary shares or the depositary receipts are listed or by our certificate of incorporation or bylaws to be furnished by us to holders of the Series A mandatory convertible preferred stock.

Neither the depositary nor we will be liable if either is, by law or certain other circumstances beyond its control, prevented from or delayed in performing its obligations under the deposit agreement. Neither the depositary nor we assumes any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts other than to use its best judgment and good faith in the performance of such duties as are specifically set forth in the deposit agreement.

The depositary will not be obligated to appear in, prosecute or defend any legal proceeding in respect of any depositary shares or any shares of Series A mandatory convertible preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on advice of counsel or accountants, or information provided by persons presenting shares of Series A mandatory convertible preferred stock for deposit, holders of depositary shares or other persons believed to be authorized or competent and on documents believed to be genuine.

The depositary will act as transfer agent and registrar for, and paying agent for the payment of dividends with respect to, the depositary shares.

DESCRIPTION OF SERIES A MANDATORY CONVERTIBLE PREFERRED STOCK

The description in this prospectus supplement of the terms of our Series A mandatory convertible preferred stock is only a summary. The terms of our Series A mandatory convertible preferred stock are contained in a certificate of designation that amends our restated certificate of incorporation, as amended. We have previously filed with the Securities and Exchange Commission copies of our restated certificate of incorporation, as amended. See “Where You Can Find More Information.”

General

Our restated certificate of incorporation, as amended, authorizes the issuance of 1,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding. The Series A mandatory convertible preferred stock constitutes a series of this preferred stock. See “Description of Common Stock” for a description of our Class A common stock.

As described above under “Description of Depositary Shares,” each of the depositary shares represents beneficial ownership of  1/40 of a share of our Series A mandatory convertible preferred stock and entitles that owner to that proportion of all the rights and preferences of that share.

Our Series A mandatory convertible preferred stock is a single series consisting of 150,000 shares of preferred stock (or 170,500 shares if the underwriters exercise their over-allotment option in full in accordance with the procedures set forth in “Underwriting”). The holders of shares of our Series A mandatory convertible preferred stock will have no preemptive rights. All of the shares of our Series A mandatory convertible preferred stock will be fully paid and non-assessable.

Our Series A mandatory convertible preferred stock will be senior to all of our now outstanding Class A common stock and Class B common stock and to any common stock that we may issue in the future, as to payment of dividends and distribution of assets upon our dissolution, our liquidation or the winding up of our affairs. As of June 30, 2003, there were 82,866,947 shares of our Class A common stock and 12,070,730 shares of our Class B common stock outstanding.

The terms of our Series A mandatory convertible preferred stock restrict our ability to issue capital stock that ranks senior to our Series A mandatory convertible preferred stock. See “—Voting Rights.”

Under Delaware law, we may pay dividends on our Series A mandatory convertible preferred stock, whether in cash or in shares of our common stock, only if we have legally available assets in an amount at least equal to the amount of the relevant dividend payment. Legally available assets means the amount of surplus. If there is no surplus, legally available assets also means, in the case of a dividend, the amount of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year. Our surplus is the amount by which our total assets exceeds the sum of:

•	our total liabilities, including our contingent liabilities, and

•	the amount of our capital.

When the need to make a determination of legally available assets arises, the amount of our total assets and liabilities and the amount of our capital will be determined by our board of directors in accordance with Delaware law.

Dividends

General

Dividends on our Series A mandatory convertible preferred stock will be payable quarterly, if declared, on the 1st calendar day (or the first following business day if the 1st calendar day is not a business day) of March, June, September and December of each year, each of which we refer to as a dividend payment date at the annual rate of $57.50 per share, which is equivalent to $1.4375 per depositary share. The initial dividend on our Series A mandatory convertible preferred stock, for the first dividend period, assuming our issue date is July 30, 2003, will be $19.3264 per share, which is equivalent to $0.483160 per depositary share, and will be payable, if declared, on December 1, 2003. Each subsequent quarterly dividend on our Series A mandatory convertible preferred stock, if declared, will be $14.3750 per share, which is equivalent to $0.359375 per depositary share.

The amount of dividends payable on each share of our Series A mandatory convertible preferred stock for each full quarterly period will be computed by dividing the annual dividend rate by four. The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

A dividend period is the period ending on the day before a dividend payment date and beginning on the preceding dividend payment date or, if none, the date of issue. Dividends payable, if declared, on a dividend payment date will be payable to holders of record as they appear on our stock books on the later of (i) the fifteenth calendar day (or the first following business day if the fifteenth calendar day is not a business day) of the calendar month preceding the month in which the applicable dividend payment date falls and (ii) the close of business on the day on which our board of directors or an authorized committee of our board declares the dividend payable.

We are only obligated to pay a dividend on our Series A mandatory convertible preferred stock if our board of directors or an authorized committee of our board declares the dividend payable and we have assets that legally can be used to pay the dividend. The terms of our bridge loan facility, credit facility and the indentures governing our outstanding notes may restrict us from paying cash dividends on our Series A mandatory convertible preferred stock. We cannot assure you that the agreements governing our current and future indebtedness, including our credit facility, bridge loan facility and the indentures governing our outstanding notes, will permit us to pay dividends on our Series A mandatory convertible preferred stock. We are not prohibited or restricted under our debt agreements and the terms of our preferred stock from paying any dividends in the form of our common stock on our Series A mandatory convertible preferred stock.

Dividends on our Series A mandatory convertible preferred stock will be cumulative, whether or not there are assets legally available for the payment of such dividends. This means that, if our board of directors or an authorized committee of our board fails to declare a dividend, the dividend will accumulate until declared and paid.

We may pay dividends in cash, shares of Class A common stock or a combination thereof, as we determine in our sole discretion. Shares of our Class A common stock delivered to the transfer agent as dividends on behalf of the holders of our Series A mandatory convertible preferred stock will be sold automatically on the holders’ behalf for cash. If we pay dividends by delivering shares of our Class A common stock to the transfer agent, we must deliver to the transfer agent, not less than five business days prior to the applicable dividend payment date, the number of shares of our Class A common stock which, when sold by the transfer agent on behalf of the holders, will result in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. The transfer agent will sell such shares of our Class A common stock on behalf of the holders and make payment of the cash proceeds from the sale of the Class A common stock on or prior to the applicable dividend payment date. To pay dividends in this manner, we must file with the Commission a registration statement, and provide the transfer agent with a prospectus, for the immediate sale of the shares of Class A common stock in the public market. We cannot assure you that we will be able to timely file, cause to be declared effective or keep effective such a registration statement. See “Risk Factors—We cannot assure you that we will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our Series A mandatory convertible preferred stock in shares of our Class A common stock.”

If we pay dividends in shares of our Class A common stock by delivering them to the transfer agent, those shares will be owned beneficially by the holders of shares of our Series A mandatory convertible preferred stock upon delivery to the transfer agent, and the transfer agent will hold those shares and the net cash proceeds from the sale of those shares for the exclusive benefit of the holders.

We are not obligated to pay holders of Series A mandatory convertible preferred stock any interest or sum of money in lieu of interest on any dividend not paid on a dividend payment date or any other late payment. We are also not obligated to pay holders of Series A mandatory convertible preferred stock any dividend in excess of the full dividends on the Series A mandatory convertible preferred stock that are payable as described above.

If our board of directors or an authorized committee of our board does not declare a dividend on any dividend payment date, the board of directors or an authorized committee may declare and pay the dividend on any other date, whether or not a dividend payment date. The persons entitled to receive the dividend will be holders of our Series A mandatory convertible preferred stock as they appear on our stock register on a date selected by the board of directors or an authorized committee. That date must (i) not precede the date our board of directors or an authorized committee of our board declares the dividend payable and (ii) not be more than 60 days prior to the dividend payment date.

Payment restrictions

Unless all accrued and unpaid dividends on the Series A mandatory convertible preferred stock for all prior dividend periods have been or contemporaneously are declared and paid and the full quarterly dividend on the Series A mandatory convertible preferred stock for the current dividend period has been or contemporaneously is declared and paid or declared and set apart for payment, we may not:

•	take any of the following actions with respect to any of our capital stock that ranks junior to our Series A mandatory convertible preferred stock as to payment of dividends or the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs, including our Class A common stock and Class B common stock, which we refer to as junior capital stock:

—	declare or pay any dividend or make any distribution of assets on the junior capital stock, other than dividends or distributions of junior capital stock; or

—	redeem, purchase or otherwise acquire, except upon conversion or exchange for junior capital stock, or pay or make available any monies for a sinking fund for, junior capital stock; or

•	redeem, purchase or otherwise acquire any of our capital stock that ranks equally with our Series A mandatory convertible preferred stock as to payment of dividends or the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs, except upon conversion or exchange for junior capital stock.

Conversion

Conversion of shares of Series A mandatory convertible preferred stock into shares of our Class A common stock will occur on the automatic conversion date, as described below in “—Automatic Conversion,” unless:

•	we have caused the conversion of our Series A mandatory convertible preferred stock prior to the automatic conversion date in the manner described below in “—Provisional Conversion at Our Option;”

•	you have converted prior to the automatic conversion date, in the manner described below in “—Conversion at the Option of the Holder;” or

•	we are involved in a merger prior to the automatic conversion date in which at least 30% of the consideration for all or any class of our common stock consists of cash or cash equivalents, and you have converted through an exercise of a merger early conversion right as described in “—Early Conversion upon Cash Merger.”

On the applicable conversion date, our Class A common stock will be issued and delivered to you or your designee, upon presentation and surrender of the shares of our Series A mandatory convertible preferred stock (or the corresponding depositary shares) and payment by you of any transfer or similar taxes payable in connection with the issuance of our Class A common stock to any person other than you.

Dividends on shares of Series A mandatory convertible preferred stock will cease to accrue and such shares shall cease to be outstanding on the applicable conversion date.

Prior to the date on which shares of Class A common stock are issued upon conversion, the Class A common stock underlying our Series A mandatory convertible preferred stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to our Class A common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on our Class A common stock, by virtue of holding our Series A mandatory convertible preferred stock.

Automatic conversion

Each share of our Series A mandatory convertible preferred stock, unless previously converted (i) at our option, (ii) at your option or (iii) upon specified mergers and other transactions described below, will automatically convert, on September 1, 2006, which we refer to as the automatic conversion date, into a number of newly issued shares of our Class A common stock equal to the conversion rate then in effect. The holders of shares of Series A mandatory convertible preferred stock on the automatic conversion date will have the right to receive a dividend of cash, shares of our Class A common stock or a combination thereof, as we determine in our sole discretion, in an amount equal to the accrued and unpaid dividends on our Series A mandatory convertible preferred stock as of the automatic conversion date, whether or not declared, out of legally available assets. To the extent we have such assets available and we pay some or all of the dividend in shares of our Class A common stock, the number of shares of our Class A common stock issuable to you in respect of such accrued and unpaid dividends will equal the amount of accrued and unpaid dividends on our Series A mandatory convertible preferred stock on the automatic conversion date that we determine to pay in shares of our Class A common stock divided by the “current market price,” as defined under “—Anti-dilution Adjustments” below, per share of our Class A common stock.

Subject to the second immediately following paragraph, the conversion rate, which is the number of newly issued shares of our Class A common stock issuable upon an automatic conversion of each share of our Series A mandatory convertible preferred stock on the conversion date, will, subject to adjustment under certain circumstances as described under “—Anti-dilution Adjustments” below, be as follows:

•	If the “applicable market value” of our Class A common stock, which is the average of the closing prices per share of our Class A common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the conversion date, is equal to or greater than $34.16, then the conversion rate, which is equal to $1,000.00 divided by $34.16, will be 29.2760 shares of our Class A common stock per share of our Series A mandatory convertible preferred stock, or 0.7319 shares of our Class A common stock per depositary share. Accordingly, if the market price for our Class A common stock increases to an amount that is greater than $34.16 on the conversion date, the aggregate market value of the shares of our Class A common stock issued upon conversion of each share of our Series A mandatory convertible preferred stock, assuming that this market value is the same as the applicable market value of our Class A common stock, will be greater than $1,000.00, or greater than $25.00 per depositary share.

•	If the applicable market value of our Class A common stock is less than $34.16 but greater than $28.00, the conversion rate will be equal to $1,000.00 divided by the applicable market value of our Class A common stock per share of our Series A mandatory convertible preferred stock, or $25.00 divided by the applicable market value of our Class A common stock per depositary share. Accordingly, if the market price for our Class A common stock increases but that market price is less than $34.16 on the conversion date, the aggregate market value of the shares of our Class A common stock issued upon conversion of each share of our Series A mandatory convertible preferred stock, assuming that this market value is the same as the applicable market value of our Class A common stock, will equal $1,000.00, or $25.00 per depositary share.

•	If the applicable market value of our Class A common stock is less than or equal to $28.00, the conversion rate, which is equal to $1,000.00 divided by $28.00, will be 35.7160 shares of our Class A common stock per share of our Series A mandatory convertible preferred stock, or 0.8929 shares of our Class A common stock per depositary share. Accordingly, if the market price for our Class A common stock decreases to an amount that is less than $28.00 on the conversion date, the aggregate market value of the shares of our Class A common stock issued upon conversion of each share of our Series A mandatory convertible preferred stock, assuming that the market value is the same as the applicable market value of our Class A common stock, will be less than $1,000.00, or less than $25.00 per depositary share, and if the market price equals $28.00, the aggregate market value of those shares, assuming that this market is the same as the applicable market value of our Class A common stock, will equal $1,000.00, or $25.00 per depositary share.

Holders of our Series A mandatory convertible preferred stock (or the corresponding depositary shares) will realize the entire decline in equity value if, at the applicable conversion date, the applicable market value of our Class A common stock is less than $28.00.

In each of the three bullet points of the second preceding paragraph above, the number of newly issued shares of our Class A common stock issuable upon conversion of each share of our Series A mandatory convertible preferred stock on the automatic conversion date will be increased by an amount equal to any accrued and unpaid dividends on our Series A mandatory convertible preferred stock on the automatic conversion date (taking into account any payment of such dividends on the conversion date) divided by the current market price per share of our Class A common stock.

For purposes of determining the applicable market value or the current market price for any class of our common stock, the closing price of such class of our common stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of such class of our common stock on the New York Stock Exchange on that date. If such class of our common stock is not listed on the New York Stock Exchange on any date, the closing price of such class of our common stock on any date of determination means the closing sales price as reported in the composite transactions for the principal U.S. securities exchange on which such class of our common stock is so listed or quoted, or if such class of our common stock is not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market, or, if such class of our common stock is not so reported, the last quoted bid price for such class of our common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if that bid price is not available, the market value of such class of our common stock on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A trading day is a day on which our common stock:

•	is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

Provisional conversion at our option

Prior to the automatic conversion date, if the closing price of our Class A common stock has exceeded $51.24 for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date, we may, at our option, cause the conversion of all, but not less than all, the shares of our Series A mandatory convertible preferred stock then outstanding into shares of our Class A common stock at a conversion rate of 29.2760 shares of our Class A common stock for each share of our Series A mandatory convertible preferred stock, or 0.7319 shares for each depositary share, subject to adjustment under certain circumstances as described under “—Anti-dilution Adjustments” below; provided that we notify you by mail of the optional conversion within such 30 day period. The date specified in such notice for the optional conversion shall be at least 30 days but no more than 60 days from the date of such notice. We will be able to cause this conversion only if, in addition to issuing you shares of our Class A common stock, we pay you in cash or shares of Class A common stock in the manner described above:

•	an amount equal to any accrued and unpaid dividends on your shares of our Series A mandatory convertible preferred stock, whether or not declared, and

•	the present value of all remaining dividend payments on your shares of Series A mandatory convertible preferred stock through and including September 1, 2006, in each case, out of legally available assets.

The present value of the remaining dividend payments will be computed using a discount rate equal to the Treasury Yield. “Treasury Yield” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for conversion (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term to September 1, 2006, provided, however, that if the then remaining term to September 1, 2006 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the then remaining term to September 1, 2006 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

Conversion at the option of the holder

The holders of shares of Series A mandatory convertible preferred stock have the right to convert them, in whole or in part, at any time prior to the automatic conversion date, into shares of our Class A common stock at the rate, which we refer to as the optional conversion rate, of 29.2760 shares of our Class A common stock for each share of our Series A mandatory convertible preferred stock, or 0.7319 shares for each depositary share, subject to adjustment under certain circumstances as described under “—Anti-dilution Adjustments” below.

Holders of shares of Series A mandatory convertible preferred stock at the close of business on a record date for any payment of dividends will receive the dividend then payable on that Series A mandatory convertible preferred stock on the corresponding dividend payment date even if optional conversion of our Series A mandatory convertible preferred stock occurs between that record date and the corresponding dividend payment date. However, if you surrender shares of our Series A mandatory convertible preferred stock for conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next succeeding dividend payment date, you must include with shares of our Series A mandatory convertible preferred stock a cash payment of an amount equal to the dividend on our Series A mandatory convertible preferred stock which is to be paid on that dividend payment date.

Except as described above, upon any optional conversion of our Series A mandatory convertible preferred stock, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on that Series A mandatory convertible preferred stock, or for dividends or distributions on the shares of our Class A common stock issued upon conversion.

Early conversion upon cash merger

Prior to the automatic conversion date, if we are involved in a merger in which at least 30% of the consideration for all or any class of our common stock consists of cash or cash equivalents, which we refer to as a cash merger, then on or after the date of the cash merger, each holder of shares of Series A mandatory convertible preferred stock that thereafter remain outstanding, if any, will have the right to accelerate and convert our Series A mandatory convertible preferred stock at the conversion rate (determined in accordance with its application under “—Automatic Conversion”) in effect immediately before the cash merger. We refer to this right as the merger early conversion right. We will provide each of the holders with a notice of the completion of a cash merger within five business days thereof. The notice will specify a date, the early conversion date, which shall be not less than 20 nor more than 30 days after the date of the notice, on which the optional early conversion will occur and a date by which each holder’s merger early conversion right must be exercised. The notice will set forth, among other things, the applicable conversion rate and the amount of the cash, securities and other consideration receivable by the holder upon conversion. To exercise the merger early conversion right, you must deliver to us, at least one business day before the early conversion date, the certificate evidencing your shares of Series A mandatory convertible preferred stock, if our Series A mandatory convertible preferred stock is held in certificated form (or the corresponding depositary shares). If you exercise the merger early conversion right, we will deliver to you on the early conversion date the kind and amount of securities, cash or other property that you would have been entitled to receive if you had converted your shares of Series A mandatory convertible preferred stock immediately before the cash merger at the conversion rate (determined in accordance with its application under “—Automatic Conversion”) in effect at such time. If you do not elect to exercise your merger early conversion right, you will receive for your shares of Series A mandatory convertible preferred stock that remain outstanding, if any, cash, securities or other property into which our Class A common stock was converted at the conversion rate (after giving effect to the adjustments set forth in “—Anti-dilution Adjustments” below).

Anti-dilution adjustments

The formula for determining the conversion rate, including as a result of the operation of “—Automatic Conversion,” ”—Provisional Conversion at Our Option,” “—Conversion at the Option of the Holder” and “—Early Conversion upon Cash Merger,” may be adjusted if certain events occur, including (without duplication):

•	the payment of a dividend or other distribution on any class of our common stock in shares of common stock;

•	the issuance to all holders of any class of our common stock of (i) options, warrants or other rights, other than under any dividend reinvestment or share purchase or similar plans, entitling them to subscribe for or purchase our common stock, or (ii) securities that by their terms are convertible or exchangeable into our common stock, in each case, at less than the current market price of such class of our common stock;

•	subdivisions, splits, combinations and reclassifications of any class of our common stock;

•	distributions to all holders of any class of our common stock of evidences of our indebtedness, shares of capital stock, securities or other assets (excluding any dividend or distribution covered by the first bullet point above or issuance covered by the second bullet point above and any dividend or distribution paid in cash);

•	the successful completion of a tender or exchange offer made by us or any subsidiary of ours for any class of our common stock that involves an aggregate consideration that, when combined with (i) any cash and the fair market value of other consideration payable in respect of any other tender or exchange offer by us or a subsidiary of ours for any class of our common stock concluded within the preceding 12 months and (ii) the aggregate amount of any all-cash distributions to all holders of any class of our common stock made within the preceding 12 months, exceeds 10% of our aggregate market capitalization on the date of expiration of such tender or exchange offer; and

•	distributions consisting of cash to all holders of any class of our common stock. If we distribute cash, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which will be the current market price of a share of such class of our common stock on the record date, and (2) the denominator of which will be the same price of a share on the record date less the per share amount of the distribution.

For purposes of any adjustment to the conversion rate, the “current market price” per share of any class of our common stock on any day means the average of the daily closing prices for the five consecutive trading days preceding the earlier of the day preceding the day in question and the day before the “ex date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term “ex date,” when used with respect to any such issuance or distribution, means the first date on which the applicable class of our common stock trades without the right to receive such issuance or distribution.

In the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause any class of our common stock to be converted into the right to receive other securities, cash or property, each share of Series A mandatory convertible preferred stock that thereafter remains outstanding would, without the consent of the holders of shares of Series A mandatory convertible preferred stock, become convertible into such other securities, cash or property instead of our Class A common stock. In such event, on the applicable conversion date, the conversion rate then in effect, as adjusted, will be applied to the value on the applicable conversion date of the securities, cash or property a holder would have received if it had held the shares covered by our Series A mandatory convertible preferred stock when the applicable transaction occurred. Holders have the right to settle their obligations under our Series A mandatory convertible preferred stock early in the event of certain cash mergers as described under “—Early Conversion upon Cash Merger.”

If at any time we make a distribution of property to any holders of any class of our common stock holders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes (that is, distributions, evidences of indebtedness or assets, but generally not dividends payable in shares of any class of our common stock or rights to subscribe for any class of our common stock), and, pursuant to the conversion rate adjustment provisions of our Series A mandatory convertible preferred stock, the conversion rate is increased, that increase may be deemed to be the receipt of taxable income to holders of shares of Series A mandatory convertible preferred stock. See “Certain United States Federal Income Tax Consequences—U.S. Holders—Change in Conversion Ratio.”

In the case of the payment of a dividend or other distribution on any class of our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of such class of our common stock plus the fair market value, determined as described below, of those shares of capital stock or similar equity interests so distributed applicable to one share of such class of our common stock and the denominator of which is the current market price of such class of our common stock.

The adjustment to the conversion rate under the preceding paragraph will occur on the date that is the earlier of:

•	the tenth trading day following the effective date of the spin-off; and

•	the date of the securities being offered in the initial public offering of the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, initial public offering means the first time securities of the same class or type as the securities being distributed in the spin-off are offered to the public for cash.

In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of the applicable class of our common stock means the average of the closing sale prices of those securities over the first 10 trading days following the effective date of the spin-off. Also, for purposes of such a spin-off, the current market price of the applicable class of our common stock means the average of the closing sale prices of such class of our common stock over the first 10 trading days following the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of the applicable class of our common stock means the closing sale price of such class of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as a dividend or distribution for U.S. federal income tax purposes or for any other reasons.

Adjustments to the conversion rate will be calculated to the nearest  1/10,000th of a share. No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in the conversion rate. If any adjustment is not required to be made because it would not change the conversion rate by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment.

We will be required, as soon as practicable following the occurrence of an event that requires adjustment in the conversion rate or if we elect to adjust the conversion rate, to provide written notice to the holders of shares of Series A mandatory convertible preferred stock of the occurrence of that event. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to the conversion rate was determined and setting forth the revised conversion rate.

Each adjustment to the conversion rate will result in a corresponding adjustment to the number of shares of our Class A common stock issuable upon early conversion of our Series A mandatory convertible preferred stock.

Fractional shares

No fractional shares of our Class A common stock will be issued to holders of shares of Series A mandatory convertible preferred stock. In lieu of any fractional share of Class A common stock otherwise issuable in respect of the aggregate number of shares of our Series A mandatory convertible preferred stock of any holder which are converted upon mandatory conversion or any optional conversion or issuable in respect of any dividend payment upon mandatory conversion payable in shares of our Class A common stock, that holder will be entitled to receive an amount in cash equal to the same fraction of:

•	in the case of automatic conversion, the current market price of a share of Class A common stock; or

•	in the case of an optional conversion, the closing price per share of our Class A common stock determined as of the second trading day immediately preceding the effective date of conversion.

Common stock rights

Reference is made to the “Description of Common Stock” below for a description of the rights of holders of Class A common stock to be delivered upon conversion of shares of our Series A mandatory convertible preferred stock.

Liquidation rights

In the event of our voluntary or involuntary liquidation, our dissolution or the winding up of our affairs, the holders of shares of Series A mandatory convertible preferred stock (and the corresponding depositary shares) will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made on our common stock or any future class of securities which ranks junior to our Series A mandatory convertible preferred stock as to the distribution of assets upon our voluntary or involuntary liquidation, our dissolution or the winding up of our affairs, a liquidating distribution in the amount of $1,000 per share, or $25 per depositary share, plus an amount equal to the sum of all accrued and unpaid dividends, whether or not declared, for the then-current dividend period and all prior dividend periods.

For the purpose of the last paragraph, none of the following will constitute a voluntary or involuntary liquidation, dissolution or winding up of our affairs:

•	the sale of all or substantially all of our property or business;

•	our merger or consolidation into or with any other person or corporation; or

•	the merger or consolidation of any other person or corporation into or with us.

After the payment to the holders of shares of Series A mandatory convertible preferred stock of the full preferential amounts provided above, the holders of shares of Series A mandatory convertible preferred stock will have no right or claim to any of our remaining assets.

In the event our assets available for distribution to the holders of shares of Series A mandatory convertible preferred stock upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, are insufficient to pay in full all amounts to which the holders are entitled as provided above, no such distribution will be made on account of any other stock ranking equally with our Series A mandatory convertible preferred stock as to the distribution of assets upon that liquidation, dissolution or winding up unless a pro rata distribution is made on our Series A mandatory convertible preferred stock, with the amount allocable to each series of parity stock determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and distributions to the shares of each series being made on a pro rata basis.

Voting rights

The holders of the shares of Series A mandatory convertible preferred stock are not entitled to any voting rights, except as required by applicable state law.

We will not, without the approval of the holders of at least 66 2/3% of the shares of our Series A mandatory convertible preferred stock then outstanding amend, alter or repeal, whether by way of merger, consolidation or otherwise, any provision of our restated certificate of incorporation, as amended, or of the certificate of designation which would materially and adversely affect any right, preference, privilege or voting power of the Series A mandatory convertible preferred stock or of the holders thereof.

We will not, without the approval of the holders, voting together as a single class, of at least 66 2/3% of the shares of our Series A mandatory convertible preferred stock then outstanding and all shares of any other series of our preferred stock ranking equally to our Series A mandatory convertible preferred stock as to payment of dividends or the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs:

•	issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock of any class ranking senior to our Series A mandatory convertible preferred stock as to dividends or upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs; or

•	reclassify any of our authorized stock into any stock of any class, or any obligation or security convertible into or evidencing a right to purchase such stock, ranking senior to our Series A mandatory convertible preferred stock as to dividends or upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs.

No such vote will be required for us to take any of these actions to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock of any class ranking equally with or junior to our Series A mandatory convertible preferred stock as to dividends and upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs.

Miscellaneous

We will at all times reserve and keep available out of our authorized and unissued Class A common stock, solely for issuance upon the conversion of our Series A mandatory convertible preferred stock, that number of shares of Class A common stock as shall from time to time be issuable upon the conversion of all the shares of Series A mandatory convertible preferred stock then outstanding. Our Series A mandatory convertible preferred stock converted into our Class A common stock or otherwise reacquired by us shall resume the status of authorized and unissued shares of our preferred stock, undesignated as to series, and shall be available for subsequent issuance.

Transfer agent, registrar and paying agent

Mellon Investor Services LLC will act as transfer agent, registrar and paying agent for the payment of dividends for our Series A mandatory convertible preferred stock.

Title

We, the transfer agent, registrar and paying agent may treat the registered holder of shares of Series A mandatory convertible preferred stock as the absolute owner of those shares for the purpose of making payment, settling the related conversions and for all other purposes.

Replacement of Series A Mandatory Convertible Preferred Stock Certificates

If physical certificates evidencing the Series A mandatory convertible preferred stock are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

We, however, are not required to issue any certificates representing shares of Series A mandatory convertible preferred stock on or after the applicable conversion date. In place of the delivery of a replacement certificate following the applicable conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our Class A common stock issuable pursuant to the terms of our Series A mandatory convertible preferred stock formerly evidenced by the certificate.

DESCRIPTION OF COMMON STOCK

The following descriptions of our common stock and certain provisions of our Restated Certificate of Incorporation and Amended and Restated By-Laws are summaries and are not complete. You should carefully review the provisions of our certificate of incorporation and by-laws and appropriate provisions of the Delaware General Corporation Law.

Our authorized common stock consists of 305,000,000 shares, of which 275,000,000 shares are Class A common stock, par value $.01 per share, 30,000,000 shares are Class B common stock, par value $.01 per share and 1,000,000 shares are preferred stock, par value $.01 per share. At May 31, 2003, we had 82,678,814 shares of Class A common stock outstanding and held of record by 983 stockholders, 12,070,770 shares of Class B common stock outstanding and held of record by 243 stockholders and no preferred stock issued and outstanding. In addition, at May 31, 2003, options to purchase an aggregate of 13,179,944 shares of Class A common stock were outstanding.

All shares of Class A common stock and Class B common stock currently outstanding are validly issued and fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

General

The rights of holders of Class A common stock and Class B common stock are identical except for voting, dividends and conversion rights.

Voting

Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share. Holders of Class A common stock, voting as a class, are entitled to elect at least one fourth of the members of our board of directors to be elected at a meeting of stockholders, and holders of Class B common stock, voting as a class, are entitled to elect the remaining directors for as long as the outstanding shares of Class B common stock is at least 12½% of the aggregate number of outstanding shares of Class A and Class B common stock. Assuming the completion of the concurrent offering of 9,500,000 shares of Class A common stock (or up to 10,925,000 shares of our Class A common stock if the underwriters exercise their over-allotment in full), the number of outstanding shares of Class B common stock will be less than 12½% of the aggregate number of outstanding shares of Class A common stock and Class B common stock, as a result of which the holders of Class A common stock, who will still be entitled to elect at least one fourth of the directors, will also become entitled to vote as a single class with holders of Class B common stock for the election of the remaining directors, provided that the holders of Class A common stock shall continue to have one vote per share and the holders of Class B common stock shall continue to have 10 votes per share.

On all other matters submitted to a vote of the stockholders, the holders of Class A common stock and Class B common stock vote together as a single class, except where a separate class vote is required under Delaware law.

Dividends

If we pay a cash dividend on Class B common stock, each share of Class A common stock will receive an amount at least 10% greater than the amount of the cash dividend per share paid on Class B common stock. In addition, our board of directors may declare and pay a dividend on Class A common stock without paying any dividend on Class B common stock. The indentures for our outstanding senior notes and our outstanding senior subordinated notes, and our bridge loans and senior credit facilities, may restrict the payment of cash dividends under certain circumstances. In addition, any supplemental indentures for the debt securities may restrict or prohibit the payment of dividends.

Conversion

Each share of Class B common stock is convertible into one fully paid and non-assessable share of Class A common stock at the option of the holder at any time. The shares of Class A common stock are not convertible into or exchangeable for shares of Class B common stock or any of our other securities.

Other Provisions

Holders of Class A common stock and Class B common stock are entitled to share pro rata in the distribution of our assets available for such purpose in the event of our liquidation, dissolution or winding up, after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock, if any. Holders of Class A common stock and Class B common stock have no preemptive rights to subscribe for any additional securities of any class which we may issue, and there are no redemption provisions or sinking fund provisions applicable to any such classes, nor is the Class A common stock and Class B common stock subject to calls or assessments.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Series A mandatory convertible preferred stock and the Class A common stock acquired upon conversion of our Series A mandatory convertible preferred stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended. Treasury regulations promulgated under the Code, administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This summary assumes that our Series A mandatory convertible preferred stock, or Class A common stock after conversion, is held by holders as capital assets, within the meaning of Section 1221 of the Code. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	expatriates;

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, or

•	persons that will hold our Series A mandatory convertible preferred stock, or Class A common stock, as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction.

If a partnership holds our Series A mandatory convertible preferred stock, or Class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Series A mandatory convertible preferred stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our Series A mandatory convertible preferred stock, or Class A common stock.

As used herein, the term “U.S. Holder” means a person or entity that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or a trust which is subject to the supervision of a court within the United States and the control of a U.S. person as described in Section 7701(a)(30) of the Code. A “Non-U.S. Holder” is a holder of Series A mandatory convertible preferred stock, or Class A common stock, that is an individual, corporation, estate or trust that is not a U.S. Holder.

THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Depositary Share Arrangement

Each depositary share represents  1/40 of a share of Series A mandatory convertible preferred stock deposited under the deposit agreement. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, to all of the rights and preferences of the preferred stock represented thereby and subject, proportionately, to all of the limitations of the preferred stock represented thereby, as contained in the certificate of designation for the preferred stock. As a result, a holder who holds depositary shares will generally be treated, for U.S. federal income tax purposes, as the owner of its proportionate interest in the underlying shares of preferred stock held by the depositary. Accordingly, no gain or loss will be recognized upon the exchange of the depositary shares for the holder’s proportionate interest in the shares of preferred stock represented thereby, the holder’s tax basis in such shares of the preferred stock will be the same as its tax basis in the depositary shares surrendered therefor, and the holding period of such shares of the preferred stock will include the holding period during which the holder held the surrendered depositary shares. The U.S. federal income tax treatment for holders who hold depositary shares is generally the same as the U.S. federal income tax treatment described below for holders who hold shares of the underlying preferred stock directly, and references in this discussion to shares of the preferred stock are intended to include depositary shares where appropriate.

U.S. Holders

Distributions

A distribution of cash on our Series A mandatory convertible preferred stock (or common stock) will be treated as a dividend to the extent of our current or accumulated earnings and profits attributable to the distribution as determined under U.S. federal income tax principles. The amount of our earnings and profits at any time will depend upon our future actions and financial performance. If the amount of the distribution exceeds our current and accumulated earnings and profits attributable to the distribution, the distribution will next be treated as a nontaxable return of capital and will be applied against and reduce a holder’s adjusted tax basis in our Series A mandatory convertible preferred stock (or common stock), but not below zero. The reduction in tax basis will increase the amount of any gain, or reduce the amount of any loss, which a U.S. Holder would otherwise realize on the sale or other taxable disposition of our Series A mandatory convertible preferred stock (or common stock). If the distribution exceeds both our current and accumulated earnings and profits attributable to the distribution and a U.S. Holder’s adjusted tax basis in our Series A mandatory convertible preferred stock (or common stock), the excess will be treated as capital gain and will be long-term capital gain provided the holder has held such stock at the time of the distribution for more than one year.

If we pay dividends in shares of our Class A common stock by delivering such shares to the transfer agent to be sold automatically on the holders’ behalf, a U.S. Holder will be treated as receiving a taxable dividend subject to the rules described above. Although the matter is not free from doubt, we intend to treat such U.S. Holder as receiving a taxable dividend equal to the net cash proceeds received (which will equal the cash dividend payable). If this position is not respected, the Internal Revenue Service may treat such U.S. Holder as (i) receiving a taxable dividend equal to the fair market value of the Class A common stock on the date received by the transfer agent (generally, the average of the high and low trading prices on the delivery date) and (ii) recognizing capital gain or loss equal to the difference between the amount of the net cash proceeds received and the U.S. Holder’s adjusted tax basis in our Class A common stock disposed (which, for this purpose, will equal the fair market value of our Class A common stock on the date received by the transfer agent).

Corporate investors in our Series A mandatory convertible preferred stock (or common stock) generally should be eligible for the 70% dividends-received deduction with respect to the portion of any distribution on the stock taxable as a dividend. However, there are many exceptions and restrictions relating to the availability of such dividends-received deduction including but not limited to the holding period rules of Section 246(c) of the Code, the rules of Section 246A which reduce the dividends-received deduction on dividends on certain debt-financed stock, and the rules in Section 1059 of the Code that reduce the basis of stock (and may require recognition of taxable gain) in respect of certain extraordinary dividends, as well as the effect of the dividends-

received deduction on the determination of alternative minimum tax liability. Corporate investors are urged to consult their tax advisors with respect to the availability of the dividends-received deduction for dividends paid on our Series A mandatory convertible preferred stock (or common stock).

Under recently enacted U.S. federal income tax legislation, noncorporate U.S. Holders who receive distributions on our Series A mandatory convertible preferred stock (or common stock) that are treated as dividends for U.S. federal income tax purposes may be subject to U.S. federal income taxation at the reduced rates applicable to long-term capital gains, not exceeding 15%. This tax relief is available for “qualified dividend income” received in tax years beginning after December 31, 2002 and on or before December 31, 2008. Unless this tax reduction is extended by future legislation, qualified dividend income received in tax years beginning on or after January 1, 2009 will be taxed at the rates applicable to ordinary income (currently, up to 35%). “Qualified dividend income” does not include dividends on stock with respect to which the holder does not meet a minimum holding period requirement or dividends on stock to the extent the holder is obligated to make related payments with respect to substantially similar or related property (e.g., pursuant to a short sale of such stock). Noncorporate investors are urged to consult their tax advisers with respect to the applicability of this lower tax rate to dividends paid on our Series A mandatory convertible preferred stock (or common stock).

Conversion

No gain or loss generally will be recognized upon conversion of shares of our Series A mandatory convertible preferred stock into shares of our Class A common stock, except with respect to any cash paid in lieu of fractional shares of our Class A common stock. However, under certain circumstances, a U.S. Holder of Series A mandatory convertible preferred stock may recognize dividend income to the extent that it receives cash or Class A common stock in respect of dividends in arrears on such stock at the time of conversion into Class A common stock.

A U.S. Holder who receives cash in lieu of fractional shares will be treated as receiving a cash distribution taxable in accordance with the treatment described above for distributions if the receipt of the cash in lieu of fractional shares has “the effect of the distribution of a dividend.” In such a case, a U.S. Holder’s tax basis (reduced for amounts, if any, treated as return of capital) in our Series A mandatory convertible preferred stock that is allocable to the fractional share will be transferred to the Class A common stock received upon conversion of our Series A mandatory convertible preferred stock subject, in the case of a corporate taxpayer, to reduction or possible gain recognition under Section 1059 of the Code. If the receipt of the cash in lieu of fractional shares does not have “the effect of the distribution of a dividend,” a U.S. Holder who receives cash in lieu of fractional shares will recognize gain or loss in an amount equal to the difference between the portion of such holder’s tax basis in our Series A mandatory convertible preferred stock that is allocable to the fractional share and the cash payment received in lieu thereof. Such gain or loss would be capital gain and would be long-term capital gain if the holding period exceeded one year.

If there is a Provisional Conversion, a holder will be entitled to receive an additional cash payment representing the present value of future dividends that would have been payable on our Series A mandatory convertible preferred stock (“additional cash amount”) when the holder converts our Series A mandatory convertible preferred stock into Class A common stock. The income tax consequences regarding receipt of the additional cash amount are unclear. The additional cash amount could be treated as a distribution, taxed as a dividend (to the extent of our current and accumulated earnings and profits) as described above under “Distributions.” Alternatively, the additional cash amount could be treated as an additional payment received in connection with the conversion of our Series A mandatory convertible preferred stock into Class A common stock, in which case any gain realized by a holder on such conversion (i.e., the excess (if any) of the amount of cash and the fair market value of Class A common stock received over the adjusted tax basis of our Series A mandatory convertible preferred stock relinquished) would be recognized to the extent of the additional cash amount. This recognized gain would be taxable as a dividend, to the extent of our current and accumulated earnings and profits, if the receipt of the additional cash amount has “the effect of the distribution of a dividend.” Gain recognized in excess of a holder’s ratable share of our current and accumulated earnings and profits would be capital gain. If the receipt of the additional cash amount does not have “the effect of the distribution of a dividend,” the gain recognized by a U.S. Holder would be capital gain and would be long-term capital gain if the holding period exceeded one year.

To determine if the receipt of the additional cash amount or the cash paid in lieu of fractional shares has “the effect of the distribution of a dividend,” a U.S. Holder will be treated as if is received solely our Class A common stock upon conversion of our Series A mandatory convertible preferred stock and then exchanged the extra shares of Class A common stock for the cash received. The receipt of the additional cash will be treated as having the “effect of the distribution of a dividend” unless the deemed redemption of the Class A common stock meets certain tests set forth in Section 302(b) of the Code. Prospective investors are advised to consult their tax advisors to determine the tax treatment of the receipt of the additional cash.

The tax basis of the Class A common stock received upon conversion of shares of Series A mandatory convertible preferred stock generally will be equal to the tax basis of the shares of Series A mandatory convertible preferred stock so converted and the holding period of the Class A common stock generally will include the holding period of the shares of Series A mandatory convertible preferred stock converted. However, the tax basis of any Class A common stock received on conversion and treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of such Class A common stock will commence on the day after its receipt.

Change in Conversion Ratio

U.S. Holders of Series A mandatory convertible preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend when the conversion ratio is adjusted. An adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the U.S. Holders, however, generally will not be considered to result in constructive distribution of stock. Certain of the possible adjustments provided in our Series A mandatory convertible preferred stock, including those in connection with the special conversion rights applicable to our Series A mandatory convertible preferred stock, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If a nonqualifying adjustment were made (or if adjustments are not made in certain cases), the U.S. Holders of Series A mandatory convertible preferred stock might be deemed to have received a taxable stock distribution. In such case, the amount of the dividend to be included in income would be the fair market value of the additional Class A common stock to which U.S. Holders of Series A mandatory convertible preferred stock would be entitled by reason of the increase in such holder’s proportionate equity interest in Constellation to the extent of our current and accumulated earnings and profits.

Sale or other Taxable Disposition

A U.S. Holder who sells or otherwise disposes of Series A mandatory convertible preferred stock (or common stock) in a taxable transaction will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and the U.S. Holder’s adjusted tax basis in the stock disposed. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the holding period exceeded one year. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the amount of dividends paid during each calendar year and to the proceeds received on the sale of our stock, unless a holder is an exempt recipient. A backup withholding tax of up to 31% will apply to such payments if a U.S. Holder fails to provide its taxpayer identification number of certification of exempt status or has been notified by the Internal Revenue Service that payments to it are subject to backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

Non-U.S. Holders

Dividends

In general, distributions treated as dividends received by Non-U.S. Holders of our Series A mandatory convertible preferred stock (or common stock) will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such Holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning the holder’s country of residence and entitlement to tax treaty benefits. If a Non-U.S. Holder claims exemption from withholding with respect to dividends effectively connected with the conduct of a business within the United States, such holder will be required to provide an appropriate certification to Constellation or our paying agent.

A Non-U.S. Holder can generally meet the certification requirement by providing a properly executed Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form. If the Non-U.S. Holder holds our Series A mandatory convertible preferred stock (or common stock) through a financial institution or other agent acting on the holder’s behalf, the holder may be required to provide appropriate certifications to the agent. The holder’s agent will then generally be required to provide appropriate certifications to us. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS, and such intermediaries generally are not required to forward any certification forms received from Non-U.S. Holders.

Sale or Other Taxable Disposition

Non-U.S. Holders generally will not be subject to U.S. federal income taxation, including by way of withholding, on gain recognized on a disposition of Series A mandatory convertible preferred stock (or common stock) so long as (i) the gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or if a tax treaty applies, the gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder): (ii) in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met and (iii) we are not and have not been a “U.S. real property holding corporation,” within the meaning of Section 897 of the Code for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

We believe we are not and do not anticipate becoming a U.S. real property holding corporation.

Conversion

Non-U.S. Holders generally will not recognize any gain or loss for U.S. federal income tax purposes upon conversion of our Series A mandatory convertible preferred stock into our Class A common stock, except with respect to any cash paid in lieu of fractional shares. Cash received in lieu of fractional shares will be treated as a distribution, subject to the rules described above under “Dividends,” if the receipt of such cash has “the effect of the distribution of a dividend,” or as an amount received in exchange for our Series A mandatory convertible preferred stock that is allocable to the fractional share, subject to the rules described above under “Sale or Other Taxable Distribution,” if the receipt of such cash does not have “the effect of the distribution of a dividend.” See “U.S. Holders—Conversion.” A Non-U.S. Holder may recognize dividend income to the extent that it receives cash or Class A common stock in respect of dividends in arrears on our Series A mandatory convertible preferred stock at the time of conversion into our Class A common stock. A Non-U.S. Holder may recognize capital gain or dividend income when the holder receives an additional cash amount. See “U.S. Holders—Conversion.” Such capital gain or dividend would be subject to the rules described above under “Sale or Other Taxable Disposition” or “Dividends,” respectively.

We intend to withhold tax at a rate of 30% on any payment of cash in lieu of fractional shares or additional cash amount, unless we receive certain certifications from the Non-U.S. Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with the holder’s conduct of a trade or business in the United States. If we withhold tax from any payment of such amounts made to a Non-U.S. Holder and such payment were determined not to be subject to U.S. federal tax, a Non-U.S. Holder would be entitled to a refund of any tax withheld.

Information Reporting; Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to each Non-U.S. Holder on our stock (and the tax withheld with respect thereto), regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding will generally not apply to payments of dividends made by us to a Non-U.S. Holder of Series A mandatory convertible preferred stock (or common stock) if the holder has provided its taxpayer identification number or provided the required certification that it is not a U.S. person as described above under “Dividends.” Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if we have actual knowledge, or reason to know, that the holder is a U.S. person.

Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of shares of Series A mandatory convertible preferred stock (or common stock) effected outside the United States by a foreign office or a foreign broker (as defined in applicable Treasury regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the United States by such a broker if it:

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

Payments of the proceeds of a disposition of shares of Series A mandatory convertible preferred stock (or common stock) effected by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the Non-U.S. Holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

Any amount withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

UNDERWRITING

J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of depositary shares set forth opposite the underwriter’s name.

Underwriter	Number of depositary shares
J.P. Morgan Securities Inc.	2,175,000
Citigroup Global Markets Inc.	2,175,000
UBS Securities LLC	1,650,000

Total	6,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the depositary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the depositary shares.

The underwriters propose to offer some of the depositary shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the depositary shares to dealers at the public offering price less a concession not to exceed $0.45 per share. If all of the depositary shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 820,000 additional depositary shares of at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional depositary shares approximately proportionate to that underwriter’s initial purchase commitment.

Members of the Sands family and their related entities and we and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, subject to certain exceptions, they and we will not, without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., dispose of or hedge any depositary shares or shares of any class of our common stock or any securities convertible into or exchangeable for any class of our common stock. J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any depositary shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to:

—	anything done by it in relation to the depositary shares included in this offering in, from or otherwise involving the United Kingdom; and

—	the offer in The Netherlands of the depositary shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and Finance companies and treasury departments of large enterprises).

We have applied to list our depositary shares on the New York Stock Exchange under the symbol “STZ Pr A.” Our Class A common stock is listed on the New York Stock Exchange under the symbol “STZ.”

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional depositary shares.

	Paid by Constellation Brands, Inc.
	No Exercise	Full Exercise
Per depositary share	$0.75	$0.75
Total	$4,500,000	$5,115,000

In connection with this offering, the underwriters may purchase and sell depositary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of depositary shares in excess of the number of depositary shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of depositary shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of depositary shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of depositary shares available for purchase in the open market as compared to the price at which they may purchase depositary shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the depositary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of depositary shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing depositary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of depositary shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase depositary shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the depositary shares. They may also cause the price of the depositary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total net expenses of this offering will be approximately $600,000. The underwriters have agreed to reimburse us for certain expenses we incur in connection with the transactions.

Because affiliates of J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and UBS Securities LLC are lenders under our bridge credit facility and will each receive more than 10% of the net proceeds of this offering when we repay that facility, they may be deemed to have a “conflict of interest” with us under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD. When a NASD member with a conflict of interest participates as an underwriter in a public offering, that rule requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In accordance with this rule, SunTrust Capital Markets, Inc. has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, SunTrust Capital Markets, Inc. has performed a due diligence investigation and participated in the preparation of this prospectus supplement. We will pay SunTrust Capital Markets, Inc. $50,000 in cash as compensation for its role as qualified independent underwriter. We have agreed to indemnify SunTrust Capital Markets, Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under our senior credit facility and our bridge facility and Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., and UBS AG, Cayman Islands Branch, an affiliate of UBS Securities LLC, are lenders under our senior credit facility and our bridge facility. The underwriters are also acting as underwriters with respect to the concurrent offering of our Class A common stock for which they will receive a customary underwriting discounts. In connection with this offering, we have entered into an amendment to our senior credit facility for which the lenders under our senior credit facility will receive a cash fee of approximately $744,000.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or distributed electronically by one or more of the underwriters or security dealers. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

An Australian closed end mutual fund of which we own approximately 15.4%, which is managed by an entity of which we own approximately 26%, may purchase up to 200,000 depositary shares in this offering.

LEGAL OPINIONS

Certain legal matters in connection with the offering, including the validity of the Series A mandatory convertible preferred stock represented by the depositary shares and offered through this prospectus supplement and the Class A common stock issuable upon the conversion thereof, will be passed upon for us by McDermott, Will & Emery. Bernard S. Kramer, a partner of McDermott, Will & Emery holds 2,400 shares of Class A common stock individually and as custodian for his children. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of Constellations Brands, Inc. as of and for the fiscal year ended February 28, 2003 incorporated by reference in this prospectus supplement have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing. The audit report on the February 28, 2003 consolidated financial statements refers to KPMG LLP’s audit of the disclosures added and reclassifications and adjustments that were applied to restate the February 28, 2002 and 2001 consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the February 28, 2001 and 2002 consolidated financial statements other than with respect to such disclosures, reclassifications and adjustments.

The audited consolidated financial statements of Constellation Brands, Inc. as of February 28, 2002 and for the fiscal years ended February 28, 2001 and 2002 incorporated by reference in this prospectus supplement and elsewhere in the related registration statement to the extent indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports, except in those instances where it is indicated otherwise. Arthur Andersen LLP has not reissued its audit report with respect to our audited consolidated financial statements prepared by it and incorporated by reference in this prospectus supplement. In addition, Arthur Andersen LLP has not consented to the inclusion of its audit report in our Annual Report on Form 10-K for the fiscal year ended February 28, 2003 and incorporated by reference herein. As a result, you will probably not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our consolidated financial statements that were audited by Arthur Andersen LLP. Even if you were able to assert such a claim successfully, as a result of its conviction and other lawsuits and claims, Arthur Andersen LLP may not have sufficient assets to satisfy claims made by us or by our investors that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements audited by Arthur Andersen LLP.

The audited consolidated financial statements of BRL Hardy Limited as of and for the years ended December 31, 2001 and 2002 incorporated in this prospectus supplement by reference to the Constellation Brands, Inc. Current Report on Form 8-K/A filed on July 18, 2003 has been so incorporated in reliance on the report of PricewaterhouseCoopers, chartered accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement:

•	Annual Report on Form 10-K for the fiscal year ended February 28, 2003;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003; and

•	Current Reports on Form 8-K filed on April 9, 2003 (reporting under Item 2 with respect to the Hardy acquisition) and Form 8-K/A filed on July 18, 2003.

This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with this prospectus supplement and the accompanying prospectus. You may request a copy of this information and any of the filings identified above, at no cost, by writing or telephoning us at: Constellation Brands, Inc., Attention: David S. Sorce, Secretary, 300 WillowBrook Office Park, Fairport, New York 14450; telephone number 585-218-3600.

PROSPECTUS

$487,500,000

Constellation Brands, Inc.

Debt Securities, Preferred Stock and Class A Common Stock

We may sell from time to time for proceeds of up to $487,500,000:

•	our debt securities;

•	shares of our preferred stock, which may be represented by depositary shares;

•	shares of our Class A common stock; or

•	any combination of the foregoing.

The debt securities may be guaranteed by our subsidiaries identified in this prospectus.

We will provide specific terms of the securities which we may offer in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Securities may be sold for U.S. dollars, foreign currency or currency units.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “STZ.”

See “Risk Factors” beginning on page 1 for a discussion of certain factors that you should consider before purchasing any securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $487,500,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”, below.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information at the SEC’s public reference rooms in Washington, D.C., New York, New York or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services, at the website maintained by the SEC at “http://www.sec.gov”, and at our own website at “http://www.cbrands.com”. You should be aware that other information contained on our website is not part of this document.

As noted above, we have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on SEC’s website.

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The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the fiscal year ended February 28, 2003;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003;

•	Current Reports on Form 8-K filed on April 9, 2003 (reporting under Item 2 with respect to the Hardy acquisition) and Form 8-K/A filed on July 18, 2003; and

•	The description of our Class A common stock, par value $.01 per share, and Class B common stock, par value $.01 per share, contained in Item 1 of our registration statement on Form 8-A filed on October 4, 1999.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Constellation Brands, Inc., Attention: David S. Sorce, Secretary, 300 WillowBrook Office Park, Fairport, New York 14450; telephone number 585-218-3600.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those set forth in, or implied by, our forward-looking statements. All statements other than statements of historical facts included in this prospectus regarding our business strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements. When used in this prospectus, the words “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause our actual results to differ materially from our expectations, or “cautionary statements,” are disclosed under “Risk Factors” and elsewhere in this prospectus. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

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CONSTELLATION BRANDS, INC.

Constellation Brands, Inc. is a leading international producer and marketer of beverage alcohol in North America, Europe and Australia with a broad portfolio of brands across the wine, imported beer and distilled spirits categories. We have the largest wine business in the world and are the largest multi-category supplier of beverage alcohol brands in the United States. In the United Kingdom, we are the largest marketer of wine and a leading independent drinks wholesaler. We are the largest producer and marketer of wine in Australia. Our strong market positions increase our purchasing power and make us a supplier of choice to our customers.

With our broad product portfolio, we believe we are distinctly positioned to satisfy an array of consumer preferences across all beverage alcohol categories and price points. Many of our products are recognized leaders in their respective categories. Leading brands in our portfolio include Corona Extra, Modelo Especial, Pacifico, St. Pauli Girl, Franciscan Oakville Estate, Simi, Estancia, Ravenswood, Blackstone, Banrock Station, Hardys, Nobilo, Houghton, Leasingham, Almaden, Inglenook, Arbor Mist, Vendange, Alice White, Stowells, Black Velvet, Fleischmann’s, Schenley, Ten High and Blackthorn.

Since our founding in 1945 as a producer and marketer of wine products, we have grown through a combination of internal growth and acquisitions. Our internal growth has been driven by leveraging our existing portfolio of leading brands, developing new products, new packaging and line extensions, and focusing on the faster growing sectors of the beverage alcohol industry.

THE GUARANTORS

The guarantors of the debt securities are the following companies, each of which is a direct or indirect subsidiary of Constellation Brands, Inc.: Allberry, Inc., Barton Beers, Ltd., Barton Beers of Wisconsin, Ltd., Barton Brands of California, Inc., Barton Brands of Georgia, Inc., Barton Brands, Ltd., Barton Canada, Ltd., Barton Distillers Import Corp., Barton Financial Corporation, Barton Incorporated, Batavia Wine Cellars, Inc., Canandaigua B.V., Constellation International Holdings Limited, Canandaigua Limited, Canandaigua Wine Company, Inc., Cloud Peak Corporation, Franciscan Vineyards, Inc., M.J. Lewis Corp., Monarch Import Company, Mt. Veeder Corporation, and Roberts Trading Corp.

If so provided in a prospectus supplement, each of the guarantors will fully and unconditionally guarantee on a joint and several basis our obligations under the debt securities, subject to certain limitations.

RISK FACTORS

Before you buy any securities offered by this prospectus or a prospectus supplement, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors, together with all of the other information in this prospectus, any prospectus supplement and the documents that are incorporated by reference before you decide to acquire any securities.

Our indebtedness could have a material adverse effect on our financial health.

We have incurred substantial indebtedness to finance our acquisitions and we may incur substantial additional indebtedness in the future to finance further acquisitions or for other purposes. Our ability to satisfy our debt obligations outstanding from time to time will depend upon our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control. Therefore, there can be no assurance that our cash flow from operations will be sufficient to meet all of our debt service requirements and to fund our capital expenditure requirements.

Our current and future debt service obligations and covenants could have important consequences to you if you purchase the securities offered by this prospectus. These consequences may include the following:

•	our ability to obtain financing for future working capital needs or acquisitions or other purposes may be limited;

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness, thereby reducing funds available for operations;

•	our ability to conduct our business could be limited by restrictive covenants; and

•	we may be more vulnerable to adverse economic conditions than our less leveraged competitors and, thus, may be limited in our ability to withstand competitive pressures.

The restrictive covenants and provisions in our senior credit facility, our bridge loan agreement and the indentures under which our debt securities are issued include, among others, those restricting additional liens, additional borrowing, the sale of assets, changes of control, the payment of dividends, transactions with affiliates, the making of investments and certain other fundamental changes. Our senior credit facility and our bridge loan agreement also contains restrictions on acquisitions and certain financial ratio tests including a debt coverage ratio, a senior debt coverage ratio, a fixed charges ratio and an interest coverage ratio. These restrictions could limit our ability to conduct business. A failure to comply with the obligations contained in our senior credit facility, our bridge loan agreement, our existing indentures or other loan agreements or indentures entered into in the future could result in an event of default under such agreements, which could require us to immediately repay the related debt and also debt under other agreements that may contain cross-acceleration or cross-default provisions.

Our acquisition and joint venture strategies may not be successful.

We have made a number of acquisitions, including the recent acquisitions of BRL Hardy Limited, now known as Hardy Wine Company Limited, or Hardy, Ravenswood Winery, Inc., wine brands and other assets from Sebastiani Vineyards, Inc. and Tuolomne River Vinters Group, and wine brands and other assets from Corus Brands, Inc., and anticipate that we may, from time to time, acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business. Acquired businesses will need to be integrated with our existing operations. There can be no assurance that we will effectively assimilate the business or product offerings of acquired companies into our business or product offerings. We have also entered into joint ventures and may enter into additional joint ventures.

Acquisitions are also accompanied by risks such as potential exposure to unknown liabilities of acquired companies, the possible loss of key employees and customers of the acquired business. Acquisitions are subject to risks associated with the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to our business and the diversion of management time and attention.

We share control of existing joint ventures and may not have majority interest or control of future joint ventures, and, therefore, there is the risk that our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our interests or goals or those of the joint venture. There is also risk that our joint venture partners may be unable to meet their economic or other obligations and that we may be required to fulfill those obligations alone.

Failure by us or an entity in which we have a joint venture interest to adequately manage the risks associated with any acquisitions or joint ventures could have a material adverse effect on our financial condition or results of operations. There can be no assurance that any of our acquisitions or joint ventures will be profitable.

Competition could have a material adverse effect on our business.

We are in a highly competitive industry and the dollar amount and unit volume of our sales could be negatively affected by our inability to maintain or increase prices, changes in geographic or product mix, a general decline in beverage alcohol consumption or the decision of our wholesale customers, retailers or consumers to purchase competitive products instead of our products. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality and pricing, compared to competitive products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or promotional expenditures to maintain our competitive position or for other reasons.

An increase in excise taxes or government regulations could have a material adverse effect on our business.

In the United States, the United Kingdom, Australia and other countries in which we operate, we are subject to excise and other taxes on beverage alcohol products in varying amounts which have been subject to change. Significant increases in excise taxes on beverage alcohol products could materially and adversely affect our financial condition or results of operations. Recently, many states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. In addition, the beverage alcohol products industry is subject to extensive regulation by federal, state, local and foreign governmental agencies concerning such matters as licensing, trade and pricing practices, required labeling and advertising. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our financial condition or results of operations.

We rely on the performance of wholesale distributors, major retailers and chains for the success of our business.

In the United States, we sell our products principally to wholesalers for resale to retail outlets including grocery stores, package liquor stores, club and discount stores and restaurants. In the United Kingdom and Australia, we sell our products principally to wholesalers and directly to major retailers and chains. The replacement or poor performance of our major wholesalers, retailers or chains or our inability to collect accounts receivable from our major wholesalers, retailers or chains could materially and adversely affect our results of operations and financial condition. Distribution channels for beverage alcohol products have been consolidating in recent years. In addition, wholesalers and retailers of our products offer products which compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that wholesalers or retailers may give higher priority to products of our competitors. In the future, our wholesalers and retailers may not continue to purchase our products or provide our products with adequate levels of promotional support.

Our business could be adversely affected by a decline in the consumption of products we sell.

Although since 1995 there have been modest increases in consumption of beverage alcohol products in most of our product categories, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the United States and other markets in which we participate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

•	a general decline in economic conditions;

•	increased concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

•	a trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices and water products;

•	the increased activity of anti-alcohol consumer groups; and

•	increased federal, state or foreign excise taxes.

We generally purchase raw materials under short-term supply contracts, and we are subject to substantial price fluctuations for grapes and grape-related materials and we have a limited group of suppliers of glass bottles.

Our business is heavily dependent upon raw materials, such as grapes, grape juice concentrate, grains, alcohol and packaging materials from third-party suppliers. We could experience raw material supply, production or shipment difficulties that could adversely affect our ability to supply goods to our customers. We are also directly affected by increases in the costs of raw materials. In the past, we have experienced dramatic increases in the cost of grapes. Although we believe we have adequate sources of grape supplies, in the event demand for certain wine products exceeds expectations, we could experience shortages.

One of our largest components of cost of goods sold is that of glass bottles, which, in the United States and Australia, have only a small number of producers. Currently, substantially all of our glass container requirements for our United States operations are supplied by one producer and substantially all of our glass container requirements for our Australian operations are supplied by another producer. The inability of any of our glass bottle suppliers to satisfy our requirements could adversely affect our business.

Our global operations subject us to currency rate fluctuations and geopolitical uncertainty which could have a material adverse effect on our business.

We have operations throughout the world and, therefore, we are subject to risks associated with currency fluctuations. Subsequent to the Hardy acquisition, our exposure to foreign currency risk has increased significantly as a result of having additional international operations in Australia, New Zealand, the United Kingdom and France. We could experience changes in our ability to obtain or hedge against fluctuations in exchange rates. We could also be affected by nationalizations or unstable governments or legal systems or intergovernmental disputes. These currency, economic and political uncertainties may have a material adverse effect on our results of operation, especially to the extent these matters, or the decisions, policies or economic strength of our suppliers, affect our global operations.

We have a material amount of goodwill, and if we are required to write down goodwill, it would reduce our net income, which in turn could materially and adversely affect our results of operations.

We have a material amount of goodwill, which is the amount by which the costs of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. On March 1, 2002, we adopted the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142 goodwill is no longer amortized, but instead is subject to a periodic impairment evaluation based on the fair value of the reporting unit. Reductions in our net income caused by the write-down of goodwill could materially and adversely affect our results of operations.

The termination or non-renewal of our imported beer distribution agreements could have a material adverse effect on our business.

All of our imported beer products are marketed and sold pursuant to exclusive distribution agreements with the suppliers of these products and are subject to renewal from time to time. Our agreement to distribute Corona Extra and our other Mexican beer brands in 25 primarily western U.S. states expires in December 2006 and, subject to compliance with certain performance criteria, continued retention of certain personnel and other terms of the agreement, will be automatically renewed for additional terms of five years. Changes in control of Constellation Brands, Inc. or its subsidiaries involved in importing the Mexican beer brands, or changes in the chief executive officer of such subsidiaries, may be a basis for the supplier, unless it consents to such changes, to terminate the agreement. The supplier’s consent to such changes may not be unreasonably withheld. Prior to their expiration, all of our imported beer agreements may be terminated if we fail to meet certain performance criteria. We believe that we are currently in compliance with all of our material imported beer distribution agreements. From time to time we have failed, and may in the future fail, to satisfy certain performance criteria in our distribution agreements. It is possible that our beer distribution agreements may not be renewed or may be terminated prior to expiration.

Our financial statements for fiscal years ended prior to February 28, 2003 were audited by Arthur Andersen LLP.

Our consolidated financial statements for fiscal years ended prior to February 28, 2003 were audited by Arthur Andersen LLP.

On August 31, 2002, Arthur Andersen LLP ceased to practice before the SEC. Therefore, Arthur Andersen did not participate in the preparation of our Annual Report on Form 10-K for the fiscal year ended February 28, 2003 that is incorporated by reference into this prospectus (the “2003 Form 10-K”), did not reissue its audit report with respect to the financial statements included in the 2003 Form 10-K, and did not consent to the inclusion of a copy of its previously issued audit report in the 2003 Form 10-K or the incorporation by reference of such report into this prospectus. As a result, holders of our securities may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such holders were able to assert such a claim, because it has ceased operations, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by holders of our securities that might arise under federal securities laws or otherwise with respect to the audit report of Arthur Andersen LLP.

USE OF PROCEEDS

Except as we may otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for working capital and general corporate purposes. Pending the application of the proceeds, we will invest the proceeds in certificates of deposit, U.S. government securities or other interest bearing securities.

DIVIDEND POLICY

Our policy is to retain all of our earnings to finance the development and expansion of our business. In addition, the indentures for our outstanding senior notes and our outstanding senior subordinated notes, and our existing senior credit facility, restrict the payment of dividends. Any supplemental indentures for the debt securities offered by this prospectus may also restrict or prohibit the payment of dividends.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before provision for income taxes plus fixed charges. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense that management believes is representative of the interest component of lease expense. Because we did not have any preferred stock outstanding during the periods indicated below, our ratio of earnings to combined fixed charges and preference dividends for each period is the same as the ratio of earnings to fixed charges.

	For the Three Months Ended May 31,		For the Fiscal Year Ended February 28,			For the Fiscal Year Ended February 29,	For the Fiscal Year Ended February 28,
	2003	2002	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	2.3x	3.1x	4.0x	2.9x	2.4x	2.1x	3.2x

DESCRIPTION OF DEBT SECURITIES

We may offer debt securities under this prospectus, any of which may be issued as convertible or exchangeable debt securities. The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. We will set forth the particular terms of the debt securities we offer in a prospectus supplement. The extent, if any, to which the following general provisions apply to particular debt securities will be described in the applicable prospectus supplement. The following description of general terms relating to the debt securities and the indenture under which the debt securities will be issued are summaries only and therefore are not complete. You should read the indenture and the prospectus supplement regarding any particular issuance of debt securities.

The debt securities will represent our unsecured general obligations, unless otherwise provided in the prospectus supplement. If so provided in a prospectus supplement, the debt securities will have the benefit of the guarantees from the guarantors. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make any funds available therefor, whether by dividends, loans or other payments, other than as expressly provided in the guarantees.

Our ability to service our indebtedness, including the debt securities, is dependent primarily upon the receipt of funds from our subsidiaries. The payment of dividends or the making of loans and advances to us by our subsidiaries are subject to contractual, statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Further, any right we may have to receive assets of any of our subsidiaries upon liquidation or recapitalization of any such subsidiaries (and the consequent right of the holders of debt securities to participate in those assets) will be subject to the claims of our subsidiaries’ creditors. Even in the event that we are recognized as a creditor of a subsidiary, our claims would still be subject to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to our claim.

The debt securities will be issued under an indenture that we have entered into with the guarantors and the trustee. The indenture is subject to, and is governed by, the Trust Indenture Act of 1939.

Except to the extent set forth in a prospectus supplement, the indenture does not contain any covenants or restrictions that afford holders of the debt securities special protection in the event of a change of control or highly leveraged transaction.

The following is a summary of certain provisions of the debt securities that may be issued under the indenture dated February 25, 1999, and is not complete. Debt securities may also be issued under the indenture dated February 21, 2001, as amended, on the same terms as certain debt securities currently outstanding. A description of such debt securities shall be contained in a prospectus supplement. You should carefully read the provisions of particular debt securities we may issue and the indenture under which the debt securities are issued, including the definitions in those documents of certain terms and of those terms made a part of those documents by the Trust Indenture Act.

General

The indenture does not limit the aggregate principal amount of debt securities which may be issued under it and provides that debt securities may be issued in one or more series, in such form or forms, with such terms and up to the aggregate principal amount that we may authorize from time to time. Our board of directors will establish the terms of each series of debt securities and such terms will be set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of the debt securities offered pursuant to any prospectus supplement will be described in the prospectus supplement. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any holder, for issuances of additional debt securities of that series.

Unless otherwise provided in the prospectus supplement, debt securities may be presented for registration of transfer and exchange and for payment or, if applicable, for conversion or exchange at the office of the trustee.

At our option, the payment of interest may also be made by check mailed to the address of the person entitled to such payment as it appears in the debt security register.

The applicable prospectus supplement will describe the following terms of any debt securities in respect of which this prospectus is being delivered (to the extent applicable to the debt securities):

(1)	the title of the debt securities of the series, and whether the debt securities are senior debt securities or subordinated debt securities;

(2)	the total principal amount of the debt securities of the series and any limit on the total principal amount;

(3)	the price (expressed as a percentage of the principal amount of the debt securities) at which we will issue the debt securities of the series;

(4)	the terms, if any, by which holders may convert or exchange the debt securities of the series into or for common stock or other of our securities or property;

(5)	if the debt securities of the series are convertible or exchangeable, any limitations on the ownership or transferability of the securities or property into which holders may convert or exchange the debt securities;

(6)	the date or dates, or the method for determining the date or dates, on which we will be obligated to pay the principal of the debt securities of the series and the amount of principal we will be obligated to pay;

(7)	the rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, or the method by which the rate or rates will be determined;

(8)	the date or dates, or the method for determining the date or dates, from which any interest will accrue on the debt securities of the series, the dates on which we will be obligated to pay any such interest, the regular record dates if any, for the interest payments, or the method by which the dates shall be determined, the persons to whom we will be obligated to pay interest, and the basis upon which interest shall be calculated if other than that of a 360-day year consisting of twelve 30-day months;

(9)	the place or places where the principal of, and any premium, interest or other amounts payable (if any) on, the debt securities of the series will be payable, where the holders of the debt securities may surrender debt securities for conversion, transfer or exchange, and where notices or demands to or upon us in respect of the debt securities and the indenture may be served;

(10)	any provisions relating to the issuance of the debt securities at an original issue discount;

(11)	the period or periods during which, the price or prices (including any premium or make-whole amount) at which, the currency or currencies in which, and the other terms and conditions upon which, we may redeem the debt securities of the series, at our option, if we have such an option;

(12)	any obligation of ours to redeem, repay or purchase debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of debt securities, and the terms and conditions upon which we will redeem, repay or purchase all or a portion of the debt securities of the series pursuant to that obligation;

(13)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the debt securities shall be issuable;

(14)	if the principal amount payable on any maturity date will not be determinable on any one or more dates prior to the maturity date, the amount which will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the maturity date, or the manner of determining that amount;

(15)	any events of default in lieu of or in addition to those described in this prospectus and remedies relating to such events of default;

(16)	if other than the trustee, the identity of each security registrar or paying agent for debt securities of the series;

(17)	the currency or currencies in which we will sell the debt securities and in which the debt securities of the series will be denominated and payable;

(18)	whether the amount of payment of principal of, and any premium, make-whole amount, or interest on, the debt securities of the series may be determined with reference to an index, formula or other method and the manner in which the amounts will be determined;

(19)	whether the principal of, and any premium, make-whole amount, interest or additional payments on, the debt securities of the series are to be payable, at our election or at the election of the holder of the debt securities, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, the period or periods during which, and the terms and conditions upon which, this election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which the debt securities are denominated or stated to be payable and the currency or currencies in which the debt securities will be payable;

(20)	any applicable U.S. federal income tax consequences, including whether and under what circumstances we will pay any additional amounts as contemplated in the applicable indenture on the debt securities to any holder who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if we will pay additional amounts, whether we will have the option, and on what terms to redeem the debt securities instead of paying the additional amounts;

(21)	if receipt of certain certificates or other documents or satisfaction of other conditions will be necessary for any purpose, including, without limitation, as a condition to the issuance of the debt securities in definitive form (whether upon original issue or upon exchange of a temporary debt security), the form and terms of such certificates, documents or conditions;

(22)	any other covenant or warranty included for the benefit of the debt securities of the series;

(23)	whether the debt securities will be issued in whole or in part in the form of one or more global securities and, in such case, the depositary for such a global security and the circumstances under which any global security may be exchanged for debt securities registered in the name of, and under which any transfer of such global security may be registered in the name of, any person other than the depositary;

(24)	whether the debt securities are defeasible;

(25)	whether and the extent that the debt securities shall be guaranteed by the guarantors and the form of any such guarantee;

(26)	any proposed listing of the debt securities of the series on any securities exchange; and

(27)	any other specific terms of the debt securities.

Unless otherwise indicated in the prospectus supplement relating to the debt securities, principal of and any premium or interest on the debt securities will be payable, and the debt securities will be exchangeable and transfers thereof will be registrable, at the office of the trustee at its principal executive offices. However, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the debt security register. Any payment of principal and any premium or interest required to be made on an interest payment date, redemption date or at maturity which is not a business day need not be made on such date, but may be made on the next succeeding business day with the same force and effect as if made on the applicable date, and no interest shall accrue for the period from and after such date.

Unless otherwise indicated in the prospectus supplement relating to debt securities, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

Debt securities may be issued under the indenture as Original Issue Discount Securities (as defined below) to be offered and sold at a substantial discount from their stated principal amount. In addition, under U.S. Treasury Regulations it is possible that the debt securities that are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other debt securities treated as issued at an original issue discount) will be described in the prospectus supplement relating to such securities. “Original Issue Discount Security” means any debt security that does not provide for the payment of interest prior to maturity or which is issued at a price lower than its principal amount and which provides that upon redemption or acceleration of its stated maturity an amount less than its principal amount shall become due and payable.

Global Securities

The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depositary or its nominees identified in the prospectus supplement relating to the debt securities. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such global security or securities.

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depositary for such global security to a nominee of the depositary and except in the circumstances described in the prospectus supplement relating to the debt securities. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such series.

Guarantees

In order to enable us to obtain more favorable interest rates and terms of payment of principal of, premiums (if any), and interest on the debt securities, the debt securities may (if so specified in the prospectus supplement) be guaranteed, jointly and severally by all of the guarantors pursuant to guarantees. Guarantees will not be applicable to or guarantee our obligations with respect to the conversion of the debt securities into shares of our other securities. Each guarantee will be an unsecured obligation of each guarantor issuing such guarantee. The ranking of a guarantee and the terms of the subordination, if any, will be set forth in the prospectus supplement.

The indenture provides that, in the event any guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the guarantor under such guarantee will be reduced to the maximum amount (after giving effect to all other contingent and other liabilities of such guarantor) permissible under the applicable fraudulent conveyance or similar law.

Modification of the Indenture

We and the trustee may modify the indenture with respect to the debt securities of any series, with or without the consent of the holders of debt securities, under certain circumstances to be described in a prospectus supplement.

Defeasance; Satisfaction and Discharge

The prospectus supplement will outline the conditions under which we may elect to have certain of our obligations under the indenture discharged and under which the indenture obligations will be deemed to be satisfied.

Defaults and Notice

The debt securities will contain events of default to be specified in the applicable prospectus supplement, including, without limitation:

•	failure to pay the principal of, or premium, if any, on any debt security of such series when due and payable (whether at maturity, by call for redemption, through any mandatory sinking fund, by redemption at the option of the holder, by declaration or acceleration or otherwise);

•	failure to make a payment of any interest on any debt security of such series when due;

•	our, or any guarantor’s, failure to perform or observe any other covenants or agreements in the indenture or in the debt securities of such series;

•	certain events of bankruptcy, insolvency or reorganization of us or any guarantor;

•	any guarantee in respect of such series of debt securities shall for any reason cease to be, or be asserted in writing by any guarantor thereof or us not to be, in full force and effect, and enforceable in accordance with its terms; and

•	certain cross defaults.

If an event of default with respect to debt securities of any series shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding debt securities of such series may declare the principal amount (or, if the debt securities of such series are issued at an original issue discount, such portion of the principal amount as may be specified in the terms of the debt securities of such series) of all debt securities of such series or such other amount or amounts as the debt securities or supplemental indenture with respect to such series may provide, to be due and payable immediately.

The indenture provides that the trustee will, within 90 days after the occurrence of a default, give to holders of debt securities of any series notice of all uncured defaults with respect to such series known to it. However, in the case of a default that results from the failure to make any payment of the principal of, premium, if any, or interest on the debt securities of any series, or in the payment of any mandatory sinking fund installment with respect to debt securities of such series, the trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of debt securities of such series.

The indenture contains a provision entitling the trustee to be indemnified by holders of debt securities before proceeding to exercise any trust or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee with respect to the debt securities of such series. However, the trustee may decline to follow any such direction if, among other reasons, the trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction.

The right of a holder to institute a proceeding with respect to the indenture is subject to certain conditions including, that the holders of a majority in aggregate principal amount of the debt securities of such series then outstanding make a written request upon the trustee to exercise its power under the indenture, indemnify the trustee and afford the trustee reasonable opportunity to act. Even so, the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due, to require conversion or exchange of debt securities if the indenture provides for convertibility or exchangeability at the option of the holder and to institute suit for the enforcement of such rights.

Concerning the Trustee

The prospectus supplement with respect to particular debt securities will describe any relationship that we may have with the trustee for such debt securities.

Reports to Holders of Debt Securities

We intend to furnish to holders of debt securities all quarterly and annual reports that we furnish to holders of our common stock.

DESCRIPTION OF PREFERRED STOCK

Our board of directors is authorized to issue in one or more series, without stockholder approval, up to 1,000,000 shares of preferred stock. The shares can be issued with such designations, preferences, qualifications, privileges, limitations, restrictions, options, voting powers (full or limited), conversion or exchange rights and other special or relative rights as the board of directors shall from time to time fix by resolution. Thus, without stockholder approval, our board of directors could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of holders of our common stock. The prospectus supplement relating to a series of preferred stock will set forth the dividend, voting, conversion, exchange, repurchase and redemption rights, if applicable, the liquidation preference, and other specific terms of such series of the preferred stock. We currently have no shares of preferred stock outstanding.

The applicable prospectus supplement will describe the specific terms of any preferred stock being offered. The following terms may be included:

•	the specific designation, number of shares, seniority and purchase price;

•	any liquidation preference per share;

•	any date of maturity;

•	any redemption, repayment or sinking fund provisions;

•	any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined);

•	any voting rights;

•	if other than the currency of the United States, the currency or currencies (including composite currencies) in which such preferred stock is denominated and in which payments will or may be payable;

•	the method by which amounts in respect of such preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

•	whether the preferred stock is convertible or exchangeable and, if so, the securities or rights into which it is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected;

•	the place or places where dividends and other payments on the preferred stock will be payable; and

•	any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

As described under “Description of Depositary Shares” below we may, at our option, elect to offer depositary shares evidenced by depositary receipts, each representing an interest (to be specified in the prospectus supplement relating to the particular series of the preferred stock) in a share of the particular series of the preferred stock issued and deposited with a depositary.

All shares of preferred stock offered by this prospectus, or issuable upon conversion, exchange or exercise of securities, will, when issued, be fully paid and non-assessable.

DESCRIPTION OF DEPOSITARY SHARES

The description set forth below and in any prospectus supplement of certain provisions of the deposit agreement and of the depositary shares and depositary receipts is not complete. You should carefully review the prospectus supplement and the form of deposit agreement and form of depositary receipts relating to each series of the preferred stock.

General

We may, at our option, elect to have shares of preferred stock be represented by depositary shares. The shares of any series of the preferred stock underlying the depositary shares will be deposited under a separate deposit agreement that we will enter with a bank or trust company having its principal office in the United States and a combined capital and surplus of at least $50,000,000. This bank or trust company will be considered the depositary. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable interest in the number of shares of preferred stock underlying such depositary share, to all the rights and preferences of the preferred stock underlying such depositary share (including dividend, voting, redemption, conversion, exchange and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement, each of which will represent the applicable interest in a number of shares of a particular series of the preferred stock described in the applicable prospectus supplement.

Unless otherwise specified in the prospectus supplement, a holder of depositary shares is not entitled to receive the shares of preferred stock underlying the depositary shares.

If required by law or applicable securities exchange rules, engraved depositary receipts will be prepared. Pending their preparation, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts. Definitive depositary receipts will thereafter be prepared without unreasonable delay.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares representing such preferred stock in proportion to the numbers of depositary shares owned by the holders on the relevant record date.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled to such property, as nearly as practicable, in proportion to the number of depositary shares owned by the holder. However, if the depositary determines that it is not feasible to make such distribution, it may, with our approval, sell such property and distribute the net proceeds from such sale to the holders.

The deposit agreement also contains provisions relating to the manner in which any subscription or similar rights we offer to holders of preferred stock shall be made available to holders of depositary shares.

Conversion and Exchange

If any preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange as set forth in the prospectus supplement relating thereto, each record holder of depositary shares will have the right or obligation to convert or exchange such depositary shares pursuant to its terms.

Redemption of Depositary Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of preferred stock underlying the depositary shares. Whenever we redeem preferred stock from the depositary, the depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of preferred stock that were redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as we may determine.

After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price payable upon such redemption. Any funds we deposit with the depositary for any depositary shares which the holders fail to redeem will be returned to us after a period of two years from the date we deposit such funds.

Voting

Upon receipt of notice of any meeting or action in lieu of any meeting at which the holders of any shares of preferred stock underlying the depositary shares are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date (which will be the same date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock underlying such holder’s depositary shares. The depositary will endeavor, as practicable, to vote the number of shares of preferred stock underlying such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so.

Amendment of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless such amendment has been approved by at least a majority of the depositary shares then outstanding.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any exchange or redemption of the preferred stock. Holders of depositary shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

We, or at our option, the depositary, will forward to the holders of depositary shares all of our reports and communications which we are required to furnish to the holders of preferred stock.

Neither we nor the depositary will be liable if we or the depositary is prevented or delayed by law or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performance in good faith and neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary share or preferred stock unless satisfactory indemnity has been furnished. Both we and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary; Termination of the Deposit Agreement

The depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. We may terminate the deposit agreement or it may be terminated by the depositary if a period of 90 days expires after the depositary has delivered written notice to us of its election to resign and we have not appointed a successor depositary. Upon termination of the deposit agreement, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders of depositary receipts, and will not give any further notices (other than notice of such termination) or perform any further acts under the deposit agreement except that the depositary will continue to deliver preferred stock certificates, together with dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for depositary receipts surrendered. Upon our request, the depositary will deliver to us all books, records, certificates evidencing preferred stock, depositary receipts and other documents relating to the subject matter of the deposit agreement.

DESCRIPTION OF COMMON STOCK

If we offer shares of Class A common stock, the prospectus supplement will set forth the number of shares offered, the public offering price, information regarding our dividend history and Class A common stock prices as reflected on the New York Stock Exchange, including a recent reported last sale price of the Class A common stock.

Our authorized common stock consists of 305,000,000 shares, of which 275,000,000 shares are Class A common stock, par value $.01 per share, and 30,000,000 shares are Class B common stock, par value $.01 per share. At May 31, 2003, we had 82,678,814 shares of Class A common stock outstanding and held of record by 983 stockholders, and 12,070,770 shares of Class B common stock outstanding and held of record by 243 stockholders. In addition, at May 31, 2003, options to purchase an aggregate of 13,179,944 shares of Class A common stock were outstanding.

All shares of Class A common stock and Class B common stock currently outstanding are, and the shares of Class A common stock offered hereby will be, validly issued and fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

The following descriptions of our Class A common stock and certain provisions of our Restated Certificate of Incorporation and Amended and Restated By-Laws are summaries and are not complete. You should carefully review the provisions of our certificate of incorporation and by-laws and appropriate provisions of the Delaware General Corporation Law.

General

The rights of holders of Class A common stock and Class B common stock are identical except for voting, dividends and conversion rights.

Voting

Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share. Holders of Class A common stock, voting as a class, are entitled to elect at least one fourth of the members of our board of directors to be elected at a meeting of stockholders, and holders of Class B common stock, voting as a class, are entitled to elect the remaining directors. If the number of outstanding shares of Class B common stock is less than 12% of the aggregate number of outstanding shares of Class A common stock and Class B common stock, the holders of Class A common stock will become entitled to elect at least one fourth of the directors voting as a class and to elect the remaining directors voting together as a single class with holders of Class B common stock, provided that the holders of Class A common stock shall have one vote per share and the holders of Class B common stock shall have 10 votes per share.

On all other matters submitted to a vote of the stockholders, the holders of Class A common stock and Class B common stock vote together as a single class, except where a separate class vote is required under Delaware law.

Dividends

If we pay a cash dividend on Class B common stock, each share of Class A common stock will receive an amount at least 10% greater than the amount of the cash dividend per share paid on Class B common stock. In addition, our board of directors may declare and pay a dividend on Class A common stock without paying any dividend on Class B common stock. The indentures for our outstanding senior notes and our outstanding senior subordinated notes, and our existing senior credit facility, restrict the payment of dividends. In addition, any supplemental indentures for the debt securities may restrict or prohibit the payment of dividends.

Conversion

Each share of Class B common stock is convertible into one fully paid and non-assessable share of Class A common stock at the option of the holder at any time. The shares of Class A common stock are not convertible into or exchangeable for shares of Class B common stock or any of our other securities.

Other Provisions

Holders of Class A common stock and Class B common stock are entitled to share pro rata in the distribution of our assets available for such purpose in the event of our liquidation, dissolution or winding up, after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock, if any. Holders of Class A common stock and Class B common stock have no preemptive rights to subscribe for any additional securities of any class which we may issue, and there are no redemption provisions or sinking fund provisions applicable to any such classes, nor is the Class A common stock and Class B common stock subject to calls or assessments.

Certain Statutory Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that such person became an interested stockholder, unless

•	prior to the time of the business combination, the transaction is approved by the board of directors of the corporation;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, assets sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock.

PLAN OF DISTRIBUTION

We may sell securities on a negotiated or competitive bid basis to or through one or more underwriters or dealers. We may also sell securities directly to institutional investors or other purchasers or through agents. Any underwriter, dealer or agent involved in the offer and sale of securities, and any applicable commissions, discounts and other items constituting compensation to such underwriters, dealers or agents, will be set forth in the prospectus supplement.

We may effect distribution of securities from time to time in one or more transactions at a fixed price or prices (which may be changed) or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Unless otherwise indicated in a prospectus supplement, the obligations of any underwriters to purchase securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the applicable securities if any are purchased. If a dealer is used in a sale, we may sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

We or our agents may solicit offers to purchase securities from time to time. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

In connection with the sale of securities, underwriters or agents may receive compensation (in the form of discounts, concessions or commissions) from us or from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters as that term is defined in the Securities Act, and any discounts or commissions received by them from us and any profits on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the related prospectus supplement.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If so indicated in the prospectus supplement, we will authorize agents and underwriters to solicit offers by certain specified institutions to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Institutions with whom such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but shall in all cases be subject to our approval. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not be prohibited at the time of delivery under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

The underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates in the ordinary course of their respective businesses.

The securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. No assurance can be given as to the liquidity of the trading market for any such securities.

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities.

As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offerings (i.e., if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement. The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, the representatives of any underwriters may determine not to engage in such transactions or that such transactions, once commenced, may be discontinued without notice.

LEGAL OPINIONS

The validity of the securities offered by this prospectus will be passed upon by McDermott, Will & Emery.

EXPERTS

The audited consolidated financial statements of Constellation Brands, Inc. as of and for the fiscal year ended February 28, 2003 incorporated by reference in this prospectus have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing. The audit report on the February 28, 2003 consolidated financial statements refers to KPMG LLP’s audit of the disclosures added and reclassifications and adjustments that were applied to restate the February 28, 2002 and 2001 consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the February 28, 2002 and 2001 consolidated financial statements other than with respect to such disclosures, reclassifications and adjustments.

The audited consolidated financial statements of Constellation Brands, Inc. as of February 28, 2002 and for the fiscal years ended February 28, 2002 and 2001 incorporated by reference in this prospectus and elsewhere in the related registration statement to the extent indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. Arthur Andersen LLP has not reissued its audit report with respect to our audited consolidated financial statements prepared by it and incorporated by reference in this prospectus. In addition, Arthur Andersen LLP has not consented to the inclusion of its audit report in our Annual Report on Form 10-K for the fiscal year ended February 28, 2003 and incorporated by reference herein. As a result, you will probably not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our consolidated financial statements that were audited by Arthur Andersen LLP. Even if you were able to assert such a claim successfully, as a result of its conviction and other lawsuits and claims, Arthur Andersen LLP may not have sufficient assets to satisfy claims made by us or by our investors that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements audited by Arthur Andersen LLP.

The audited consolidated financial statements of BRL Hardy Limited as of and for the years ended December 31, 2002 and 2001 incorporated in this Prospectus by reference to the Constellation Brands, Inc. Current Report on Form 8-K/A filed on July 18, 2003 has been so incorporated in reliance on the report of PricewaterhouseCoopers, chartered accountants, given on the authority of said firm as experts in auditing and accounting.

Constellation Brands, Inc.

6,000,000 Shares

Depositary Shares

Each representing  1/40 of a share of

5.75% Series A Mandatory Convertible Preferred Stock

PROSPECTUS SUPPLEMENT

July 24, 2003

Joint Book-Running Managers

JPMorgan

Citigroup

Joint Lead Manager

UBS Investment Bank